401 Cottage Avenue • Abilene, Kansas 67410-2832
785 • 263 • 3350
www.ALCOstores.com

12027362

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 27, 2012

To our Stockholders:

The Annual Meeting of the Stockholders of Duckwall-ALCO Stores, Inc. will be held at the law offices of Lathrop & Gage LLP at 2345 Grand Boulevard, Suite 2200, Kansas City, MO 64108, on Wednesday, June 27, 2012, at 10:00 a.m. local time, for the following purposes:

1. To elect five directors to serve on our Board of Directors for a one-year term and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013;

3. To approve the proposed amendment to our Amended and Restated Articles of Incorporation to change the name of the company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc.";

4. To consider and act upon the approval of the 2012 Duckwall-ALCO Stores, Inc. Equity Incentive Plan as described in the accompanying proxy statement; and

5. To act upon any other business that may properly come before the annual meeting or any adjournments of that meeting.

In accordance with our Bylaws, the Board of Directors has fixed the close of business on May 18, 2012 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments of that meeting.

You are cordially invited to attend the meeting. Whether or not you intend to attend the meeting, please sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may revoke your proxy at any time before it is exercised and it will not be used if you attend the meeting and prefer to vote in person. Your vote is important and all stockholders are urged to be present in person or by proxy.

In accordance with regulations established by the Securities and Exchange Commission, we have provided internet availability of our proxy materials in addition to providing you a full set of printed proxy materials. Please find enclosed in the proxy materials a notice of the internet availability of proxy materials that will provide an explanation of how to access these proxy materials on-line. A direct link to our proxy materials on-line is the following web address: http://www.alcostores.com/proxy.

By Order of the Board of Directors

Peggy Houser

Peggy Houser, Corporate Secretary

June 8, 2012
Abilene, Kansas

DUCKWALL-ALCO STORES, INC.

401 Cottage Street
Abilene, Kansas 67410-2832

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 27, 2012

INTRODUCTION

This Proxy Statement is being furnished to the stockholders of Duckwall-ALCO Stores, Inc., a Kansas corporation ("Duckwall" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of Duckwall for use at the Annual Meeting of Stockholders to be held on Wednesday, June 27, 2012, and at any adjournment or adjournments thereof (the "Annual Meeting"). The Annual Meeting will commence at 10:00 a.m., local time, and will be held at the law offices of Lathrop & Gage LLP at 2345 Grand Boulevard, Suite 2200, Kansas City, MO 64108.

This Proxy Statement and the enclosed form of proxy were first mailed to the Company's stockholders on or about June 8, 2012.

Proxies

You are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed postage prepaid envelope. Shares represented by properly executed proxies will, unless such proxies previously have been revoked, be voted in accordance with the stockholders' instructions indicated in the proxies. We encourage stockholders to submit votes in advance of the meeting. If your shares are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot in order to be able to vote your shares at the meeting. Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting except for the ratification of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 3, 2013 ("Fiscal 2013"), unless you provide specific instructions by completing and returning the attached proxy form for your vote to be counted. You will need to communicate your voting decisions to your broker, bank or other financial institution before the Annual Meeting.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by filing written notice of revocation with the Corporate Secretary of the Company, by executing and delivering to the Corporate Secretary of the Company a proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

Voting at the Meeting

For purposes of voting on the proposals described herein, the presence in person or by proxy of stockholders holding a majority of the total outstanding shares of the Company's common stock, par value $0.0001 per share ("Common Stock"), shall constitute a quorum at the Annual Meeting. Only holders of record of shares of the Company's Common Stock as of the close of business on May 18, 2012 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting or any adjournments thereof. As of the Record Date, 3,808,338 shares of the Company's Common Stock were outstanding and entitled to be voted at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter properly to come before the Annual Meeting.

Directors are elected by a plurality (a number greater than those cast for any other candidates) of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Annual Meeting for that purpose.

The affirmative vote of a majority of the shares of the Company's Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, provided a quorum is present, is necessary to ratify the selection of KPMG LLP as the Company's independent accountants, to approve of the amendment to the Company's Amended and Restated Articles of Incorporation to change the name of the Company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc.", to approve of the Company's 2012 Equity Incentive Plan, and to approve such other matters as properly may come before the Annual Meeting or any adjournment thereof.

Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders, whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved.

Solicitation of Proxies

This solicitation of proxies for the Annual Meeting is being made by the Company's Board of Directors. The Company will bear all costs of such solicitation, including the cost of preparing and mailing this Proxy Statement and the enclosed form of proxy. After the initial mailing of this Proxy Statement, proxies may be solicited by mail, telephone, telegram, the internet, facsimile transmission or personally by directors, officers, employees or agents of the Company. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held of record by them, and their reasonable out of pocket expenses, together with those of the Company's transfer agent, will be paid by the Company.

A list of stockholders entitled to vote at the Annual Meeting will be available for examination at least ten days prior to the date of the Annual Meeting during normal business hours at the principal executive offices of the Company located at 401 Cottage Street, Abilene, Kansas. The list also will be available at the Annual Meeting.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board of Directors must consist of a number fixed by the Board of Directors, which number may be increased or decreased from time to time by the adoption of a resolution by a majority of the entire Board of Directors then in office. The current number of Board of Directors is fixed at five and the Company's Board of Directors consisted of five members during the fiscal year ending January 29, 2012 ("Fiscal 2012").

One of the purposes of this Annual Meeting is to elect five directors to serve for a one year term expiring at the Annual Meeting of Stockholders in 2013 and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal. Based on the recommendation of the Nominating and Governance Committee, the Board of Directors has designated Royce Winsten, Lolan C. Mackey, Dennis E. Logue, Richard E. Wilson and Terrence M. Babilla as the five nominees proposed for election at the Annual Meeting.

Unless authority to vote for the nominees or a particular nominee is withheld, it is intended that the shares represented by properly executed proxies in the form enclosed will be voted for the election as directors of all nominees. In the event that one or more of the nominees should become unavailable for election, it is intended that the shares represented by the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Nominating and Governance Committee, unless the authority to vote for such nominees or for the particular nominee who has ceased to be a candidate has been withheld. Each of the nominees has indicated his willingness to serve as a director if elected, and the Board of Directors has no reason to believe that any nominee will be unavailable for election.

Approval of Proposal One requires an affirmative vote of the plurality (a number greater than those cast for any other candidates) of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Annual Meeting for that purpose. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

The Board of Directors recommends that you vote for the election of Royce Winsten, Lolan C. Mackey, Dennis E. Logue, Richard E. Wilson and Terrence M. Babilla as directors.

INFORMATION ABOUT DIRECTOR NOMINEES

The following is certain information regarding each person nominated by the Nominating and Governance Committee for election as a director at the Annual Meeting. The Nominating and Governance Committee has concluded that each nominee possesses the minimum qualifications identified in "Nomination Process; Stockholder Nominations" below, and each is in a position to devote an adequate amount of time to the effective performance of director duties. All nominees were recommended by members of the Board of Directors. There are no family relationships between any officers or directors of the Company and the nominees, or the nominees themselves. Except for Richard E. Wilson, the Company's President-Chief Executive Officer, none of the nominees are employed, or have been employed, by the Company or any of its parents, subsidiaries or other affiliates. Except for Richard E. Wilson, the Company's President-Chief Executive Officer, all of the nominees are independent from the Company as defined in the applicable Listing Rules of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Stock Market. Unless otherwise indicated, the nominees and directors have had the indicated principal occupation for at least the past five years.

ROYCE WINSTEN

Mr. Winsten, age 54, has been a director since October, 2007, and currently serves as Chairman of the Board. He is Chairman of the Strategy, Budget & Planning Committee and a member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee. Since 2005, he has served as a Managing Director of Shore Capital Management LLC, a New Jersey based firm providing securities analysis, investment advisory and portfolio management services. From 2002 to 2005, Mr. Winsten served as a Vice President of UBS Financial Services, Inc. He is a Chartered Financial Analyst, and holds a Masters of Business Administration degree from The Fuqua School of Business, Duke University, in addition to studying international economic integration and monetary union with the Institute for European Studies at the London School of Economics and Political Science, London, UK. In nominating Mr. Winsten, the Nominating and Governance Committee noted Mr. Winsten's diverse financial industry experience, background and education.

DENNIS E. LOGUE

Mr. Logue, age 68, has been a director since 2005. He is the Chairman of the Nominating and Governance Committee and the Chairman of the Audit Committee. Mr. Logue has served as Chairman of the Board of Ledyard Financial Group since 2005. From 2001 to 2005, he was Dean of the Michael F. Price College of Business at the University of Oklahoma. Prior thereto, Mr. Logue held numerous business-oriented professorships, most recently at the Amos Tuck School, Dartmouth College from 1974 to 2001. He is the author or co-author of more than eighty professional papers on a wide variety of financial topics. He has authored or co-authored six books on pension plans. He also serves as a director of Waddell & Reed Financial, Inc., Abraxas Petroleum Corp., and Hypertherm, Inc. Mr. Logue holds a Masters of Business Administration degree from Rutgers University and a Ph.D. in Managerial Economics and Finance from Cornell University. In nominating Mr. Logue, the Nominating and Governance Committee noted Mr. Logue's long and diverse experience as a board member for other companies and his educational experience and background.

LOLAN C. MACKEY

Mr. Mackey, age 65, has been a director since 1998. He is a member of the Audit Committee, Strategy, Budget & Planning Committee, and Compensation Committee. Mr. Mackey has been a member of Diversified Retail Solutions LLC, a retail senior management advisory firm, since 1997. For 25 years prior thereto, Mr. Mackey was employed in various capacities by Wal-Mart Stores, Inc. From 1990 to 1994, he was Vice President of Store Planning. From 1994 to 1997, he was Vice President of International Operations. In nominating Mr. Mackey, the Nominating and Governance Committee noted Mr. Mackey's extensive business experience in the retail industry and his continued quality service provided as a Board member of the Company.

RICHARD E. WILSON

Mr. Wilson, age 50, has been a director since July, 2010. He is a member of the Strategy, Budget & Planning Committee. Mr. Wilson is the current President-Chief Executive Officer of the Company and has served in that capacity since February 19, 2010. From December, 2007 until he joined the Company, Mr. Wilson served as Principal of Corporate Alliance Group, a management consulting organization specializing in marketing, product development, planning, strategy and brand management for the retail and wholesale trade. Prior to forming Corporate Alliance Group, Mr. Wilson was Senior Vice President, General Merchandise, for BJ's Wholesale Club from May, 2005 to February, 2007, where he was responsible for a $2 billion business including merchandising, marketing, private brand development, global sourcing and club presentation. From August 2003 to April 2005, Mr. Wilson was Senior Vice President, Home Furnishings for the Macy's division of Federated Department Stores, Inc., the parent company of department stores such as Macy's and Bloomingdale's. Mr. Wilson has also previously served as an executive with the Filene's division of May Department Stores. In nominating Mr. Wilson, the Nominating and Governance Committee noted his extensive experience in successfully managing and operating retail companies.

TERRENCE M. BABILLA

Mr. Babilla, age 50, has been a director since September, 2010. He is the Chairman of the Compensation Committee and is a member of both the Strategy, Budget & Planning Committee and the Nominating and Governance Committee. Mr. Babilla is President, Chief Operating Officer and General Counsel of BSN Sports, Inc., formerly known as Sport Supply Group, Inc. ("BSN") based in Dallas, Texas, and has worked for BSN in various capacities since 1995. Prior to joining BSN, Mr. Babilla was a partner in the corporate and securities group of Hughes and Luce, LLP, a law firm in Dallas, Texas. Mr. Babilla received his Juris Doctorate from the University of San Diego. His undergraduate degree is in Finance from Arizona State University, where he graduated Magna Cum Laude. In nominating Mr. Babilla, the Nominating and Governance Committee noted his diverse and extensive experience in both managing a company and in the practice of business law.

CERTAIN INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES

Standing Committees; Meetings; Independence

Pursuant to the Company's Bylaws, the Board of Directors has established four standing committees: Audit Committee, Compensation Committee, Strategy, Budget & Planning Committee and the Nominating and Governance Committee. The current members of each standing committee are as follows: Audit Committee - Messrs. Logue (Chairman), Mackey and Winsten; Compensation Committee - Messrs. Babilla (Chairman), Mackey, and Winsten; Strategy, Budget & Planning Committee - Messrs. Winsten (Chairman), Babilla, Mackey, and Wilson; and Nominating and Governance Committee - Messrs. Logue (Chairman), Babilla, and Winsten.

During Fiscal 2012, the Board of Directors held a total of nine meetings. The Audit Committee held four meetings. The Compensation Committee held four meetings, the Strategy, Budget & Planning Committee held five meetings and the Nominating and Governance Committee held one meeting. All of the directors attended at least 75% of the meetings of the Board of Directors and the committees of the Board of Directors on which they served during Fiscal 2012.

The Company's policy is to ask directors to attend the annual meeting of stockholders. All of the directors attended the Company's last annual meeting.

The Board of Directors has determined that a majority of its members are independent as defined in the applicable Listing Rules of the NASDAQ Stock Market. The Board of Directors has determined that all of the members of each the Audit, Compensation and Nominating and Governance Committees are independent as required by applicable Listing Rules of the NASDAQ Stock Market.

Nomination Process; Stockholder Nominations

Currently, the Board has a Nominating and Governance Committee. During Fiscal 2011, the Board unanimously decided to change the Governance Committee to the Nominating and Governance Committee, which committee is responsible for the nomination of directors for election at stockholder meetings. Previously, director nominees were selected by the Board of Directors as a whole and there was not a separate nominating committee. This change in the nomination process is due to the fact that Richard E. Wilson, the Company's President-Chief Executive Officer, was elected to the Board in July, 2010. Therefore, the Board could no longer operate as a nominating committee as a whole because the Board is no longer comprised entirely of independent directors.

The Nominating and Governance Committee is comprised of directors which the Board has determined are all independent directors in compliance with the applicable Listing Rules of the NASDAQ Stock Market. The Nominating and Governance Committee does not have a Nominating and Governance Committee Charter.

In identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of its members and management. The Nominating and Governance Committee will also consider candidates recommended by stockholders in accordance with the policies and procedures set forth in this Proxy Statement. However, the Nominating and Governance Committee may choose not to consider an unsolicited candidate recommendation if no vacancy exists on the Board. The Nominating and Governance Committee does not have a separate formal policy on the consideration of nominees recommended by stockholders. Instead, the Nominating and Governance Committee has determined that it is appropriate to evaluate all potential nominees on the same criteria as discussed in the following paragraph. The Nominating and Governance Committee did not receive any director nominee recommendations from any stockholders during Fiscal 2012. The Nominating and Governance Committee may, in its discretion, use an independent search firm to identify nominees. The Nominating and Governance Committee did not use an independent search firm to identify any of the nominees presented for election at this year's annual meeting.

The Nominating and Governance Committee members evaluate each potential nominee in the context of the Board as a whole, with the objective of recommending a group of nominees that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience in finance, retail and general business, as well as strategic thinking, business management, capital markets and corporate governance. The Nominating and Governance Committee members evaluate each nominee to ensure that each nominee has the following minimum qualifications: high integrity, business savvy, stockholder orientation and a general interest in the Company. The Nominating and Governance Committee evaluates nominees selected by the members of the Nominating and Governance Committee and/or recommended by the Board and the nominees recommended by stockholders, if any, in the same fashion. In determining whether to recommend a director for re-election, the Nominating and Governance Committee members also consider the director's past attendance at meetings and participation in and contributions to the activities of the Board members. As a matter of practice, when evaluating recommended nominees for directors, the Nominating and Governance Committee members consider the nominee's character, judgment, independence, financial or business acumen, diversity of experience and ability to represent and act on behalf of all stockholders, as well as the needs of the Board.

Neither the Nominating and Governance Committee nor the Board have a formal policy regarding the diversity of the Board and director nominees. However, the Nominating and Governance Committee and the Board strive to have a Board that represents diverse experience in business, management and leadership backgrounds, education, and other areas that are relevant to the Company's business. In assessing diversity, the Nominating and Governance Committee evaluates each candidate's individual qualities in the context of how that candidate would relate to the Board as a whole.

Stockholders who wish to recommend candidates for consideration by the Board in connection with next year's annual meeting should submit the candidate's name and related information in writing to the Chairman of the Nominating and Governance Committee, in care of the Company's Corporate Secretary, at 401 Cottage Street, Abilene, Kansas 67410-2832, on or before January 11, 2013. In addition to the name of the candidate, a stockholder should submit:

- his or her own name and address as they appear on the Company's records;
- if not the record owner, a written statement from the record owner of the shares that verifies the recommending stockholder's beneficial ownership and period of ownership and that provides the record owner's name and address as they appear on the Company's records;
- a statement disclosing whether such recommending stockholder is acting with or on behalf of any other person, entity or group and, if so, the identity of such person, entity or group;
- the written consent of the person being recommended to being named in the proxy statement as a nominee if nominated and to serving as a director if elected; and
- pertinent information concerning the candidate's background and experience, including information regarding such person required to be disclosed in solicitations of proxies for election of directors under Regulation 14A of the Securities Exchange Act of 1934, as amended.

Board Leadership

The Company separates the roles of Chairman of the Board and President-Chief Executive Officer of the Company. Our current Chairman of the Board is Royce Winsten. Mr. Winsten is not an employee or executive officer of the Company. During Fiscal 2012, Richard E. Wilson served as President-Chief Executive Officer of the Company. Mr. Wilson is a member of the Board of Directors, but does not serve as the Chairman of the Board. The Board does not have a leading or presiding director, except for the Chairman of the Board noted above. The Board has concluded that the current leadership structure, with the separation of the Chairman of the Board and the President-Chief Executive Officer, is appropriate and meets the best interests of the stockholders. The current leadership structure allows the Chairman of the Board to concentrate on Board of Directors' duties and obligations and the President-Chief Executive Officer to focus on the Company's business, administrative, and operational functions.

The Board of Director's Role in Risk Oversight

The Board of Directors and its committees have an important role in the Company's risk oversight, management and assessment process. The Board regularly reviews with management the Company's financial and business strategies, and those reviews include a discussion of relevant material risks as appropriate. The Board discusses, as appropriate, its risk oversight and assessment, as well as any material risks to the Company, with the Company's general counsel. In addition, the Board delegates risk management responsibilities to the Audit Committee, Nominating and Governance Committee, and Compensation Committee, which committees are each all comprised of independent directors.

The Audit Committee, as part of its charter, oversees the Company's risk oversight, management and assessment of the Company. The Nominating and Governance Committee, as part of its duties, oversees and assesses the risks associated with the corporate governance and ethics of the Company. The Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. In addition, as discussed under "Executive Compensation Risk Considerations" below, the Compensation Committee also, as appropriate, assesses the risks relating to the Company's overall compensation programs.

While the Audit Committee, Nominating and Governance Committee, and Compensation Committee oversee the management of the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk management, assessment and oversight roles.

Audit Committee

The Audit Committee is a committee of the Board of Directors that consists solely of independent directors. The Audit Committee assists the Board of Directors in fulfilling its oversight of (a) the integrity of the Company's financial statements, financial reporting process and internal control system, (b) the Company's compliance with legal and regulation requirements, (c) the independent auditor qualifications and independence, (d) the performance of the Company's independent accountants, and (e) the system of internal controls, disclosure controls and procedures established by management. The Audit Committee is expected to maintain and encourage free and open communication with the independent accountants, management of the Company and the Board, and should foster adherence to the Company's policies, procedures and practices at all levels. The Audit Committee is responsible for selecting, engaging and evaluating the performance of the Company's independent accountants and for approving the scope of the engagement and the terms of their engagement letter. The Audit Committee is responsible for and has adopted a policy and procedure regarding the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

The Board of Directors has determined that Dennis E. Logue is an "audit committee financial expert," as defined in Item 407(d)(5) of the Securities and Exchange Commission ("SEC") Regulation S-K. The Board determined that Mr. Logue is independent, as independence for audit committees is defined in the applicable Listing Rules of the NASDAQ National Stock Market. Under SEC regulations, a person who is determined to be an audit committee financial expert will not be deemed an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as a result of being identified as an audit committee financial expert. Further, the designation or identification of a person as an audit committee financial expert does not impose any duties, obligations or liability on such person that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During Fiscal 2012, the Audit Committee extensively analyzed the performance of KPMG LLP and the fulfillment by KPMG LLP of the Company's expectations as the Company's external auditor for the past three fiscal years. After taking into consideration KPMG LLP's performance as discussed above, the Audit Committee determined that KPMG LLP should be appointed as the Company's independent registered public accounting firm for external audits for Fiscal 2013.

The Audit Committee is governed by the Amended and Restated Audit Committee Charter (the "Charter"). A copy of the Charter is available on the Company's website, which is located at www.alcostores.com. Once you are at the Company's website, you must click on "Investors." Once you are on the Investors web page, you must click on the "Corporate Governance" link. Once you are on the Corporate Governance web page, you may click on a link to access the Charter. You may access the Corporate Governance page directly by going to the following link: http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html.

The information in or referenced to in the previous paragraph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Audit Committee Report

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ending January 29, 2012, with management and the independent accountants. The Audit Committee has also discussed and reviewed with the independent accountants the matters required to be discussed by Statements on Auditing Standards No. 61, as amended, "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3200T, which relates to the accountants' judgment about the quality of the Company's accounting principles, judgments and estimates, as applied in its financial reporting.

In addition, the Audit Committee has received the written disclosures and the letter from the independent public accountants required by the applicable standards of the Public Company Accounting Oversight Board, relating to the independent accountant's communication with the audit committee concerning the accountants' independence from the Company and its subsidiaries and has discussed with the independent public accountants their independence. The Audit Committee has considered whether other non audit services provided by the independent accountants to the Company are compatible with maintaining the auditor's independence and has discussed with KPMG LLP the independence of that firm.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended January 29, 2012, for filing with the SEC.

This report is made over the name of each continuing member of the Audit Committee at the time of such recommendation, namely:

Dennis E. Logue (Chairman)
Lolan C. Mackey
Royce Winsten

The Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Compensation Committee

The Compensation Committee has general responsibility for the establishment, direction and administration of all aspects of the compensation policies and programs for the Company's executive officers, including the President-Chief Executive Officer's compensation. The President-Chief Executive Officer and other executive officers may attend Compensation Committee meetings and make recommendations, but they may not be present during discussions regarding their own compensation. Although, the ultimate responsibility for approving the compensation programs of our named executive officers rests with the Board. The Compensation Committee also administers the Company's Incentive Stock Option Plan and the Non-Qualified Stock Option Plan for Non-Management Directors. Although it may choose to do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for executive officers but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal surveys of the practices of companies whose business is deemed similar to the Company's by the Compensation Committee.

The Compensation Committee adopted a Compensation Committee Charter on April 4, 2007, a copy of which is available on our website at www.alcostores.com. Once you are at the Company's website, you must click on "Investors," and then on the Investors page you must click on the "Corporate Governance" link. Once you are on the Corporate Governance web page, you may click on a link to access the Compensation Committee Charter. You may access the Compensation Committee Charter directly, by going to the direct link of the Corporate Governance page, which is: http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html.

See "EXECUTIVE COMPENSATION AND OTHER MATTERS – Compensation Discussion and Analysis" for further information on the processes we follow in setting compensation.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is now or was at any time during the past year an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, or had any relationship with the Company requiring disclosure.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth below in this Proxy Statement and based on such review and discussion recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee Members:

Terrence M. Babilla (Chairman)
Lolan C. Mackey
Royce Winsten

The Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Executive Summary

The Compensation Committee is tasked with discharging the Board of Directors' responsibilities related to oversight of the compensation of our directors and officers and ensuring that our executive compensation program meets our corporate objectives. This Compensation Discussion and Analysis is a discussion and analysis of the various executive compensation policies, programs and practices developed by the Compensation Committee, and is intended to provide insight into the Compensation Committee's decision making process for determining the compensation for our named executive officers, including:

- Richard E. Wilson, age 50, has served as the Company's President-Chief Executive Officer since February 19, 2010. From December, 2007 until he joined the Company, Mr. Wilson served as Principal of Corporate Alliance Group, a management consulting organization specializing in marketing, product development, planning, strategy and brand management for the retail and wholesale trade. Prior to forming Corporate Alliance Group, Mr. Wilson was Senior Vice President, General Merchandise, for BJ's Wholesale Club from May, 2005 to February 2007, where he was responsible for a $2 billion business including merchandising, marketing, private brand development, global sourcing and club presentation. From August, 2003 to April, 2005, Mr. Wilson was Senior Vice President, Home Furnishings for the Macy's division of Federated Department Stores, Inc., the parent company of department stores such as Macy's and Bloomingdale's. Mr. Wilson has also previously served as an executive with the Filene's division of May Department Stores.

- Wayne S. Peterson, age 53, joined the Company as its Senior Vice President-Chief Financial Officer on September 20, 2010. Mr. Peterson served as Chief Financial Officer of Minyard Foods, Inc., a privately-held regional supermarket retailer, which operates a total of 60 stores in the Dallas/Fort-Worth area from 2006 until he joined the Company. From 2002-2005, Mr. Peterson served as the Executive Vice President, Chief Financial Officer, Secretary, and Director of Copeland's Enterprises, Inc., a privately held regional specialty retailer of sporting goods. Mr. Peterson has held the position of Chief Financial Officer for retail companies for 19 years.

- Tom L. Canfield, Jr., age 58, has served as our Senior Vice President – Logistics/Administration since 2006. From 1973 to 2006, Mr. Canfield served in various capacities with the Company. Mr. Canfield has approximately 39 years of experience in the retail industry.

Our mission as a company is to be the best broadline retailer in America, serving smaller, hometown communities. We strive every day to achieve that goal with our work ethic, quality selection of goods, competitive prices, and friendly service of bygone days.

The Compensation Committee has designed our executive compensation program to reflect its philosophy that executive compensation should be directly linked to our Company's mission, corporate performance and increased stockholder value. Relative to other companies, we believe that our program is relatively simple and conservative. For our most senior executive officers, the program consists primarily of three elements – base salary, an opportunity for an annual cash incentive award and an opportunity for stock option grants. Base salary increases, the size of the annual cash incentive awards and the size of the stock option awards for our most senior executive officers are determined in large part by reference to return on equity and other goals established by the Compensation Committee. These goals, even at the lowest level at which compensation can be awarded, are intended to be difficult to achieve relative to our prior year's performance and relative to our competitors' projected performance for the year. Furthermore, stock options granted will only have value if the price of our common stock increases after the date of grant. See "Elements of Executive Compensation" below for a discussion of base salary increases, annual cash incentive awards and stock option awards granted to our named executive officers in Fiscal 2012.

The Compensation Committee did not award stock options to any named executive officers in Fiscal 2012 (except for certain contingent stock options discussed under the heading "Long Term Incentives" of this proxy statement). The Compensation Committee did award stock options during the first quarter of Fiscal 2013 in consideration of certain named executive officers entering into new employment agreements with the Company (see a discussion of such awards under the heading "Long Term Incentives" of this proxy statement). The Compensation Committee may award additional stock options to the Company's named executive officers during Fiscal 2013 based on Company performance and to better align each executive officer's interests with that of the Company's stockholders.

Compensation Objectives and Philosophy

The Company's executive compensation program is designed to accomplish the following objectives:

- To attract and retain motivated executives who substantially contribute to the Company's long-term success and the creation of stockholder value;
- To reward executives when the Company performs financially or operationally well;
- To align the financial interests of our executives with the interests of our stockholders; and
- To be competitive with the Company's industry without targeting or setting compensation at specific benchmark percentiles.

Our philosophy is to balance the named executive officers' short-term compensation with long-term compensation in order to align their interests with the interests of our stockholders. Within this framework, the Compensation Committee strives to maintain executive compensation that is fair, reasonable, and competitive.

Our philosophy and objectives are implemented through our executive compensation program, which is comprised of the following primary elements:

- Base salary and benefits are designed to attract and retain employees over time.

- Annual cash awards are designed to focus employees on the objectives set by the Company for a particular year for overall Company performance goals. These goals are set to a level consistent with the Company's business plan and philosophy, including enhancement of stockholder value.

- Long-term equity incentives are awarded to align our management's interests with that of our stockholders. Such potential equity incentives are detailed in the Company's 2012 Equity Incentive Plan discussed in Proposal Four of this proxy statement.

The Compensation Committee is afforded sufficient flexibility to use these elements, in addition to other benefits, in a way that it believes will accomplish its objectives.

Compensation Setting Process

Each year, the Compensation Committee approves executive compensation based upon a number of factors and reference points, and does not set executive compensation at specific benchmark percentiles or based on a formula-driven framework. This enables the Compensation Committee to be responsive to the Company's financial and operational performance, the competitive pay information within the Company's industry, and the current dynamics of the labor market. In approving the named executive officers' individual pay components and total direct compensation, the Compensation Committee generally considers one or more of the following factors and reference points:

- The Company's financial and operational performance;
- Historical compensation levels;
- The role and responsibilities of the named executive officers;
- Evaluations of the named executive officers' performance;
- Competitive pay information within the Company's industry; and
- Any recommendations of the Company's Chief Executive Officer.

The Company does not have a specific policy, practice, or formula regarding the allocation of total direct compensation between (a) base salary and incentive awards, (b) cash performance bonus and equity incentive awards, or (c) total cash compensation and total equity incentive awards.

The Compensation Committee has not engaged a compensation consultant in recent years to assist it in designing and implementing the Company's executive compensation program, but instead has relied on the experience of its members. The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers' compensation.

How We Determine Compensation

The Compensation Committee has general responsibility for establishing, directing and administering of all aspects of the compensation policies and programs for executive officers, although the ultimate responsibility for approving the compensation programs of our named executive officers rests with the Board.

The Compensation Committee met numerous times during the course of Fiscal 2012 to review issues with respect to executive compensation matters. The agenda for each meeting of the Compensation Committee is prepared and/or approved by the chairman of the Compensation Committee in advance of the meeting. The chairman of the Compensation Committee may, but is not required to, invite members of management or other members of our Board of Directors to attend portions of meetings as deemed appropriate. The President-Chief Executive Officer and certain other executive officers may attend Compensation Committee meetings, but are not present during discussions or deliberations regarding their own compensation. In Fiscal 2012, Richard E. Wilson, as the Company's President-Chief Executive Officer was the only executive officer that had a material role in determining executive compensation. For Fiscal 2012, the President-Chief Executive Officer set the goals and objectives for each other named executive officer, provided input as to whether each other named executive officer met such goals and objectives, and made recommendations to the Compensation Committee regarding any adjustments to the other named executive officers' compensation. The President-Chief Executive Officer did not make any recommendations to the Compensation Committee regarding his compensation in Fiscal 2012, and the President-Chief Executive Officer's compensation in Fiscal 2012 was based solely on his employment contract entered into on February 15, 2010. The Compensation Committee has complete authority to accept, modify or reject the President-Chief Executive Officer's recommendations regarding executive compensation.

Although it may do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for executive officers, but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal surveys of the practices of companies whose business is deemed similar to the Company's by the Compensation Committee.

Role of Peer Analysis in Compensation Determinations

As indicated above, one of the factors that the Compensation Committee considers in setting executive compensation is competitive pay information within the Company's industry. The Compensation Committee compares the individual pay components (i.e., base salary, cash incentive awards, and long-term incentive awards) and total direct compensation (i.e., base salary, cash incentive awards, long-term incentive awards and all other compensation) of each of the named executive officer against a peer group of publicly traded retail companies (the "Peer Group"). The retail companies comprising the Peer Group were:

Dollar General Corporation	Family Dollar Stores, Inc.
Target Corporation	Fred's Inc.

The Compensation Committee selected these companies because they are in the same industry as the Company and the Company believes that it competes with these companies for employee talent. The Compensation Committee elected not to use the peer group utilized in the Company's stock performance graph for purposes of assessing executive compensation, as the Compensation Committee believes the above companies better represent the Company's direct competitors for employee talent. All of the above peer companies are much larger than the Company in terms of assets, revenues, and market capitalization. The Compensation Committee realizes this size disparity and takes the disparity into account when reviewing the Peer Group in the context of evaluating and setting the individual pay components and total direct compensation of the named executive officers. Furthermore, the Compensation Committee believes that designing its executive compensation program to be competitive with the Peer Group promotes the Company's recruitment and retention efforts.

Notwithstanding the above, the Compensation Committee does not target or set executive compensation to specific benchmark percentiles. The competitive pay information derived from the Peer Group is one of a number of factors and reference points used by the Compensation Committee, which other factors and reference points include the Company's financial and operational performance; historical compensation levels; the role and responsibilities of the named executive officers; evaluations of the named executive officers' performance; and any recommendations of the Company's President-Chief Executive Officer. The competitive pay information is not, by itself, material to the Compensation Committee's determination of the individual pay components and total direct compensation of the named executive officers. The same is true for the other factors and reference points listed above. Consequently, depending upon one or more of these other factors and reference points, a named executive officer's individual pay components and total direct compensation may be below, within, or above the median of the competitive pay information.

The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers' compensation. The peer analysis helps to provide the Compensation Committee the framework necessary to make these determinations, as well as to assist it in determining whether the named executive officers' compensation levels will accomplish the objectives of the Company's executive compensation program.

Elements of Executive Compensation

As noted above, the principal ongoing components of our compensation program consist of base salary, the opportunity to earn annual bonuses based on Company performance and long-term equity based incentives.

Base Salary. In the course of negotiating base salaries with our executive officers, we strive to take into account each individual's level of experience and anticipated skills and contribution to us, our geographic location and informal market surveys indicating what competitive salaries might be. In setting base salaries of executive officers other than the President-Chief Executive Officer, the Compensation Committee also takes into account recommendations made by the President-Chief Executive Officer.

When considering annual adjustments to the base salary of the President-Chief Executive Officer, the Compensation Committee typically takes into account the Company's performance and the Compensation Committee's assessment of his effectiveness in the performance of his duties.

The Compensation Committee's decision to adjust a named executive officers' base salary have been made in the Compensation Committee's subjective discretion and was not tied to a mathematical formula measuring achievement of quantitative criteria. In reaching its decision to adjust a named executive officer's base salary, the Compensation Committee may consider such factors as, among others: (1) overall Company performance; (2) the President-Chief Executive Officer's recommendations (except for the President-Chief Executive Officer's own compensation); (3) a subjective assessment of the named executive officer's performance; (4) an analysis of Peer Group data, as appropriate; (5) the named executive officer's existing base salary level and his or her length of service with the Company; and (6) the named executive officer's overall contribution to the Company's business. As discussed below, base salaries may also be adjusted as a result of a named executive officer assuming additional responsibilities within the Company.

The salaries shown in the Summary Compensation Table reflect annual adjustments from the beginning of Fiscal 2012 to the base salaries of the named executive officers present to the end of Fiscal 2012. Adjustments are sometimes made as a result of a promotion or other change in duties.

The current base salaries of the named executive officers are listed below:

Name	Base Salary
Richard E. Wilson	$450,000
Wayne S. Peterson	$240,000
Tom L. Canfield, Jr.	$205,000

In consideration of Mr. Wilson's continued dedication to the Company as the Company's President-Chief Executive Officer and based upon the criteria set forth above, the Compensation Committee of the Company's Board of Directors met on January 27, 2012 and unanimously approved to increase Mr. Wilson's compensation from $450,000 to $486,000 effective as of February 18, 2012. However, Mr. Wilson declined to accept such raise and, instead, determined that it was in the Company's and stockholders' best interests to use such money as operating capital for the Company. Mr. Wilson was not provided a raise in Fiscal 2011 and continues to receive the same base salary since his commencement of employment with the Company in February 2010.

Annual Cash Incentive. We believe that a portion of an executive officer's total annual compensation should be incentive-based and that by rewarding good performance, such arrangements help align the interests of our named executive officers with those of our stockholders. Consequently, in Fiscal 2006, we began entering into arrangements whereby a contractual bonus would be paid based on Return on Equity ("ROE"). Return on Equity for this purpose means earnings from continuing operations before discontinued operations, excluding cumulative change in accounting and one-time termination benefits recognized in accordance with FASB ASC Topic 718, divided by the average of stockholders' equity at the beginning and end of the fiscal year. Accordingly, the Compensation Committee approved contractual bonus opportunities in Fiscal 2008 as follows: if the Return on Equity was between 10% and 12%, the executive officers would receive 80% of their contractual bonus, if it was between 12% and 14%, they would receive 100% of their contractual bonus and if it was over 14%, they would receive 140% of their contractual bonus. Since Fiscal 2008, the Compensation Committee has not established a return on equity target (or any other annual cash incentive award target) other than as set forth in certain executive officer employment agreements. Due to the Company's performance and other economic factors, the Company has not paid a return on equity based bonus to its executive officers since Fiscal 2008.

Our current employment agreements (see the discussion under the heading "Employment Agreements" of this proxy statement for a discussion of the Company's new employment arrangements with certain executive officers and the reasoning for the same) provide that bonuses must be repaid to the extent they are paid based on financial information that is later determined to be overstated due to (1) a material (as determined by the Compensation Committee, which decision is binding and unappealable) mistake, miscalculation or intentional misstatement by the Company; or (2) the material (as determined by the Compensation Committee, which decision is binding and unappealable) noncompliance of the Company with any financial reporting requirement under federal or state securities laws and results in any financial restatement, which would have lessened the amount of any bonus paid to an employee, or have a similar claw back provision. Under the existing contracts with the named executive officers, the Company may elect to pay other bonuses in its sole discretion. If any such bonus was to be paid, it generally would be based on recommendations of the President-Chief Executive Officer and would require Compensation Committee approval.

These bonus provisions and the application of such bonus provisions with regard to Fiscal 2012 cash incentive compensation are described below.

Richard E. Wilson

The Company entered into an employment agreement with Mr. Wilson on February 15, 2010. In order to entice Mr. Wilson to enter into such employment agreement, the Compensation Committee included in his employment agreement a defined bonus amount based on specified ROE targets for certain performance periods. This defined bonus amount was determined through the course of an arms-length negotiation of his employment agreement. As part of these negotiations, the Compensation Committee considered Mr. Wilson's role and responsibilities within the Company and analyzed the terms of the same or similar arrangements for comparable executives employed by one or more of the retail companies in our Peer Group and other published compensation survey data, including the Report of the NACD Blue Ribbon Commission on Executive Compensation and the Role of the Compensation Committee, but the defined bonus amount was ultimately set in the Compensation Committee's subjective judgment and discretion as to the overall fairness and competitiveness of their compensation and was not based on a formula-driven framework.

Mr. Wilson's first performance period began on February 15, 2010 and ended on January 30, 2011 and all subsequent bonus periods begin at the start of each fiscal year subsequent to the first performance period and end at the end of such fiscal year. Mr. Wilson's employment agreement provides that he will receive a bonus based on the Company's ROE (as defined below) for the applicable performance period as follows:

ROE	Amount of Bonus
7.49% or less	No Bonus
7.5% to 9.99%	50% of base salary
10% to 12.49%	75% of base salary
12.5% to 14.99%	100% of base salary
15% to 17.49%	125% of base salary
17.5% or more	150% of base salary

Under Mr. Wilson's employment agreement, ROE is defined as, for any 12 month period, earnings from continuing operations before discontinued operations for such period, excluding cumulative changes in accounting and one-time termination benefits recognized in accordance with FAS 146, divided by the stockholders' equity at the end of the immediately preceding 12-month period. The Compensation Committee selected the performance measures of ROE to focus Mr. Wilson on creating long-term stockholder value and aligning his financial interests with the interests of the Company's stockholders.

For Mr. Wilson's performance period ended on January 29, 2012, the Company's ROE was 1.59%. Therefore, Mr. Wilson will not receive a bonus for the performance period ended on January 29, 2012.

All Other Named Executive Officers. The Company has also entered into employment agreements with each of the other named executive officers. These employment agreements generally provide that each named executive officer is entitled to participate in any bonus plan that the Compensation Committee of the Company's Board of Directors may adopt.

Wayne S. Peterson and Tom L. Canfield, Jr.

The Company entered into a new employment agreement with both Mr. Peterson and Mr. Canfield on March 15, 2012 (see the information under the heading "Employment Agreements" of this proxy statement for a discussion of the Company's new employment agreements with Mr. Peterson and Mr. Canfield and the reasoning for the same). Under the terms of the new employment agreements, both Mr. Peterson and Mr. Canfield are eligible to participate in any bonus plan that the Compensation Committee may adopt. If the Compensation Committee adopts a bonus plan, then the bonus plan shall provide for a bonus for both Mr. Peterson and Mr. Canfield of up to 40% of each executive's base salary if certain targets are met as set forth in the adopted bonus plan.

Under Mr. Canfield's previous employment agreement, which was in effect during Fiscal 2012, Mr. Canfield was to receive a bonus equal to 30% of his base salary, if the Company met a certain return on equity target established by the Compensation Committee. For Fiscal 2012, the Compensation Committee did not establish a return on equity target (or any other annual cash incentive award target). Due to the Company's performance and other economic factors, the Company did not pay out a return on equity based bonus to Mr. Canfield in Fiscal 2012.

Under Mr. Peterson's previous employment agreement, which was in effect during Fiscal 2012, Mr. Peterson was eligible to participate in any bonus plan that the Compensation Committee of the Board of Directors adopted. Mr. Peterson did not have an established contractual bonus amount in his employment agreement. The Compensation Committee did not adopt a separate bonus plan in Fiscal 2012 and therefore Mr. Peterson did not receive a bonus in Fiscal 2012.

The employment agreements discussed above were determined through the course of arms-length negotiations. As part of these negotiations, the Compensation Committee considered each executive's role and responsibilities within the Company, each executive's current employment arrangement with the Company and the terms of the new employment agreements between such executives and the Company discussed below; provided, however, the bonus levels were ultimately set in the Compensation Committee's subjective judgment and discretion as to the overall fairness and competitiveness of such officer's compensation and was not based on a formula-driven framework.

Long Term Incentives. In May 2003, the stockholders approved the 2003 Duckwall-ALCO Stores, Inc. Incentive Stock Option Plan and such plan was amended in 2010 to permit optionees to make a cashless, net exercise of their stock options (the 2003 Duckwall-ALCO Stores, Inc. Incentive Stock Option Plan, as amended is hereinafter referred to as the "2003 Plan"). There are 500,000 shares of Common stock authorized for issuance upon exercise of options under the 2003 Plan. As of May 18, 2012, options for 217,120 shares remained available for issuance under the 2003 Plan. The 2003 Plan is administered by the Compensation Committee of the Board of Directors, whose members are appointed by the Board. The Chief Executive Officer provides recommendations to the Compensation Committee as to who might receive grants under the 2003 Plan. The Compensation Committee, in its sole discretion, selects the employees to receive options based on the employee's past material contributions to the performance of the Company or the expectation that the employee will make material contributions in the future. Only key employees are eligible to receive options, and we do not necessarily make annual option awards.

Currently, the key employees who are eligible to receive stock options include those employees who hold the office of President-Chief Executive Officer, a Vice President position, or director of a division of the Company. All of the Company's named executive officers hold one of these titles and are eligible to receive stock options. Eligible key employees will only receive stock options if, and to the extent, such stock options are approved by the Compensation Committee.

Each outstanding option permits the holder to purchase shares of the Common Stock at a price equal to the fair market value of the stock at the time of the grant. The fair market value is defined as the mean between the high and low sales prices, if any, on the NASDAQ on the date of the grant of the option. If no sales occurred on the grant date, the fair market value is the weighted average of the means between the highest and lowest sales on the nearest trading date before and after the date of grant. The number of shares and option price covered by outstanding options may be adjusted in the event of any stock dividend, stock split, reorganization, merger, consolidation, liquidation or any combination or exchange of shares of Common Stock.

The Compensation Committee does not have any formalized policy or procedures for the annual grant of stock options or other equity awards to the Company's executive officers and other key employees. Therefore, annual equity awards may or may not be made to the Company's named executive officers. The grant of equity awards is determined by the Compensation Committee in its subjective discretion. In the past, the Compensation Committee has approved from time to time the grant of stock options upon the initial employment or promotion of a named executive officer or other key employee of the Company. Additionally, the Company does not have a formal policy on the timing of equity compensation grants in connection with the release of material non-public information to affect the value of compensation. In the event that material non-public information becomes known to the Compensation Committee prior to granting equity awards, the Compensation Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the equity award in order to avoid any impropriety.

In Fiscal 2012, the Compensation Committee awarded stock options to the named executive officers as follows:

Named Executive Officer	Stock Options Awarded
Richard E. Wilson	0
Wayne S. Peterson	0*
Tom L. Canfield, Jr.	0*

*Even though none of the named executive officers of the Company were awarded stock options in Fiscal 2012, both Mr. Peterson and Mr. Canfield were offered stock options, contingent on each such executive officer entering into a new employment agreement with the Company that eliminated single-trigger Change of Control provisions, provided for an expanded non-compete clause, and made other changes to each executive's employment arrangement with the Company (see information under the heading "Employment Agreements" of this proxy statement for a discussion of the Company's new employment agreements with Mr. Peterson and Mr. Canfield). On June 21, 2011, the Compensation Committee of the Board of Directors of the Company met and approved of awarding stock options to both Mr. Peterson and Mr. Canfield subject to each executive officer executing an employment agreement with the Company within six months of the date of the offer of stock options. Mr. Peterson and Mr. Canfield did not execute new employment agreements (through no fault of their own) within such six month time period and the stock options referenced above were not granted. However, Mr. Peterson and Mr. Canfield subsequently entered into new employment agreements with the Company. The Company entered into new employment agreements with Mr. Peterson and Mr. Canfield on March 15, 2012. The Compensation Committee of the Board of Directors of the Company determined that, even though such executive officers did not execute new employment agreements within six months of the offer of stock options, it was in the best interests of the Company to grant the offered stock options to such executive officers. Therefore, on April 30, 2012, the Compensation Committee approved the award of 7,500 stock options to each Mr. Peterson and Mr. Canfield at a price of $9.82 per share. The options were priced based upon the average high and low price of the Company's stock on June 21, 2011, which is the date that the stock options were originally offered to Mr. Peterson and Mr. Canfield. If the price of the options would have been based upon the value of the Company's stock on April 30, 2012, then the price of the stock per share would have been $8.06.

In determining if stock options should be awarded to the named executive officers in Fiscal 2012, whether set forth in an employment agreement or not, the Compensation Committee used its subjective judgment and discretion as to the overall fairness and competitiveness of such officer's long-term incentive compensation and such determination was not based on a formula-driven framework. As part of its deliberations in determining if stock option awards should be granted, the Compensation Committee considered (1) the need to align the financial interests of the named executive officers with the Company's stockholders, (2) each respective officer's role and responsibilities within the Company, and (3) as applicable, the number of stock options awarded to each named executive officer in prior years. In addition, as discussed above, the Compensation Committee took into consideration the terms of the new employment agreements offered to the named executive officers of the Company discussed in detail below.

Severance Pay Arrangements. We compete in a marketplace where severance and change of control protections are commonplace and consequently, we have negotiated employment agreements containing termination and change of control provisions with our named executive officers to facilitate our ability to attract and retain them.

The arrangements that we have agreed to are described fully under the section captioned "Potential Payments Upon Termination or Change of Control," but generally provide for one year's base salary and benefits continuation for all named executive officers, in accordance with each named executive officer's employment agreement, following termination without cause or a change of control of the Company. The new employment agreements between the Company and Mr. Peterson and Mr. Canfield entered into on March 15, 2012 do not provide for severance payments solely due to a Change of Control. Furthermore, Mr. Wilson's employment agreement does not permit severance payments solely due to a Change of Control.

Other Annual Arrangements. Other than below, we do not provide perquisites of any significance and we do not have significant executive benefits, such as supplemental executive retirement plans or deferred compensation arrangements.

- We paid premiums on a $100,000 life insurance policy for Mr. Canfield.

- The Company offers a 401(k) plan for all executive officers. However, during Fiscal 2012, the Company did not make any contributions to the 401(k) plan of any executive officers or any other Company employee in an effort to reduce expenses.

- Mr. Wilson's employment agreement provided him a $30,000 allowance for moving expenses and legal fees related to his employment agreement and Mr. Peterson's employment agreement provided him a $50,000 allowance for moving expenses and legal fees related to his employment agreement.

Tax, Accounting and Other Considerations

Tax Considerations. Under IRC Section 162(m), publicly held companies may not deduct compensation paid to named executive officers to the extent that an executive's compensation exceeds $1,000,000 in any one year, unless such compensation is "performance based." Because our incentive programs have a retention purpose as well as an incentive purpose, our Compensation Committee generally has not viewed it as practicable or in our best interests to qualify compensation programs under 162(m). The non-qualifying compensation of any named executive officer did not approach the $1,000,000 limit in Fiscal 2012 and we do not anticipate any such compensation will approach this limit in Fiscal 2013.

Accounting Considerations. With the adoption of FASB ASC Topic 718, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the selection of forms of compensation.

Employment Agreements

Following is a list of the Fiscal 2012 named executive officers employed with the company as of May 18, 2012, with which we have entered into employment agreements:

Name	Effective Date
Richard E. Wilson	February 15, 2010
Wayne S. Peterson	September 20, 2010 (1)
Tom L. Canfield, Jr.	January 5, 2006 (2)

(1) The Company entered into a new employment agreement with Mr. Peterson on March 15, 2012.
(2) The Company entered into a new employment agreement with Mr. Canfield on March 15, 2012.

The Compensation Committee believes that employment agreements are important to both our executives and to us in that the executive benefits from clarity of the terms of his or her employment, as well as protection from wrongful termination, while we benefit from nondisclosure and non-competition protection, enhancing our ability to retain the services of our executives. The Compensation Committee periodically reviews the terms of the employment agreements and amends them as necessary to remain competitive and to carry out its objectives. Details of the terms of the specific employment agreements are discussed elsewhere in this proxy statement.

Information Regarding Certain Named Executive Officers Who Are No Longer Employed With the Company

Lawrence J. Zigerelli served as the Company's President-Chief Executive Officer from July 1, 2008 to February 19, 2010. As part of Mr. Zigerelli's separation from the Company, the Company entered into a Separation and Release Agreement with Mr. Zigerelli on March 9, 2010 (the "Separation Agreement"). Under the Separation Agreement, Mr. Zigerelli received $125,000 over a twelve month period pursuant to the Company's regular payroll practices. In addition, Mr. Zigerelli was reimbursed for his COBRA premiums for six months, which totaled $6,022. In Fiscal 2012, Mr. Zigerelli received $20,833.36 in severance payments from the Company. The Company is not obligated to pay Mr. Zigerelli any further severance payments.

Jane F. Gilmartin served as the Company's Executive Vice President and Chief Operating Officer from July 24, 2008 to June 12, 2010. As part of Ms. Gilmartin's separation from the Company, the Company entered into a Separation and Release Agreement with Ms. Gilmartin on May 13, 2010 (the "Separation Agreement"). Under the Separation Agreement, Ms. Gilmartin was to receive her then current salary, which was $325,000, for 12 months pursuant to the Company's regular payroll practices. In Fiscal 2012, Ms. Gilmartin received $119,166.60 in severance payments from the Company. The Company is not obligated to pay Ms. Gilmartin any further severance payments.

SUMMARY COMPENSATION TABLE (1)
FISCAL YEAR ENDED JANUARY 29, 2012

The following table shows the compensation that we paid to our principal executive officer ("PEO") and the Company's two other most highly compensated executive officers during the last two fiscal years for services to us in all capacities.

Name and Principal Position	Fiscal Year	Salary ($)	Option Award(5) ($)	All Other Compensation(6)(7) ($)	Total ($)
Richard E. Wilson (2)	2012	450,000	127,773	5,654	583,427
President – Chief Executive Officer (PEO)	2011	450,000	106,621	11,701	548,322
Wayne S. Peterson (3)	2012	240,000	32,016	51,489	323,505
Senior Vice President-Chief Financial Officer	2011	87,333	9,365	29,729	126,427
Tom L. Canfield, Jr. (4)	2012	205,000	28,946	14,932	248,878
Senior Vice President-Logistics/ Administration	2011	205,000	42,356	33,307	280,663

(1) The Company does not provide executive officers with stock awards as compensation and, therefore, there are no stock awards to disclose on the Summary Compensation Table under SEC Regulation S-K 402(c).

(2) Richard E. Wilson is the current President-Chief Executive Officer of the Company. The Company entered into an employment agreement with Mr. Wilson on February 15, 2010. Mr. Wilson's annual salary is $450,000.

(3) Wayne S. Peterson is the current Senior Vice-President – Chief Financial Officer of the Company. The Company entered into an employment agreement with Mr. Peterson on September 20, 2010, and a new employment agreement on March 15, 2012. Mr. Peterson's annual salary was not increased under his new employment agreement. Mr. Peterson's annual salary is $240,000.

(4) Tom L. Canfield, Jr. is the current Senior Vice President-Logistics/Administration. The Company entered into an employment agreement with Mr. Canfield on January 5, 2006, and recently entered into a new employment agreement with Mr. Canfield effective as of March 15, 2012. Mr. Canfield's annual salary was not increased under his new employment agreement. Mr. Canfield's annual salary is $205,000.

(5) The amount shown is the amount recognized for financial statement reporting purposes with respect to Fiscal 2012 in accordance with FASB ASC Topic 718 and, therefore, includes amounts from awards granted in and prior to Fiscal 2012. For a discussion of the valuation assumptions used, see Note 10 to the Company's Fiscal 2012 audited financial statements included in our Annual Report on Form 10-K.

(6) Excludes perquisites and other benefits, unless the aggregate amount of such compensation equals or exceeds $10,000 for the named executive officer.

(7) Includes:

- premiums paid by the Company with respect to whole life insurance for Fiscal 2012 in the amount of $1,607 for Mr. Canfield;
- health and dental benefits provided by the Company for Fiscal 2012 to the named individuals: $5,654.28 for Mr. Wilson, $14,568.96 for Mr. Peterson, and $13,325.16 for Mr. Canfield; and
- relocation and temporary living expenses in the amount of $36,920 for Mr. Peterson.

Employment Agreements

With regard to the named executive officers as of January 29, 2012, we have employment agreements with Messrs. Wilson, Peterson and Canfield.

On June 21, 2011, the Compensation Committee of the Board of Directors adopted a resolution which provided that the Compensation Committee shall not authorize or approve of any new employment agreement between and Company and any Company employee that has any of the following provisions: (1) single trigger change of control provisions; (2) evergreen provisions; or (3) tax gross-up provisions (collectively, these provisions are the "Prohibited Provisions"). In addition the Compensation Committee resolved to use its best efforts to renegotiate any current employment agreement between the Company and any Company employee that has Prohibited Provisions.

Pursuant to these resolutions, the Company entered into a new employment agreement with both Mr. Canfield and Mr. Peterson on March 15, 2012 because each of their employment agreements contained certain Prohibited Provisions. Mr. Canfield's previous employment agreement included both an evergreen provision and a single trigger change of control provision. Mr. Peterson's previous employment agreement included a single trigger change of control provision. Neither of the new employment agreements entered into by Mr. Peterson and Mr. Canfield on March 15, 2012 contains any of the Prohibited Provisions. Besides the deletion of the Prohibited Provisions, the new employment agreements of Mr. Peterson and Mr. Canfield are on substantially the same terms of their previous employment agreements and neither Mr. Peterson nor Mr. Canfield's annual base salary increased under the new employment agreements.

The current employment agreements of Mr. Wilson, Mr. Peterson, and Mr. Canfield contain the following terms:

- The agreements do not have a term and each Mr. Wilson, Mr. Peterson and Mr. Canfield is an "at will" employee.
- Each executive receives an annual base salary and is eligible to receive a bonus if the Company's Return on Equity meets a specified amount as set forth in their employment agreements or as the Board determines and provided the Board approves such bonus plan for the fiscal year. No such bonus plan was approved for Fiscal 2012. Further detail regarding any bonus obligations can be found in the "Compensation Discussion and Analysis" under "Elements of Executive Compensation – Annual Cash Incentive" for the thresholds for Fiscal 2012. The contractual amounts are as follows:

Name	Base Salary	Bonus Opportunity
Richard E. Wilson	$450,000	See Note 1
Wayne S. Peterson	$240,000	See Note 2
Tom L. Canfield, Jr.	$205,000	See Note 3

- Non-interference and non-competition provisions that extend until the expiration of twelve months following termination of employment.
- The executives may be entitled to certain payments and other benefits upon termination of their employment or change of control of the Company, as described in the section entitled "Potential Payments upon Termination or Change of Control."
- Certain employment agreements provide for certain grants of stock options in the Company. Each named executive officers' stock option grants are provided in the Outstanding Equity Awards at Fiscal Year End Table provided below; provided, however, the table below only provides for stock options awarded as of the end of Fiscal 2012 and does not take into account the stock options awarded during Fiscal 2013 to Mr. Peterson and Mr. Canfield due to their execution of new employment agreements.

- Certain employment agreements provided each executive officer with certain reimbursements for moving expenses and reimbursement of legal expenses incurred in the negotiation of their employment agreements.

- Our employment agreements provide for a claw back provision which states that bonuses must be repaid to the extent they are paid based on financial information that is later determined to be overstated due to (1) a material (as determined by the Compensation Committee, which decision is binding and unappealable) mistake, miscalculation or intentional misstatement by the Company; or (2) the material (as determined by the Compensation Committee, which decision is binding and unappealable) noncompliance of the Company with any financial reporting requirement under federal or state securities laws and results in any financial restatement, which would have lessened the amount of any bonus paid to an employee, or have a similar claw back provision.

The salaries payable under the employment agreements are reviewed annually and increased at the sole discretion of the Board of Directors based on the recommendation of the Compensation Committee.

NOTES:

(1) Under Richard E. Wilson's employment agreement, he is entitled to a bonus based upon ROE of certain "bonus years." The first bonus year is February 15, 2010 to January 30, 2011. All subsequent bonus years begin as of the first day of each fiscal year, subsequent to the first bonus year, and end on the last day of such fiscal year. Mr. Wilson receives no bonus if ROE is under 7.49%, a bonus equal to 50% of his base salary if ROE is 7.5% to 9.99%, a bonus equal to 75% of his base salary if ROE is 10% to 12.49%, a bonus equal to 100% of his base salary if ROE is 12.5% to 14.99%, a bonus equal to 125% of his base salary if ROE is 15% to 17.49%, and a bonus of 150% of his base salary if ROE is 17.5% or more.

(2) Under Mr. Peterson's employment agreement, Mr. Peterson is eligible to participate in any bonus plan that the Compensation Committee of the Board of Directors may adopt. If the Compensation Committee adopts a bonus plan, then the bonus plan shall provide for a bonus of up to 40% of Mr. Peterson's base salary if certain targets are met as set forth in the adopted bonus plan. Mr. Peterson does not have an established contractual bonus amount in his employment agreement.

(3) Under Mr. Canfield's employment agreement, Mr. Canfield is eligible to participate in any bonus plan that the Compensation Committee of the Board of Directors may adopt. If the Compensation Committee adopts a bonus plan, then the bonus plan shall provide for a bonus of up to 40% of Mr. Canfield's base salary if certain targets are met as set forth in the adopted bonus plan. Mr. Canfield does not have an established contractual bonus amount in his employment agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)
FISCAL YEAR ENDED JANUARY 29, 2012

The following table shows information concerning stock options outstanding held by the named executive officers at January 29, 2012. No stock options of any of the named executive officers were repriced.

	Option Awards (2)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Richard E. Wilson	25,000	75,000	14.34	02/22/2015
Wayne S. Peterson	6,250	18,750	12.69	09/20/2015
Tom L. Canfield, Jr.	7,500	2,500	15.61	05/14/2013
	5,000	5,000	17.89	09/16/2014

(1) The Company does not provide executive officers with stock awards or any equity incentive plan awards as compensation and, therefore, there are no stock awards or any compensation from an equity incentive plan to disclose on the Outstanding Equity Awards Table under SEC Regulation S-K 402(f).

(2) Unless otherwise noted, all option awards with unexercisable shares listed in this table vest at a rate of 25% per year over the first four years of the option term. Options have a five year term.

PENSION BENEFITS; NONQUALIFIED DEFERRED COMPENSATION PLANS

The Company does not provide its named executive officers with any pension benefits, nor does it provide or have in place any nonqualified deferred compensation plans for its named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Regarding the named executive officers as of January 29, 2012, we currently have employment agreements with Messrs. Wilson, Peterson, and Canfield (the "currently employed named executive officers"). Upon termination of their employment, the currently employed named executive officers will be entitled to various payments and other benefits pursuant to their respective employment agreement. These payments and benefits are described below.

If we terminate a currently employed named executive officer for cause, or if a currently employed named executive officer terminates his employment without good reason or if the termination is due to the currently employed named executive officer's death or disability, we will pay the base salary through the date of termination, earned vacation pay and any benefits earned under any profit sharing or similar plan through the date of termination, to the extent and in the manner and at such times as provided in such plans. Following termination for disability, we also will maintain health and dental benefits for the officer and his family in accordance with each officer's employment agreement.

If we terminate a currently employed named executive officer without cause or the officer terminates for "Good Reason," then we will pay salary, through the date of termination, earned vacation pay and any benefits earned under any profit sharing or similar plan through the date of termination, to the extent and in the manner and at such times as provided in such plans. In addition, we will pay an additional year's base salary in accordance with our regular payroll practices and continue all benefits coverage during such period as applicable pursuant to each employee's employment contract. If the officer obtains employment while we are making payments to him, amounts payable are subject to reduction by the amount received from the new employer.

As of January 29, 2012, both Mr. Peterson and Mr. Canfield's employment agreements permitted termination of the employment agreement by the employee, and provided for severance payments to such employee, solely due to a Change of Control. Upon a termination due to a Change of Control, both Mr. Canfield and Mr. Peterson would have received the same benefits and payments that they would have received if the employment agreement was terminated without cause by the Company, or for "Good Reason" by the employee, as discussed in the previous paragraph. The new employment agreements between the Company and Mr. Peterson and Mr. Canfield entered into on March 15, 2012 do not permit the Company or the employee to terminate the employment agreement solely due to a Change of Control and do not permit the Company to pay severance payments to Mr. Peterson or Mr. Canfield solely due to a Change of Control. As previously discussed under the "Employment Agreements" heading, a single trigger change of control provision was determined by the Company's Board of Directors as a Prohibited Provision and, therefore, the Company entered into new employment agreements with Mr. Peterson and Mr. Canfield to delete this and other Prohibited Provisions from the terms of Mr. Peterson's and Mr. Canfield's employment agreements. Furthermore, Mr. Wilson's employment agreement does not permit the termination of the employment agreement by the Company or the employee solely due to a Change of Control.

In addition to the payments and benefits discussed above, if there is a "Change of Control" of the Company, then, under the 2003 Plan, upon the determination of Compensation Committee in its sole discretion, all stock options of the currently employed named executive officers would immediately accelerate and vest. Additionally, Mr. Wilson's employment agreement provides that if Mr. Wilson is terminated by the Company without cause or he terminates the employment agreement for Good Reason, within eighteen months of a Change of Control, then Mr. Wilson's stock options will immediately vest and his current base salary will continue for eighteen months, rather than for twelve months.

For purposes of this section:

- By "disability," we mean the officer's permanent disability or incapacity, as determined in accordance with any disability policy that we might maintain, or, if we do not have such a policy, as we determine in good faith based upon the inability of the officer to perform the essential functions of his position, with reasonable accommodation by us, for a period in excess of 180 days during any period of 365 calendar days.

- "Good Reason" means any of the following: (1) a material diminution in the Employee's Base Salary; (2) any material diminution in the Employee's authority; and (3) any other action or inaction that constitutes a material breach by the Company of the Employment Agreement. The term "Good Reason" does not include a Change of Control. The term "Good Reason" is intended to be an exempt involuntary separation of service under Treas. Reg. § 409A-1(n).

- "Change of Control" means an event required to be reported as a change in control under Item 6(e) of Schedule 14A promulgated under the Securities Exchange Act of 1934 and generally will be deemed to occur upon (a) a person acquiring 40% or more of the shares or voting power of our stock, (b) the hostile replacement of at least the majority of our Board of Directors, or (c) a merger or sale of substantially all of our assets.

The following table shows the amounts we would have been required to pay each of the currently employed named executive officers assuming that any of the following occurred as of January 29, 2012: (i) a termination by reason of disability, or (ii) a termination by us without cause or by the officer with Good Reason, or (iii) a termination because of a Change of Control. All payments are paid over the remaining term of the officer's employment agreement in accordance with the Company's current payroll procedures; none are lump sum. If an officer obtains employment while we are making payments to him, amounts payable are subject to reduction by the amount received from the new employer.

Name	Termination due to Disability (1) ($)	Without Cause by the Company or Good Reason by the Executive (2) ($)	Change of Control (3)(4)(5) ($)
Richard E. Wilson	5,654	455,654	676,414
Wayne S. Peterson	14,569	254,569	243,642
Tom L. Canfield, Jr.	13,325	218,325	208,331

(1) The numbers in this column represent the amount of health and dental benefits that each currently named employed executive officer shall be paid under the terms of each executive's employment agreement. All executives receive such benefits for a period of twelve months after disability. Also, under the employment agreements, an employee has the right to "Earned Obligations" or "Accrued Compensation" if employment is terminated due to disability. Under the employment agreements, "Earned Obligations" and "Accrued Compensation" is defined as: (1) the employee's base salary through the date of termination that has not yet been paid; and (2) all vacation pay, expense reimbursements and other cause entitlements earned by the employee before the date of termination that have not yet been paid. The employee is also entitled to any benefits as of the date of termination under all qualified and non qualified retirement, pension, profit sharing and similar plans, if any, of the Company. Under Mr. Wilson's employment agreements, he is also entitled to any earned but unpaid bonuses for any bonus period that ended before the termination date, and if death or disability occurs more than six months after the last bonus period, a pro-rated bonus on the date that such bonus would have been paid.

(2) This amount represents the one year base salary that will be paid to each currently named employed executive officer in accordance with the Company's then current payroll procedures and the amount of health and dental

benefits that each will be provided with under each executive's employment agreement. Each named executive officer shall receive such benefits for up to twelve months. Under the employment agreements, an employee is also entitled to Earned Obligations and Accrued Compensation and benefits, as discussed in Note 1, if employment is terminated without cause or for Good Reason. In addition, Mr. Wilson is entitled to any earned but unpaid bonus for any bonus period that ended before the termination date and if termination occurs more than six months after the last bonus period, a pro-rated bonus on the later of the date that such bonus would have been paid or sixty-one (61) days after the employee's separation of service from the Company.

(3) Under the 2003 Plan, upon the determination of the Compensation Committee in its sole discretion, all stock options may accelerate and vest in the event of a Change of Control. As of the close of business on January 29, 2012, the closing price of the Company's common stock on NASDAQ was $8.70. Were the Company to have accelerated the vesting of unvested options because of a Change of Control event on such date, the excess of the fair market value of the shares subject to unvested options held by the named executive officers over the weighted average exercise price of such options would have been $0 for all of the named executive officers.

(4) This amount represents the one year base salary that will be paid in accordance with the Company's then current payroll procedures. This amount also includes any health or dental benefits that each executive will receive due to a Change of Control. Each named executive officer shall receive such benefits for three months. In addition, Mr. Wilson's employment agreement provides that if Mr. Wilson is terminated by the Company without cause or he terminates the employment agreement for Good Reason, within eighteen months of a Change of Control, then Mr. Wilson's current base salary will continue for eighteen months, rather than for twelve months and this is reflected in his payment amount. Under the employment agreements, and any addendums discussed above, each named executive officer is also entitled to Earned Obligations or Accrued Compensation and benefits, as discussed in Note 1, if employment is terminated by the company or voluntarily due to a Change of Control.

(5) Mr. Wilson's employment agreement neither permits termination of his employment agreement nor payment of any severance solely due to a Change of Control by the Company. On March 15, 2012, the Company entered into new employment agreements with Mr. Peterson and Mr. Canfield and neither employment agreement permits termination of the agreement or severance payments solely due to a Change of Control by the Company.

Executive Compensation Risk Considerations

The Company's Compensation Committee, with the assistance of management, reviews, as appropriate, the compensation policies and practices for all employees, including executive officers, to assess the risks that may arise from the Company's compensation programs. The Compensation Committee and management have concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

DIRECTOR COMPENSATION
FISCAL YEAR ENDED JANUARY 29, 2012

The Compensation Committee has the responsibility for the determination and the administration of all aspects of the compensation policies and programs for directors.

As discussed in the Compensation Discussion & Analysis for executive compensation, the Compensation Committee met numerous times during the course of Fiscal 2012 to review issues with respect to compensation matters, including director compensation. The agenda for each meeting of the Compensation Committee is prepared and/or approved by the chairman of the Compensation Committee in advance of the meeting. The chairman of the Compensation Committee may, but is not required to, invite members of management or other members of our Board of Directors to attend portions of meetings as deemed appropriate. The President-Chief Executive Officer and certain other executive officers may attend Compensation Committee meetings. Although it may do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for directors, but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal surveys of the practices of companies whose business is deemed similar to the Company's by the Compensation Committee. Such companies include Dollar General Corp., Target Corp., Family Dollar Stores, Inc. and Fred's Inc. See "Role of Peer Analysis in Compensation Determinations" above for a discussion of how the Company utilizes compensation information from its peers in determining compensation.

Each director is eligible to participate in the Duckwall-ALCO Stores, Inc. Non-Qualified Stock Option Plan for Non-Management Directors (the "Plan"), as long as the directors are not otherwise officers or employees of the Company. The Plan was approved on May 23, 2006 by the Company's stockholders. The purpose of the Plan is to aid the Company in competing with other companies for director services, to provide incentives for directors to remain with the Company and to reward those directors that do remain with the Company. The Plan provided that a maximum of 120,000 shares could be issued under the Plan. The Plan was subsequently amended to increase the maximum number of shares issued under the Plan to 200,000. The options are granted at the fair market value as of the date it is granted, or if the markets are not open on the granting date, the next day the markets are open. All option awards vest at a rate of 25% per year over the first four years of the option term. Options have a five year term. The Compensation Committee is responsible for the administration of the Plan.

On June 21, 2011, the Compensation Committee of the Board of Directors of the Company met and approved a new comprehensive Independent Director Compensation Policy effective immediately upon its adoption. Under the terms of this new policy, the independent directors of the Board of Directors of the Company receive the following director compensation:

- Chairman of the Board. The Chairman of the Board shall receive a quarterly fee of $17,500.

- Director Quarterly Fees. Each independent director, other than the Chairman of the Board, shall receive a quarterly fee of $7,500.

- Committee Chairmen. The Chairmen of the Audit Committee, Compensation Committee and Strategy, Budget and Planning Committee shall each receive a quarterly fee of $3,000. The Chairman of the Nominating and Governance Committee shall receive a fee equal to $875 per meeting.

- Committee Members. Members of the Audit Committee, Compensation Committee, and Strategy, Budget and Planning Committee shall each receive a quarterly fee of $500. The members of Nominating and Governance Committee shall each receive a fee equal to $500 per meeting.

- Special Board Meetings. Each director shall receive $500 for each special meeting of the Board. Further, each director shall be reimbursed for all reasonable travel expenses incurred in traveling to special meetings and shall be compensated $500 per day for all travel days to and from Board special meetings that are in addition to the date of the meeting, as long as such director traveled at least two hours during such travel day.

- Company Business Travel. Each director that travels to attend meetings for the purpose of providing services exclusively for the benefit of the Company, but such travel does not constitute a special or regular meeting of the Board, shall receive a fee of $500 per day such meetings are attended or services are performed on behalf of the Company. In addition, directors shall be reimbursed for all reasonable travel expenses incurred in traveling to such meetings, and directors shall be compensated $500 per day for all travel days that are in addition to the date of the meeting or services as long as the director traveled at least two hours during such travel day.

- Company Office Visits. Any director that spends a minimum of four hours per day visiting the Company stores or general office shall be entitled to a fee of $500 per day. The director shall also be reimbursed all reasonable travel expenses.

- International Board Meetings/Business. Directors shall be compensated $1,000 per day for all international travel taken on behalf of the Company to attend Board meetings or to engage in business on behalf of the Company. This compensation shall also be paid for all travel days as long as the director traveled for at least six hours during the travel day. Directors will also be reimbursed for all reasonable travel expenses incurred in traveling internationally to any Board meeting or for engaging in any international business on behalf of the Company.

- Non-Independent Members. Members of the Board that are not independent shall not receive any of the fees set forth above except for reimbursement of reasonable travel expenses incurred to travel to and from Board of Directors' meetings or travel taken exclusively for the benefit of the Company.

- Member Stock Options. Provided that there is enough capacity under the Plan: (1) each independent director, except for the Chairman of the Board, shall receive an annual stock option grant of 5,000 options during each year that a director serves on the Board; and (2) the Chairman of the Board shall receive an annual stock option grant of 7,500 options during each year that he or she serves as Chairman. All such options shall be granted to each director and/or Chairman on the last business day of June each calendar year.

The following table provides compensation paid to individuals that served as directors during Fiscal 2012.

DIRECTOR COMPENSATION TABLE (1)

Name	Fees Earned or Paid in Cash ($)	Option Awards (2) ($)	All Other Compensation ($)	Total ($)
Richard E. Wilson (3)	0	0	0	0
Lolan C. Mackey	41,000	1,665	0	42,665
Dennis E. Logue	43,750	1,665	0	45,415
Royce Winsten (4)	78,250	42,460	0	120,710
Terrence M. Babilla	45,750	28,089	0	73,839

(1) The Company does not provide any stock awards, nonequity incentive plan compensation, pension plan, or deferred compensation earnings to its directors and, therefore, there is no such compensation to disclose under SEC Regulation S-K 402(k).

(2) The options were awarded under the Duckwall-Alco Stores, Inc. Non-Qualified Stock Option Plan for Non Management Directors. The amounts shown represent the compensation cost recognized in Fiscal 2012 in accordance with FASB ASC Topic 718, and therefore include amounts from awards granted in and prior to Fiscal 2012. For a discussion of the valuation assumptions used, see Note 10 to the Company's Fiscal 2012 audited financial statements included in our Annual Report on Form 10-K.

(3) Per the Company's Independent Director Compensation Policy, Mr. Wilson is not eligible to receive any compensation for his service to the Board of Directors because, as the President-Chief Executive Officer of the Company, Mr. Wilson is not an independent director. Mr. Wilson chose to waive any compensation he might have been entitled to before such policy was adopted in June, 2011.

(4) Mr. Winsten is the current Chairman of the Board of Directors

.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information as of the Record Date, May 18, 2012, regarding the beneficial ownership of Company stock by:

- each of our directors and nominees;
- each of our named executive officers;
- all of our executive officers, directors and nominees as a group; and
- each person who is known by us to beneficially own more than 5% of our common stock.

All information with respect to beneficial ownership has been furnished by the respective directors, nominees, officers or 5% or more stockholders, as the case may be, or by documents filed with the Securities and Exchange Commission. For the purposes of the table, a person is deemed to be a beneficial owner of shares if the person has or shares the power to vote or to dispose of them. Except as otherwise indicated in the table or the footnotes below, as of the Record Date each person had sole voting and investment power over the shares listed in the beneficial ownership table and all stockholders shown in the table as having beneficial ownership of 5% or more of stock had as a business address 401 Cottage Street, Abilene, KS 67410-2832. Stockholders disclaim beneficial ownership in the shares described in the footnotes as being "held by" or "held for the benefit of" other persons. No executive officer or director has pledged as security any beneficially owned stock.

Name	Amount Beneficially Owned	Percent of Class
Richard E. Wilson (1)	55,000	*
Wayne S. Peterson (2)	6,250	*
Tom L. Canfield, Jr. (3)	24,255	*
Lolan C. Mackey (4)	0	*
Dennis E. Logue (5)	500	*
Royce Winsten (6)	50,000	*
Terrence M. Babilla (7)	5,000	*
Add directors and executive officers as a group (there are seven total in group)	141,005	3.70%
Heartland Advisors, Inc. (8)	380,400	9.99%
Dimensional Fund Advisors, Inc. (9)	324,948	8.53%
Michael F. Price (10)	264,919	6.96%
Scott L. Barbee (11)	350,548	9.20%
Franklin Resources, Inc. (12)	238,000	6.25%
Aviva PLC (13)	460,157	12.08%
Austin W. Marxe and David M. Greenhouse (14)	596,961	15.68%

* Less than one percent.

(1) Includes 50,000 shares represented by stock options that are currently exercisable or will become exercisable by May 18, 2012. Mr. Wilson's address is 841 Worcester Road, Natick, MA 01760.

(2) Includes 6,250 shares represented by stock options that are currently exercisable or will become exercisable by May 18, 2012. Mr. Peterson's permanent address is 1865 Florence Road, Keller, TX 76248. Mr. Peterson's local address is 1004 North Vine, Abilene, Kansas 67410.

(3) Includes 15,000 shares represented by stock options that are currently exercisable or will become exercisable by May 18, 2012. Mr. Canfield's address is 907 Maple, Abilene, Kansas 67410. 9,255 of the shares are jointly owned with Mr. Canfield's wife, Sandra Canfield.

(4) Mr. Mackey's address is 1913 N. Walton Blvd., Bentonville, AR 72712.

(5) Mr. Logue's address is 116 Shaker Blvd, Enfield, NH 03748.

(6) Mr. Winsten's address is 1495 Jusmar Drive, Sea Girt, NJ 08750. All of Mr. Winsten's shares are represented by stock options that are currently exercisable or will become exercisable by May 18, 2012.

(7) Includes 5,000 shares represented by stock options that are currently exercisable or will become exercisable by May 18, 2012. Mr. Babilla's address is 1901 Diplomat Drive, Farmers Branch, Texas, 75234.

(8) Heartland Advisors, Inc.'s address is 789 N. Water St., Suite 500, Milwaukee, WI 53202. Ownership information was obtained from Schedule 13G/A filed as of February 10, 2012.

(9) Dimensional Fund Advisors, Inc.'s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Ownership information was obtained from Schedule 13G/A filed as of February 14, 2012.

(10) Includes 265,944 owned by MFP Investors, LLC, a Delaware limited liability company ("MFP LLC"). Of these 265,944 shares, MFP Partners, L.P., a Delaware limited partnership ("MFP LP") has the shared voting power for 265,944 of these shares. Michael F. Price is the controlling person

of MFP LLC. Mr. Price, as the controlling person, has the power to vote, dispose of and direct the shares owned by MFP LLC. The address of MFP LLC, MFP LP and Mr. Price is: 667 Madison Avenue, 25th Floor, New York, NY 10065. Ownership information was obtained from Schedule 13G/A, filed as of February 12, 2010.

(11) Includes 333,048 shares that are shared in voting power with Aegis Financial Corporation, a Delaware corporation ("Aegis"). Scott L. Barbee is the controlling person of Aegis. Mr. Barbee, as the controlling person for such entity, has the power to vote, dispose of, and direct these 333,048 shares. The address for Aegis and Mr. Barbee is: 1100 North Glebe Road, Suite 1040, Arlington, Virginia, 22201. Ownership information was obtained from Schedule 13G, filed as of February 14, 2012.

(12) Franklin Resources, Inc.'s address is One Franklin Parkway, San Mateo, CA 94403. Ownership information was obtained from Schedule 13G/A filed as of December 31, 2009.

(13) Includes 460,157 shares that are shared in voting power with Aviva Group Holdings Limited, Aviva Investors Holding Limited, and Aviva Investors Global Services Limited. 226,874 shares are also shared in voting power with Aviva Life and Pensions Ireland Limited. 233,283 shares are all shared in voting power with Aviva Insurance (Europe) PLC. The address for all six of the Aviva entities is: C/O Aviva Investors Global Services Limited, No. 1 Poultry, London, England, EC 2R 8EJ. Ownership information was obtained from Schedule 13G Filed January 19, 2011.

(14) Includes 430,933 shares that are shared in voting power with Special Situations Funding III, QP, L.P. and 166,028 shares that are shared in voting power with Special Situations Caymen Fund, L.P. Austin W. Marxe and David M. Greenhouse jointly own and control all 596,961 shares. Mr. Marxe and Mr. Greenhouse are the controlling principals of AWM Investment Company, Inc., the general partner of and investment adviser to Special Situations Cayman Fund, L.P. AWM Investment Company, Inc. also serves as the general partner of MGP Advisers Limited Partnership, the general partner of Special Situations Fund III QP, L.P. AWM Investment Company, Inc. also serves as the investment advisor to Special Situations III, QP, L.P. Mr. Marxe, Mr. Greenhouse, Special Situations Fund III, QP, L.P., and Special Situations Caymen Fund, L.P.'s address is: C/O Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, New York, 10022. Ownership information was obtained from Schedule 13G filed on March 10, 2011.

PROPOSAL TWO
RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors, upon recommendation of the Board's Audit Committee, has selected the independent certified public accounting firm of KPMG LLP as the Company's independent accountants to audit the consolidated financial statements of the Company for the fiscal year ending February 3, 2013. Stockholders will have an opportunity to vote at the Annual Meeting on whether to ratify the Board's decision in this regard. KPMG LLP has served as the Company's independent accountants since 1969. A representative of KPMG LLP is expected to be present at the 2012 Annual Meeting. If present, such representative will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended January 30, 2011 and January 29, 2012, and fees billed for other services rendered by KPMG LLP.

	2012	2011
Audit fees	568,500	882,398
Audit related fees (1)	55,790	0
Tax fees (2)		-
All other fees (3)		-
Total fees	$624,290	$882,398

(1) Audit-related fees consist of fees for consultation with respect to Special Workpaper Review, and Special Accountant Consents.
(2) We did not pay any fees to KPMG LLP during the last two fiscal years for services related to taxes.
(3) We did not pay any fees to KPMG LLP during the last two fiscal years for any other services not included in the categories listed above.

The Audit Committee selected KPMG LLP to serve as the Company's independent accountants, after considering KPMG LLP's independence and effectiveness. The Audit Committee pre-approves all audit and non-audit services to be performed by KPMG LLP and the fees and other compensation to be paid to KPMG LLP by reviewing and approving the overall nature and scope of the audit process, reviewing and approving any requests for non-audit services and receiving and reviewing all reports and recommendations of KPMG LLP. One hundred percent (100%) of the non-audit services provided by KPMG LLP were pre-approved by the Audit Committee.

The Company's Bylaws do not require that stockholders ratify the selection of KPMG LLP as the Company's independent registered public accounting firm. However, the Company is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the selection is ratified, the Board and the Audit Committee at their discretion, and without stockholder approval and/or ratification, may change the appointment at any time during the Company's fiscal year if they determine that such a change would be in the best interests of the Company and its stockholders. Furthermore, submission of the selection of the independent accountants to the stockholders for ratification will not limit the authority of the Board of Directors to appoint another independent certified public accounting firm to serve as independent accountants if the present accountants resign or their engagement otherwise is terminated.

Required Vote and Board Recommendation

The affirmative vote of the holders of a majority of the outstanding Common Stock is required for the ratification of KPMG LLP as the Company's independent accountants to audit the consolidated financial statements of the Company for the fiscal year ending February 3, 2013. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

The Board of Directors recommends that you vote for ratification and approval of the selection of KPMG LLP.

PROPOSAL THREE
AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY

Overview.

The Company's Board of Directors has unanimously approved to amend the Company's Amended and Restated Articles of Incorporation to change the name of the Company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc.", subject to stockholder approval. The first Article of the Amended and Restated Articles of Incorporation shall be amended in its entirety to read:

"FIRST. The name of the corporation is: ALCO STORES, INC."

The Board of Directors deems this amendment to be advisable and in the best interests of the Company's stockholders. The Board of Directors has recommended that this proposal be presented to the Company's stockholders for approval.

Reason for Name Change.

In Fiscal 2011, the Company closed down all of its remaining stores named "Duckwall." All Company stores are now operated under the name "ALCO." To increase the strength of the Company name, logo and brand, the Board of Directors has determined that the Company should change its name to "ALCO Stores, Inc." The Board of Directors has determined this name change is in the best interests of the Company's stockholders.

Effect of Name Change.

If the Company's stockholders approve this Proposal Three, then the Company will file an amendment to the Company's Amended and Restated Articles of Incorporation with the Kansas Secretary of State and the Company's name will be changed from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc." The name change will be effective as of the date such amendment is filed. The Company will also take the necessary and proper steps to notify NASDAQ of the change of the Company's name. Next, the Company may change the Company's NASDAQ ticker symbol to reflect this name change to a new ticker symbol decided upon in the sole discretion of the Board of Directors. If effected, the name change may also cause the Company's CUSIP number to change (the CUSIP number is a number assigned to CUSIP common stock to facilitate identification of the stock for trading purposes).

No Change in Stockholder's Rights.

The change in the name of the Company shall not affect the validity or transferability of any stock held by the Company's stockholders. The rights of stockholders represented by stock certificates, and the number of shares represented on such stock certificates, will not change. Stockholders will not be required to surrender or exchange their stock certificates due to any change in the Company's name. Any stock certificates issued after the name change will reflect the new name of the Company.

Stockholders should not destroy their stock certificate(s) and should not submit or surrender any stock certificates to the Company.

Required Vote and Board Recommendation

The affirmative vote of the holders of a majority of the outstanding Common Stock is required for the approval of an amendment to the Company's Amended and Restated Articles of Incorporation to change its name as set forth above. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes.

The Board of Directors of the Company recommends that the Company's stockholders approve of the amendment to the Company's Amended and Restated Articles of Incorporation to change the name of the Company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc."

PROPOSAL FOUR
APPROVAL OF THE COMPANY'S 2012 EQUITY INCENTIVE PLAN

The Board of Directors adopted the Company's 2012 Equity Incentive Plan (the "2012 Plan") on May 31, 2012, subject to stockholder approval. The 2012 Plan will replace our 2003 stock option plan (the "Existing Plan"), which will otherwise expire on May 22, 2013. The 2012 Plan will allow us to issue up to 500,000 shares of our common stock and will expand the types of equity-based awards that we are authorized to issue (compared to the Existing Plan which only allows us to issue stock options). If the 2012 Plan is approved, we will not make any further option awards under the Existing Plan. If the 2012 Plan is not approved, we could continue issuing stock options under our Existing Plan. As of May 18, 2012, there were still 217,120 shares available for new option awards. In effect, approval of the 2012 Plan would result in 282,880 additional shares being available for issuance under equity incentive awards (500,000 shares authorized under the 2012 Plan *minus* the 217,120 shares that would otherwise remain available under the Existing Plan). Our Board of Directors believes that equity-based incentive opportunities represent an essential component of our overall compensation program and that the 2012 Plan will enable us to fulfill that need for the next several years and, in turn, allow us to continue to attract, motivate and retain qualified and dedicated personnel.

Summary of the 2012 Plan

The principal features of the 2012 Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the 2012 Plan which is set forth in Appendix A to this Proxy Statement.

Purpose of the 2012 Plan

The 2012 Plan is intended to be an up-to-date flexible and comprehensive plan under which we will be able to grant different types of equity-based incentive compensation opportunities in order to attract, retain and motivate officers, employees and consultants of the Company and its affiliates and thereby promote the success of the Company's business and contribute to the enhancement of stockholder value.

Types of Awards

Awards under the 2012 Plan may be in the form of stock options, stock appreciation rights, restricted stock and other forms of stock-based incentives, including restricted stock units and stock bonus awards.

- *Stock options* represent the right to purchase shares of our common stock within a specified period of time for a specified price. The purchase price per share must be at least equal to the fair market value per share on the date the option is granted. Stock options may have a maximum term of ten years. Our compensation committee has the flexibility to grant stock options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986 (the "Code").

- *Stock appreciation rights* entitle the holder to receive the appreciation in the fair market value of the shares of common stock covered by the award between the date the award is granted and the date the award is exercised. In general, settlement of a stock appreciation right will be made in the form of shares of common stock with a value equal to the amount of such appreciation, although our compensation committee may provide for cash settlement in whole or in part.

- *Restricted stock awards* consist of the issuance of shares of common stock subject to certain vesting conditions and transfer restrictions that lapse based upon continuing service and/or the attainment of specified performance objectives. The holder of a restricted stock award may be given the right to vote and receive dividends on the shares covered by the award.

- *Other forms of stock awards* may be granted under the Plan, as determined by our compensation committee. Such other forms of award may include, without limitation, restricted stock units, stock bonus awards and other awards related to shares of our common stock (in terms of being valued, denominated, paid or otherwise defined by reference to such shares). Restricted stock unit awards represent the right to receive shares of stock in the future, subject to applicable vesting and other terms and conditions. A restricted stock unit award is generally settled in shares of common stock at the time the award vests, subject to any applicable deferral conditions as may be permitted or required under the award. The holder of a restricted stock unit award may not vote the shares covered by the award unless and until the award vests and the shares are issued. Dividend equivalents may or may not be payable with respect to shares covered by a restricted stock unit award. All other stock awards may be subject to such vesting and other terms and conditions as our compensation committee may determine.

Awards under the 2012 Plan may be granted to any employee, officer or consultant of the Company and its affiliates.

Administration of the 2012 Plan

The compensation committee of our Board of Directors will administer the 2012 Plan, unless the Board of Directors appoints a different committee. The compensation committee or any other committee appointed by the Board of Directors to administer the 2012 is herein sometimes referred to as the "Committee." The Committee has broad discretion to administer the 2012 Plan, interpret its provisions, and adopt policies for implementing purposes of the 2012 Plan. This discretion includes the power to select the persons who will receive awards, determine the form, terms and conditions of any such awards, and interpret, construe and apply such terms and conditions. The Committee may delegate responsibilities under the Plan to other persons.

Securities to be Offered under the 2012 Plan; Individual Limitations

A total of 500,000 shares of our common stock would be reserved for issuance under the 2012 Plan (subject to potential adjustment due to certain capital changes). In general, unissued shares covered by awards that terminate, shares that are forfeited, and shares withheld or surrendered for the payment of the exercise price or withholding obligations associated with an award will remain available for issuance under the 2012 Plan. No more than 100,000 shares of our common stock may be issued pursuant to awards granted in a single calendar year to any individual participant in the 2012 Plan.

Transferability of Awards

Awards granted under the 2012 Plan will generally not be transferable, and all rights with respect to an award granted to a participant will generally be available to the participant during his or her lifetime and, in the event of the participant's death, to his or her estate or other beneficiaries.

Other Provisions

Tax Withholding. All awards under the 2012 Plan will be subject to applicable income and employment tax withholding. The Committee may allow participants to satisfy their withholding obligations with shares of common stock that would otherwise be issued or deliverable to the participant in connection with the exercise or other settlement of stock option, stock appreciation right or other form of plan award (based on the fair market value of such shares).

Capital Changes. In the event of a stock split, stock combination, stock dividend, exchange of shares or other recapitalization or reorganization, affecting the outstanding shares of our common stock, the Committee may make corresponding adjustments to the number and kind of shares that may be issued under the 2012 Plan or under particular forms of plan awards, the number and kind of shares subject to outstanding plan awards, the option exercise price, grant price or purchase price applicable to outstanding awards, and the individual annual award limits.

Change in Control. Upon a change in control (as such term is defined in the 2012 Plan) the Committee will have the authority to make any one or more of a number of adjustments with respect to outstanding plan awards, including, without limitation, accelerating the vesting of outstanding awards, providing for the assumption of outstanding awards and/or the conversion of outstanding awards to comparable awards for shares of stock of a successor or acquiring company (or parent company), and cancellation of outstanding awards that are not exercised or otherwise settled before a change in control transaction (including, for example, cancellation without consideration of stock options and stock appreciation rights that have no intrinsic value (i.e., that have an exercise price or grant price greater than the fair market value of the shares). Any such action may vary both among different participants and different forms of award.

Amendment. The Committee may at any time and from time to time with respect to any Shares which, at the time, are not subject to Awards, suspend, discontinue, revise, or amend the 2012 Plan in any respect whatsoever. Stockholder approval will be required, however, for any amendment that would increase the number of shares subject to the plan and/or expand the classes of persons eligible to receive shares under the plan, and for any amendment that would otherwise require stockholder approval pursuant to applicable state or federal law or regulation or applicable stock exchange listing requirements. In general, no amendment, modification, suspension or termination of the 2012 Plan may impair the rights of a participant under an outstanding plan awards without the participant's consent. Unless sooner terminated, the 2012 Plan will expire on the tenth anniversary of the date it becomes effective.

Certain U.S. Federal Income Tax Consequences

The information set forth below is a summary only and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. The 2012 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

The grant of an option or stock appreciation right ("SAR") will create no federal income tax consequences for the participant or us. A participant who receives an option that qualifies as an "incentive stock option" under Section 422 of the Code (an "ISO") will not realize taxable income upon exercising the option, except that the difference between the value of the shares and the exercise price will be taken into account in determining the participant's income for alternative minimum tax purposes. Upon exercising an option which is not an ISO, the participant will generally realize ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise. Upon exercising an SAR, a participant will generally realize ordinary income equal to the fair market value of the shares and the amount of any cash received by the participant in settlement of the SAR.

Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods (described below), any gain realized from the sale will be taxable as ordinary income to the extent it is not more than the difference between the fair market value of the shares on the date the ISO is exercised minus the exercise price, and any remaining gain would be treated as capital gain. If the disposition occurs after the ISO holding periods are met, all of the gain or loss will be taxable as long-term capital gain or loss. The ISO holding period requirements are met if the shares acquired by the exercise of an ISO are held for at least two years from the date the ISO is granted and at least one year from the date the ISO is exercised.

We normally can claim a tax deduction equal to the amount recognized as ordinary income by a participant in connection with the exercise of an option or SAR or the sale of shares acquired by the exercise of an ISO before the applicable ISO holding period requirements are met. We will not be entitled to any tax deduction with respect to an ISO if the recipient holds the shares for the applicable ISO holding periods.

With respect to awards other than options and SARs that result in a transfer of shares of common stock (e.g., restricted stock and restricted stock unit awards), the participant generally will realize ordinary income equal to the fair market value of the shares on the date the shares become vested or if later, the date vested shares are delivered in settlement of the award, and we would generally be entitled to a corresponding tax deduction. A participant may make an early income election with respect to the receipt of unvested shares, in which case the participant will realize ordinary income equal to the value of the shares on the date they are received by him or her (determined without regard to the applicable vesting conditions). If the shares later vest and are sold, any gain from the sale will be taxable as capital gain. In general, we would be entitled to a deduction for the amount of ordinary income realized by the recipient when the early income election is made. Cash compensation paid under the 2012 Plan will be taxable as ordinary income when received and, in general, we would be entitled to a corresponding tax deduction.

Compensation that qualifies as "performance-based" compensation is exempt from the $1 million deductibility limitation of Section 162(m) of the Code. In general, it is anticipated that options and SARs granted under the 2012 Plan would qualify as "performance-based" compensation for purposes of the exemption. Compensation attributable to other forms of award under the 2012 Plan (e.g., restricted stock and restricted stock unit awards) will not qualify as "performance-based" compensation and, as such, will be taken into account in applying the annual deduction limitation. In general, the deduction limitation of Section 162(m) of the Code applies to compensation paid to the Company's named executive officers (with the exception of our Chief Financial Officer).

The foregoing provides only a general description of the application of federal income tax laws to certain awards under the 2012 Plan. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to recipients of awards under the 2012 Plan.

New Plan Benefits

Awards under the 2012 Plan are discretionary and are not subject to set benefits or amounts, and the Committee has not issued or approved any awards that are conditioned on stockholder approval of the 2012 Plan. Accordingly, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to our executive officers or employees under the 2012 Plan.

Required Vote and Board Recommendation

Approval of Proposal Four requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

Our Board of Directors believes that approval of Proposal Four is in our best interests and the best interests of our stockholders.

The Company's Board of Directors recommends a vote for the approval of the Company's 2012 Equity Incentive Plan.

RELATED PERSON TRANSACTIONS POLICIES AND PROCEDURES

The Board of Directors has adopted a written Related Person Transaction Policy that is consistent with the requirements of Item 404 of Regulation S-K. Under the terms of this policy, the Audit Committee will review and pre-approve any "Related Person Transaction" (as defined below), based on whether the proposed transaction is in the best interests of the Company and its stockholders. A "Related Person Transaction" is any transaction in which (1) the Company was or is to be a participant; (2) the amount involved exceeds $120,000; and (3) a "related person" (as described below) has or will have a direct or indirect material interest. For purposes of this policy, in general, a "related person" includes the directors, director nominees, and executive officers of the Company, beneficial owners of more than 5% of the Company's common stock, and the respective immediate family members of all such persons.

In making the determination of whether a Related Person Transaction is in the best interests of the Company and its stockholders, the Audit Committee takes into account, among other factors it deems appropriate:

- The extent of the related person's interest in the transaction;
- Whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances;
- The benefits to the Company;
- Any impact or potential impact on a director's independence;
- The availability of other sources for comparable products or services; and
- The terms of the transaction.

Additionally, any Related Person Transaction entered into by the Company will be periodically reassessed by the Audit Committee to ensure its continued appropriateness. The Audit Committee will oversee, as appropriate and as required by federal securities laws, the Company's disclosure concerning Related Person Transactions.

Annually we solicit information about transactions between the Company and its directors and executive officers, their immediate family members and affiliated entities, including information concerning the nature of each transaction and the amount involved. Our internal counsel reviews this information to determine whether any transaction is subject to disclosure under applicable rules, and the information is presented to the Board in connection with its assessment of each director's independence.

There were no related person transactions to report in Fiscal 2012.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the last day of Fiscal 2012 regarding shares outstanding and available for issuance under our existing equity compensation plans that have been approved by stockholders. These plans include the Company's 2003 Incentive Stock Option Plan discussed in detail in the "Compensation Discussion and Analysis" under the "Long Term Incentives" heading, and the Company's Non-Qualified Stock Option Plan for Non-Management Directors discussed in detail in the "Director Compensation" section.

Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
277,250	$14.86	374,077

16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's outstanding Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership in the Company's Common Stock and other equity securities. Securities and Exchange Commission regulations require directors, executive officers and greater than 10% stockholders to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during Fiscal 2012 there has been complete compliance with the filing requirements applicable to its directors, executive officers, and greater than 10% stockholders under Section 16(a) filing requirements.

CODE OF ETHICS

The Board of Directors has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers (including the Company's President, Chief Financial Officer and Controller) and a Code of Business Conduct and Ethics for Associates that applies to all employees. These codes are available on the Company's website at http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html. The Company intends to disclose any amendment to or waiver from the code applicable to any principal executive officer, principal financial officer or principal accounting officer on a Form 8-K or on its website.

OTHER BUSINESS OF THE MEETING

A Proxy confers discretionary authority with respect to the voting of shares represented by the proxy regarding any other business that properly may come before the meeting as to which the Company did not have notice prior to March 22, 2012. The Board of Directors is not aware of, and does not intend to present, any matter for action at the Annual Meeting other than those referred to in this Proxy Statement. If, however, any other matter properly comes before the Annual Meeting or any adjournment, it is intended that the holders of the proxies solicited by the Board of Directors will vote on such matters in their discretion in accordance with their best judgment.

ANNUAL REPORT

This Proxy Statement is accompanied by the Company's 2012 Annual Report including financial statements for the year ended January 29, 2012. Upon written request to the Corporate Secretary of the Company at 401 Cottage Street, Abilene, Kansas 67410-2832, by any stockholder whose proxy is solicited hereby, the Company will furnish a copy of its 2012 Annual Report on Form 10-K, together with financial statements and schedules thereto, without charge to the requesting stockholder. The Form 10-K may also be obtained through the Internet at http://www.duckwall.com/company_information/investor_relation/ ALCO_annual.html.

HOUSEHOLDING

Only one copy of the Company's Annual Report and Proxy Statement has been sent to multiple stockholders of the Company who share the same address and last name, unless the Company has received contrary instructions from one or more of those stockholders. This procedure is referred to as "householding." In addition, the Company has been notified that certain intermediaries, i.e., brokers or banks, will household proxy materials. The Company will deliver promptly, upon oral or written request, a separate copy of the Annual Report and Proxy Statement to any stockholder at the same address. If you wish to receive a separate copy of the Annual Report and Proxy Statement, you may write to the Corporate Secretary of the Company at 401 Cottage Street, Abilene, Kansas, 67410-2832 or call the Corporate Secretary at (785) 263-3350 x290. You can contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of the Company's Annual Report and Proxy Statement may request delivery of a single copy by writing or calling the Company at the above address or by contacting their broker or bank, provided they have determined to household proxy materials.

COMMUNICATIONS FROM STOCKHOLDERS

Although the Company does not have a formal policy concerning stockholders communicating with the Board or individual directors, stockholders may send communications to the Board at the Company's business address at Duckwall-Alco Stores, Inc., 401 Cottage Street, Abilene, Kansas, 67410-2832, attention Office of the Corporate Secretary.

Upon receipt of a communication for the Board or an individual director, the Corporate Secretary will promptly forward any such communication to all the members of the Board or the individual director, as appropriate. If a communication to an individual director deals with a matter regarding the Company, the Corporate Secretary or appropriate officer will forward the communication to the entire Board, as well as the individual director.

Although neither the Board nor a specific director is required to respond to a stockholder communication, responses will generally be provided, subject to the following procedures and limitations. To avoid selective disclosure, the Board or the individual directors may respond to a stockholder's communication only if the communication involves information which is not material or which is already public, in which case the Board, as a whole, or the individual director may respond, if at all:

- directly, following consultation with the office of the Corporate Secretary or other advisors, as the Board determines appropriate;
- indirectly through the office of the Corporate Secretary or other designated officer, following consultation with the Corporate Secretary or other advisors, as the Board determines appropriate;
- directly, without additional consultation; indirectly through the office of the Corporate Secretary or other designated officer, without additional consultation; or
- pursuant to such other means as the Board determines appropriate from time to time.

If the communication involves material non-public information, the Board or individual director will not provide a response to the stockholder. The Company may, however, publicly provide information responsive to such communication if (following consultation with the office of the General Counsel or other advisors, as the Board determines appropriate) the Board determines disclosure is appropriate. In such case, the responsive information will be provided in compliance with Regulation FD and other applicable laws and regulations.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

If you want to submit a proposal for inclusion in our proxy statement for the 2013 Annual Meeting of Stockholders (presently scheduled to be held on May 30, 2013), you may do so by following the procedures in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To be eligible for inclusion, stockholder proposals must be received at the Company's principal executive office, at the following address: 401 Cottage Street, Abilene, Kansas, 67410-2832, Attention: Corporate Secretary, no later than January 11, 2013 (120 days before the date of the anticipated mailing of next year's Proxy Statement).

Additionally, in accordance with Rule 14a-4(c)(1) under the Exchange Act, if a stockholder intends to present a proposal for business to be considered at the 2013 Annual Meeting of Stockholders but does not seek inclusion of the proposal in the Company's Proxy Statement for that meeting, the Company must receive the proposal by March 22, 2013 (45 days before the date of the anticipated mailing of next year's Proxy Statement) for it to be considered timely received. If notice of a stockholder proposal is not timely received, the individuals appointed as proxy holders will be authorized to exercise discretionary authority with respect to the proposal.

By Order of the Board of Directors

Peggy Houser

Peggy Houser, Corporate Secretary

June 8, 2012
Abilene, Kansas

DUCKWALL-ALCO STORES, INC. E-PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on the 27th day of June, 2012.

The proxy statement, annual report to stockholders, and proxy card are available at http://www.alcostores.com/proxy.

MEETING INFORMATION

The annual meeting of the stockholders of Duckwall-ALCO Stores, Inc. (the "Company") will be on the 27th day of June, 2012 at 10:00 a.m. local time at the law offices of Lathrop & Gage LLP at 2345 Grand Boulevard, Suite 2200, Kansas City, MO 64108. If action is to be taken by the Company by written consent, the earliest date on which the corporate action may be effected is June 27, 2012.

The Company shall act on the following matters at the annual meeting:

- To elect five directors to serve on our Board of Directors for a one-year term and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013;
- To approve the proposed amendment to the Company's Amended and Restated Articles of Incorporation to change the name of the Company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc.";
- To consider and act upon the approval of the 2012 Duckwall-ALCO Stores, Inc. Equity Incentive Plan as described in the Company's proxy statement; and
- To act upon any other business that may properly come before the annual meeting or any adjournments of that meeting.

The Company's recommendations on the above referenced matters are:

- The Board of Directors recommends that you vote for the election of Royce Winsten, Richard E. Wilson, Lolan C. Mackey, Terrence M. Babilla and Dennis E. Logue as directors;
- The Board of Directors recommends that you vote in favor to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013;
- The Board of Directors recommends that you vote in favor of the proposed amendment to the Company's Amended and Restated Articles of Incorporation to change the name of the Company from "Duckwall-ALCO Stores, Inc." to "ALCO Stores, Inc."; and
- The Board of Directors recommends that you vote in favor of the approval of the Company's 2012 Equity Incentive Plan.

We are providing a full set of the printed proxy materials to you, including a printed proxy card that you may execute and return to us in a self addressed stamped envelope that is provided to you, the proxy statement and the annual report (collectively, "Proxy Materials"), but our Proxy Materials are also available on the internet at http://www.alcostores.com/proxy.

The following Proxy Materials are available on the above referenced website: the Company's annual report, the proxy statement and the proxy card.

The following are instructions on how to access the Proxy Materials on the above referenced website:

- Go to http://www.alcostores.com/proxy.
- The website provides a link to each the proxy statement, the annual report and the proxy card in both HTML and PDF format.
- Click on Proxy Materials that you would like to view.
- The Proxy Materials will upload to your computer and you will be able to view and print them from your computer.

Any stockholder may attend the meeting and vote in person by appearing at our annual meeting site located at the law office of Lathrop & Gage LLP, 2345 Grand Boulevard, Suite 2200, Kansas City, Missouri 64108. You are cordially invited to attend and your vote is important to us.

2012 Annual Report





ALCO

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About Duckwall-ALCO Stores, Inc.

Duckwall-ALCO Stores, Inc. is a regional broad line retailer that specializes in meeting the needs of underserved communities. The Company offers an exceptional selection of quality products and recognized brand names at reasonable prices from convenient locations. Its specialty is delivering those products with the friendly, personal service its customers have come to expect.

With 216 ALCO Stores across 23 states, the Company is proud to have continually provided excellent products at good value prices to its customers for 111 years.

To learn more about the Company, visit www.ALCOstores.com.


ALCO

A Message From The President and Chief Executive Officer



Richard E. Wilson

Dear Fellow Shareholder,

Over the past two years, we have implemented significant improvements in all areas of the ALCO Stores business, laying the foundation for future growth, increased earnings and improved shareholder returns.

Through a constant focus on improving execution, fiscal 2012 marked a fundamental turning point for ALCO Stores. Sales increased 4.4% to $482 million, delivering 3% growth on a comparable store basis. Gross margin dollars grew to $146 million, an increase of $4.0 million, and SG&A expense decreased by $1.3 million, or 150 basis points to 27.3% of sales, from 28.8%. Net operating income, excluding one-time gains and charges, was $560,000, an improvement of $5.1 million.

With the economy recovering slowly from one of the worst recessions in history, we have focused on delivering an improved shopping experience for our customers. Exciting product assortments, a strong value proposition, and an easy-to-shop store format supported by our new "Shop Smart. Save Smart." tag line have revitalized the ALCO franchise.

Sales Highlights

Fiscal 2012 was a turnaround year for sales at ALCO Stores:

- Our strategy to drive consistent store traffic by focusing on the food and consumable businesses helped increase the average basket by 6%.
- A continued emphasis on building key Home businesses – particularly domestics, housewares, furniture and plastics – contributed to sales results above the Company trend.
- Upgraded assortments in Apparel delivered positive comp sales results but were hampered by unseasonably warm fourth-quarter temperatures.
- Sales results were strongest in our Northern Plains region followed by the South, Central and Northwest regions.
- We continue to leverage our ALCO Rewards Loyalty Program by offering special members-only pricing and targeted marketing.

Operating Highlights

ALCO took a number of actions in the past year to enhance growth and profitability:

- We opened one traditional-market store in Wolf Point, Montana, which to-date is tracking to be one of the Company's most productive locations.
- In addition, we opened three large-market stores located in the Texas markets of Grand Prairie, Pasadena and Houston. All three are second-generation buildings supported by favorable lease terms. While these new stores mark a departure from ALCO's legacy model of serving small, rural communities, the availability of cost-effective space in underserved areas of densely populated communities brings ALCO's "time saving" value proposition and differentiated small-format convenience to a new audience that will provide an additional growth engine for the future.

- The Company reduced financing costs as we entered into a new credit facility with Wells Fargo, which will result in an annual interest expense reduction of approximately $500,000.
- By leveraging our relationship with Associated Wholesale Grocers, the Company was able to reduce expenses in our distribution center by approximately $2 million.
- In November, ALCO Stores launched a transactional ecommerce website. Designed as a key item/gift storefront, this initiative served as a test to validate future sales and profit potential.

Fiscal 2013 Initiatives

We are intensely focused on driving continued progress in ALCO's sales and profitability by:

- Continuing to refine merchandise assortments and build on our positive sales momentum.
- Improving gross margin rate by --
  - achieving growth objectives in higher-margin businesses, specifically the apparel, outdoor living, furniture, and housewares areas;
  - lowering the cost of goods by intensifying our direct sourcing initiative;
  - establishing regional pricing models that optimize margin opportunities based on local competition;
  - managing freight expense by shifting small-volume stores from weekly deliveries to every-other-week delivery schedules;
  - completing a logistics study to determine the most economical inbound/outbound shipping point and adjusting supply lanes; and
  - reducing shrink by leveraging new point-of-sale software to identify potential front-end errors; incentivizing general managers to seek out, reduce and eliminate paperwork errors; and rationalizing our SKU base and vendor structure to improve efficiencies.
- Building out our ecommerce storefront to include more than 15,000 items by July 1, 2012, and leveraging our existing newspaper insert and ALCO Rewards email programs as primary marketing vehicles.
- Rationalizing our real estate portfolio by culling underperforming/unprofitable locations while raising the profitability metrics for new projects; establishing a mid-teens after-tax return hurdle rate for all new development, and targeting four to six new locations for Fiscal 2013.
- Investing in people to attract, retain and develop "bench strength" that will ensure ALCO's long-term success; ensuring the entire executive team is engaged in training and development; and leveraging the talents of our new Vice President of Human Resources to create a culture of learning, development and loyalty across the entire employee population.

To summarize, ALCO Stores is a new company, foundationally sound and operationally more efficient than ever. Our rigorous focus on consistent improvement and dedication to increasing profitability will position the Company to deliver significantly improved results including return on equity.

Thank you for your interest and support.

Sincerely,

Richard E. Wilson
President and Chief Executive Officer

A Message From The Chairman Of The Board

Dear Shareholders:

In fiscal 2012, Duckwall-ALCO Stores delivered positive growth in same-store sales after three years of declines. Careful management reduced costs, as a percentage of sales and in absolute dollars for some expense lines, even as sales increased. The Company returned to a profit, as reported and after adjusting for one-time items. Earnings rose 94 cents over the upwardly restated prior year and EBITDA rose 56%.

Your board of directors is very pleased with the direction of Duckwall-ALCO under the leadership of Rich Wilson, who came in as president and CEO two years ago, and his outstanding team.

The economic landscape remains very challenging, in our view. Unemployment and underemployment are still rife, and consumers feel less wealthy than they did five or ten years ago. Shoppers are cautious and price-savvy. ALCO's strategy is geared to what we believe will be a subdued retail environment for years to come.

As Rich describes in his letter, with more details in the 10-K, ALCO stores are performing better financially because of the change in merchandise mix to emphasize value in everyday necessities – and the substantial reductions in overhead. We will continue to focus on both sales growth and cost reduction.

Improving profitability while driving growth in sales is a strategic necessity. The board and management have undertaken several initiatives to enhance margins going forward. Among them are our ecommerce effort, a zone pricing initiative and a regional merchandising plan – all discussed more fully in this report.

We all realize the Company has some distance yet to go to deliver an appropriate return on equity. But the Board is very encouraged that ALCO is on the right path and moving in the right direction.

Thank you for your continued interest and support as a shareholder.

Sincerely,

Royce Winsten
Chairman of the Board of Directors

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 29, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20269

DUCKWALL-ALCO STORES, INC.

(Exact name of registrant as specified in its charter)

Kansas	**48-0201080**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Cottage Street Abilene, Kansas	**67410-2832**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: **(785) 263-3350**

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.0001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [x]

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

The aggregate market value of the 3,842,745 shares of Common Stock, par value $.0001 per share, of the registrant held by non-affiliates of the registrant was $43,038,744 as of July 31, 2011 based on a closing sale price of $11.20 per share. As of April 12, 2012, there were 3,811,018 shares of Common Stock outstanding.

Documents incorporated by reference: portions of the Registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference in Part I and III hereof.

DUCKWALL-ALCO FISCAL 2012 FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

History

Duckwall-ALCO Stores, Inc., (the "Company" or "Registrant"), was founded as a general merchandising operation in 1901 in Abilene, Kansas by A. L. Duckwall. From its founding until 1968, the Company conducted its retail operations as small variety or "dime" stores. In 1968, the Company followed an emerging trend to broad line retailing when it opened its first ALCO store. The Company's overall business strategy involves identifying and opening ALCO stores in towns that will provide the Company with the highest return on investment. As of January 29, 2012, the Company operates 216 ALCO stores located in the central United States.

The Company meets the requisite standard of a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934 (the "Exchange Act").

The Company was incorporated on July 2, 1915 under the laws of Kansas. The Company's executive offices are located at 401 Cottage Street, Abilene, Kansas 67410-2832, and its telephone number is (785) 263-3350.

General

The Company is a regional retailer operating 216 stores in 23 states. The Company's historical strategy has been to target smaller markets not served by other regional or national broad line retail chains and to provide the most convenient access to retail shopping within each market. The Company's ALCO stores offer a broad line of merchandise consisting of approximately 35,000 items, including automotive, consumables and commodities, crafts, domestics, electronics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys.

The Company has historically preferred markets that do not have direct competition from national or regional broad line retail stores. Recently, the Company expanded its search for future store locations to include various urban markets that may have national or regional broad line retail stores in the near proximity. During the third quarter of fiscal 2012, the Company opened a pilot store in Grand Prairie, TX and subsequently opened two additional pilot stores during November; one in Pasadena, TX and one in Houston, TX.

Of the Company's 216 ALCO stores, more than 70% operate in primary markets that do not have another broad line retailer. The current ALCO store averages approximately 21,000 square feet of selling space. The Company's store expansion program is primarily directed toward opening stores with a design prototype of approximately 21,000 square feet of selling space. All of the Company's stores are serviced by the Company's 352,000 square foot distribution center in Abilene, Kansas.

For fiscal years 2012 and 2011, the percentages of sales by product category were as follows:

	2012	2011
Merchandise Category:		
Consumables and commodities	34%	36%
Hardlines	34%	33%
Apparel and accessories	16%	16%
Home furnishings and décor	16%	15%
Total	100%	100%

Business Strategy

The Company intends to focus on executing a business strategy that includes the following key components:

Markets: The Company intends to open ALCO stores in under-served markets. Historically, this strategy primarily included towns with populations less than 5,000 that are in trade areas with populations of less than 16,000 where: (1) there is no direct competition from national or regional broad line retailers; (2) economic and demographic criteria indicate the market is able to commercially support a broad line retailer; and (3) the opening of an ALCO store would significantly reduce the likelihood of the entry into such market by another broad line retailer. Recently, the Company expanded its strategy for future store locations to include under-served areas within urban markets that may have national or regional broad line retail stores in the near proximity. During the third quarter of fiscal 2012, the Company opened a pilot store in Grand Prairie, TX and subsequently opened two additional pilot stores during November fiscal 2012; one in Pasadena, TX and one in Houston, TX.

Market Selection: The Company utilizes a detailed process to analyze under-served markets which includes examining factors such as distance from competition, trade area, demographics, retail sales levels, existence and stability of major employers, location of county government, disposable income, and distance from the Company's distribution center. Markets that are determined to be sizable enough to support an ALCO and that have no direct competition from another broad line retailer are examined closely and eventually selected or passed over by the Company's experienced management team.

Store Expansion: The Company's expansion program is designed primarily around the prototype Class 21 Store. This prototype details shelf space, merchandise presentation, store items to be offered, parking, storage requirements, as well as other store design considerations. The 21,000 square feet of selling space is large enough to permit a full line of the Company's merchandise, while minimizing capital expenditures, labor costs and general overhead costs. The Company will also consider opportunities in acceptable markets to open ALCO stores in available space in buildings already constructed.

E-commerce: The Company initiated a transactional web site during November 2011 and is currently in the process of expanding product selection and vendor categories.

Advertising and Promotion: The Company utilizes full-color photography advertising circulars of eight to 20 pages distributed through newspaper insertion or, in the case of inadequate newspaper coverage, through direct mail. During fiscal 2012, these circulars were distributed 49 times. The Company's marketing program is designed to create awareness and recognition of its competitive pricing on a comprehensive merchandise selection for the whole family. During fiscal 2013, the Company will distribute approximately 48 circulars.

Store Environment: The Company's stores are open, clean, bright and offer a pleasant atmosphere with disciplined product presentation, attractive displays and efficient check-out procedures. The Company endeavors to staff its stores with courteous, highly motivated, knowledgeable store associates in order to provide a convenient, friendly and enjoyable shopping experience.

Store Development

During fiscal 2013, the Company expects to open no less than five ALCO stores and is currently in process of closing two stores. The Company continually reviews underperforming stores to determine potential closures and anticipates additional closures will occur during fiscal 2013. During fiscal 2012, the Company opened four additional stores and closed two stores, resulting in a year-end total of 216 stores. The Company's strategy, regarding store development is to increase sales and profitability at existing stores by continually refining the merchandising mix and improving operating efficiencies, and through new store openings in the Company's targeted base of under-served markets in the central United States. The following table summarizes the Company's store development during the past two fiscal years:

	2012	2011	
	ALCO	ALCO	Duckwall
Stores Opened	4	6	0
Stores Closed	2	1	49
Net New Stores	2	5	(49)

As of January 29, 2012, the Company owned two locations and leased 214 locations. The Company's present intention is to lease all new stores; however, the Company may purchase some of the locations. The investment to open a new prototype ALCO store, that is leased, is approximately $1.0 million for the equipment and inventory.

Store Environment and Merchandising

The Company manages its stores to attractively and conveniently display a full line of merchandise within the confines of the stores' available square footage. Corporate merchandising direction is provided to each store to ensure a consistent Company-wide store presentation. To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories driven by the Company's customer profile: primary, secondary, and convenience. The primary core receives management's primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration. The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers. The convenience core consists of categories of merchandise for which ALCO will maintain convenient (but limited) assortments, focusing on key items that are in keeping with customers' expectations for a broad line retail store. Secondary and convenience cores include merchandise that the Company believes is important to carry, as the target customer expects to find them within a broad line retail store and they ensure a high level of customer traffic. The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products.

Purchasing

Procurement and merchandising of products is directed by the President and performed by a team of merchandise buyers. Buyers are assisted by a management information system that provides them with current price, volume information and on-hand quantities by SKU (stock keeping unit), thus allowing them to react quickly with buying and pricing adjustments dictated by customer buying patterns.

The Company purchases its merchandise from approximately 1,200 suppliers. The Company generally does not utilize long-term supply contracts. Associated Wholesale Grocer, ("AWG") accounted for more than 5% of the Company's total purchases in fiscal 2012. Competing brand name and private label products are available from other suppliers at competitive prices. The Company believes that its relationships with its suppliers are good, but a change in the relationship with AWG would potentially cause the Company to incur increases in its cost of certain merchandise.

On November 29, 2010, the Company announced a partnership with AWG, whereby the Company began procuring several categories of product through AWG, which allowed for the reduction of inventory, improved inventory turnover and lower operating expenses at its distribution facility in Abilene, Kansas. Through an extensive distribution network and eight distribution centers, AWG and its subsidiaries deliver to over 2,500 retail outlets in 24 states.

Pricing

The Company's pricing strategy, with its promotional activities, is designed to bring consistent value to the customer. In fiscal 2013, promotions on various items will be offered approximately 48 times through advertising circulars.

During fiscal 2013, the Company is developing regional pricing strategy to optimize pricing in its markets.

Distribution and Transportation

The Company operates a 352,000 square foot distribution center in Abilene, Kansas, from which it services all stores. The distribution center is responsible for distributing approximately 80% of the Company's merchandise, with the balance being delivered directly to the Company's stores by its vendors. The distribution center maintains an integrated management information system, allowing the Company to utilize such cost cutting efficiencies as perpetual inventories, safety programs, and employee productivity software. The Company's partnership with AWG allowed for the reduction of inventory, improved inventory turnover and lower operating expenses at its distribution facility in Abilene, Kansas and increased the frequency of "cross-dock" opportunities; the practice of unloading inbound materials directly into outbound trucks destined for delivery to ALCO stores.

Management Information Systems

The Company has made a significant investment in the purchase and implementation of industry standard technology with the intent to lower costs, improve customer service, improve associate productivity, provide necessary controls and enhance general business planning and execution. In general, the Company's merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment. All of the Company's ALCO stores have POS computer terminals that capture sales information and transmit to the Company's data processing facilities where it is used to drive management, financial, and supply chain functions.

The Company has committed significant efforts towards establishing a technical infrastructure, and a core of operational systems, that will support the Company's future needs. The Company will continue to maintain and leverage this core of systems, plus add industry leading business area specific solutions to meet business objectives. The Company has established an integrated infrastructure of data, processes, and technology that provides the necessary business and regulatory controls, while positioning for future growth and efficiency. The Company is aligned on the need to use technology to enhance customer service, support fact based decision making, improve associate productivity and drive business functionality and efficiency.

Financial Information About Segments

The Company derives 100% of its revenue through the sale of merchandise in the United States. See Item 8. Financial Statements & Supplemental Data, Note 12, for more information.

Store Locations

As of January 29, 2012, the Company operated 216 ALCO stores in 23 states located in mostly smaller communities in the central United States. The ALCO stores average approximately 21,000 square feet of selling space, with an additional 5,000 square feet utilized for merchandise processing, temporary storage and administration. The Company did also operate 49 Duckwall stores in 9 states during Fiscal 2011. However, all but one of the Duckwall stores were permanently closed during Fiscal 2011; one reopened as an ALCO store. The current geographic distribution of the Company's stores is as follows:

ALCO Stores

Arizona	8	Montana	2
Arkansas	3	Nebraska	15
Colorado	13	New Mexico	7
Florida	1	North Dakota	11
Georgia	3	Ohio	4
Idaho	5	Oklahoma	9
Illinois	10	South Dakota	11
Indiana	14	Texas	34
Iowa	10	Utah	7
Kansas	26	Wisconsin	1
Minnesota	12	Wyoming	3
Missouri	7		

During the third quarter of fiscal 2012, the Company opened a pilot store in Grand Prairie, TX and subsequently opened two additional pilot stores during November; one in Pasadena, TX and one in Houston, TX.

Competition

While the broad line retail business in general is highly competitive, the Company's business strategy is to locate its ALCO stores in smaller markets where there is no direct competition with larger national or regional broad line retail chains, and where it is believed no such competition is likely to develop. Accordingly, the Company's primary method of competing is to offer its customers a conveniently located store with a wide range of merchandise at value prices in trade areas with population of less than 16,000 that do not have a large national or regional broad line retail store. The Company believes that trade area size is a significant deterrent to larger national and regional broad line retail chains.

In the broad line retail business in general, price, merchandise selection, merchandise quality, advertising and customer service are all important aspects of competing. The Company encounters direct competition with national broad line retail stores in approximately 22% of its ALCO markets, and another 6% of the ALCO stores are in direct competition with regional broad line retail stores. The competing national broad line retailers are generally larger than the Company and the stores of such competitors in the Company's markets are substantially larger, have a somewhat wider selection of merchandise and are very price competitive in some lines of merchandise. Where there are no national or regional broad line retail stores directly competing with the Company's ALCO stores, the Company's customers nevertheless shop at broad line retail stores and other retailers located in regional trade centers, and to that extent the Company competes with such broad line stores and retailers. The Company also competes for retail sales with other entities, such as specialty retailers, mass merchandisers, dollar stores and the internet. In the 113 markets in which the Company operates a Class 18 Store, approximately 18,000 square feet, only 10 markets have direct competition from a national or regional broad line retailer. The Company competes with dollar stores in approximately 85 percent of its markets.

Employees

As of January 29, 2012, the Company employed approximately 3,700 people. Of these employees, approximately 360 were employed in the store support center and distribution center in Abilene, Kansas, and 3,340 in store locations. Additional employees are hired on a seasonal basis, most of whom are sales personnel. The Company offers a broad range of Company-paid benefits to our employees, including a 401(K) plan, medical and dental plans, short-term and long-term disability insurance, paid vacation and merchandise discounts. Eligibility for and the level of these benefits varies depending on employees full-time or part-time status and/or length of service. There is no collective bargaining agreement for any of the Company's employees. The Company considers its relations with its employees to be excellent.

Seasonality

The Company, like that of most retailers, is subject to seasonal influences. The Company's highest sales levels occur in the fourth quarter of its fiscal year, which includes the Christmas holiday selling season. For more information on seasonality, see "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation — Seasonality and Quarterly Results."

Trademarks and Service Marks

The names "Duckwall" and "ALCO" are registered service marks of the Company. The Company considers these marks and the accompanying name recognition to be valuable to the business. Pending shareholder approval at the Company's 2012 annual meeting, the Company intends to change its legal name from Duckwall-Alco Stores, Inc. to Alco Stores, Inc.

Available Information

The Company files reports with the Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports as required. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site at *www.sec.gov* that contains the reports, proxy and information statements, and other information filed electronically.

The Company's internet website is www.ALCOstores.com. Through the "Investors" portion of this website, the Company makes available, free of charge, our proxy statements, Annual Reports on Form 10-K, Interactive Data Files, and any amendments to those reports as soon as reasonably practicable after such material has been filed with, or furnished to, the Securities and Exchange Commission.

Charters of the Company's Board of Directors' Audit Committee and Compensation Committee; and Code of Business Conduct and Ethics for Directors and Senior Officers as well as for Associates have also been posted on our website, under the caption "Investors - Corporate Governance."

Information contained on the Company's website is not part of this Annual Report on Form 10-K. The materials listed above will be provided without charge to any stockholder submitting a written request to the Company's Secretary at 401 Cottage, Abilene, Kansas 67410-2832.

ITEM 1A. RISK FACTORS

Our business is subject to a variety of risks, most of which are beyond our control.

We are highly susceptible to the state of macroeconomic conditions and consumer confidence in the United States.

All of our stores are located within the United States, making our results highly dependent on U.S. consumer confidence and the health of the U.S. economy. A slowdown in the U.S. economy or other economic conditions affecting disposable consumer income, such as employment levels, inflation, business conditions, fuel and energy costs, consumer debt levels, lack of available credit, interest rates, and tax rates, may affect our business adversely by reducing overall consumer spending or by causing customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover or a reduction in profitability due to lower margins. In addition, a significant portion of our total sales is derived from stores located in these states: Kansas, Texas and Nebraska, resulting in further dependence on local economic conditions in these states. Deterioration in macroeconomic conditions and consumer confidence in the United States, particularly in Kansas, Texas or Nebraska, could negatively affect our business in many ways, including slowing sales growth or reducing overall sales, and reducing gross margins.

We are vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, and freight and fuel costs, may reduce our profitability. These cost changes may be the result of inflationary pressures or changes in foreign currency values versus the US dollar; especially with respect to countries that produce the products we procure. A decline in the value of the US dollar, versus currencies of the countries that produce the product, will increase our cost of goods and may reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and utility costs, may increase our costs of goods or operating expenses and reduce our profitability. For example, increases in the cost of diesel fuel may result in an increase in transportation costs, which may increase our overall operating costs and possibly lower profitability.

We may be forced to lower prices to effectively compete, which would adversely affect our financial results.

The Company operates in the broad line retail business, which is highly competitive. Although the Company prefers markets that don't have direct competition from national or regional broad line retail stores, competition still exists. Even in non-competitive markets, the Company's customers shop at broad line retail stores and other retailers located in regional trade centers. The Company also competes for retail sales with other entities, such as specialty retailers, mass merchandisers, dollar stores and the internet. This competitive environment subjects the Company to the risk of reduced profitability because the Company may be forced to lower its prices, resulting in lower margins, in order to maintain its competitive position.

If we cannot effectively open new stores, our ability to improve our financial results will be adversely affected.

The growth in the Company's sales and operating income depends to a substantial degree on its expansion program. This expansion strategy is dependent upon the Company's ability to open and operate new stores effectively, efficiently and on a profitable basis. The Company's ability to open new stores timely and to expand into additional market areas depends in part on the following factors: availability of store locations, the ability to hire and train new store personnel, the ability to react to consumer needs and trends on a timely basis, and the availability of sufficient capital for expansion. The Company continually reviews underperforming stores to determine potential closures. As a result of closing underperforming stores, the Company may not be able to effectively absorb fixed overhead.

If we are unable to access the capital markets or obtain bank credit, our growth plans, liquidity and results of operations could suffer.

Disruptions in the capital and credit markets, as have been experienced since fiscal 2008, could adversely affect the ability of lenders to meet their commitments. Our access to funds under the credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time.

Constrained capital markets could threaten our liquidity and capital resources. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing other discretionary uses of cash. We believe operating cash flows and current credit facilities will be adequate to fund our working capital requirements, scheduled debt repayments and to support the development of our short-term and long-term operating strategies.

If we cannot effectively implement or use information technology, our financial results and operations would be adversely affected.

If we cannot effectively implement technology upgrades, it could have a material impact on the Company's results of operations. The Company depends on information systems to process transactions, manage inventory, purchase, sell and ship goods on a timely basis. Any material disruption or slowdown of our systems could cause information to be lost or delayed which could have a negative effect on our business.

Changes in federal, state or local laws and regulations, or our failure to comply with such laws and regulations, could increase our expenses and expose us to legal risks.

Our business is subject to a wide array of laws and regulations. Significant legislative changes that impact our relationship with our workforce (none of which is represented by unions as of the end of fiscal 2012) could increase our expenses and adversely affect our operations. Examples of possible legislative changes impacting our relationship with our workforce include changes to minimum wage requirements and health care mandates. In addition, certain aspects of our business, such as credit card operations, are more heavily regulated than other areas. Changes in the regulatory environment regarding topics such as banking and consumer credit, privacy and information security, product safety or environmental protection, among others, could cause our expenses to increase. If we fail to comply with applicable laws and regulations, particularly wage and hour laws, we could be subject to legal risk, including governmental enforcement action and class action civil litigation, which could adversely affect our results of operations.

A failure to design, implement or maintain an adequate system of internal controls could adversely affect our ability to manage our business or detect fraud.

The Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Internal control over financial reporting includes: maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The Company continues to refine and test its internal control over financial reporting processes.

Our results are subject to seasonal variations.

Quarterly results of operations have historically fluctuated as a result of retail consumers purchasing patterns, with the highest quarter in terms of sales and profitability being the fourth quarter. Quarterly results of operations will likely continue to fluctuate significantly as a result of such patterns and may fluctuate due to the timing of new store openings.

Our stock price may be volatile.

No assurance can be given that operating results will not vary from quarter to quarter, and any fluctuations in quarterly operating results may result in volatility in the Company's stock price.

We are dependent on key personnel.

The development of the Company's business is largely dependent on the efforts of its current management team headed by Richard E. Wilson and three other executive officers. The loss of the services of one or more of these officers could have a material adverse effect on the Company.

We are exposed to interest rate risks.

The Company is subject to market risk from exposure to changes in interest rates based on its financing requirements. Increases in interest rates could have a negative impact on the Company's profitability.

If we fail to anticipate and respond quickly to changing consumer preferences, our sales, gross margin and profitability could suffer.

A substantial part of our business is dependent on our ability to make trend-right decisions in apparel, home décor, seasonal offerings and other merchandise. Failure to accurately predict constantly changing consumer tastes, preferences, spending patterns and other lifestyles decisions could lead to lost sales, increased markdowns on inventory and adversely affect our results of operations.

Interruptions in our supply chain could adversely affect our results.

We are dependent on our vendors to supply merchandise in a timely and efficient manner. If a vendor fails to deliver on its commitments, whether due to financial difficulties or other reasons, we could experience merchandise shortages that could lead to lost sales. In addition, a large portion of our merchandise is sourced, directly or indirectly, from outside the United States, with China as our single largest source. Political or financial instability, trade restrictions, tariffs, currency exchange rates, the outbreak of pandemics, labor unrest, transport capacity and costs, port security or other events that could slow port activities and impact foreign trade are beyond our control and could disrupt our supply of merchandise and adversely affect our results of operations.

Lack of availability of suitable locations in which to build new stores could slow our growth, and difficulty in executing plans for new stores, expansions and remodels could increase our costs and capital requirements.

Our future growth is dependent, in part, on our ability to build new stores and expand and remodel existing stores in a manner that achieves appropriate returns on our capital investment. We compete with other retailers and businesses for suitable locations for our stores. In addition, for many sites we are dependent on a third party developer's ability to acquire land, obtain financing and secure the necessary zoning changes and permits for a larger project, of which our store may be one component. Turmoil in the financial markets has made it difficult for third party developers to obtain financing for new projects. Local land use and other regulations applicable to the types of stores we desire to construct may affect our ability to find suitable locations and also influence the cost of constructing, expanding and remodeling our stores.

Product safety concerns could adversely affect our sales and results of operations.

If our merchandise offerings, including food, drug and children's products, do not meet applicable safety standards or our guests' expectations regarding safety, we could experience lost sales, experience increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Events that give rise to actual, potential or perceived product safety concerns, including food or drug contamination, could expose us to governmental enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our customers.

Weather conditions may have a significant impact on our financial condition.

Weather conditions have impacted our operating results. Weather conditions affect the demand for, and in some cases the supply of, products, which in turn has an impact on prices. In past years, we have experienced severe weather conditions, including snow and ice storms, flood and wind damage, tornadoes and droughts in some states. Weather conditions also directly affect the demand for seasonal products, particularly during the winter season. Therefore, the weather can have a material adverse effect on our financial condition and results of operations.

If we fail to protect the security of personal information about our customers, we could be subject to costly government enforcement actions or private litigation and our reputation could suffer.

The nature of our experience involves the receipt and storage of personal information about our customers. If we experience a data security breach, we could be exposed to governmental enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue usage of our credit card products or stop shopping at our stores altogether. Such events could lead to lost future sales and adversely affect our results of operations.

Healthcare reform legislation and regulations may negatively impact our business

In 2010, the "Patient Protection and Affordable Care Act" and the "Health Care and Education Affordability Reconciliation Act of 2010" (the "2010 Healthcare Acts") were signed into law. This legislation expands health care coverage to many uninsured individuals and expands coverage for those already insured. The 2010 Healthcare Acts, as well as other healthcare reform legislation being considered by Congress and state legislatures, may have a negative impact on our business. This impact could increase our employee healthcare related costs. While the costs of the 2010 Healthcare Acts will occur after 2013, due to provisions of this legislation being phased in over time, changes to our healthcare cost structure could have an adverse effect on the Company's financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns facilities in Abilene, Kansas that consist of a store support center (approximately 35,000 square feet), the Distribution Center (approximately 352,000 square feet) and additional warehouse space adjacent to the store support center (approximately 95,500 square feet).

Two of the ALCO stores operate in buildings owned by the Company. The remainder of the stores operate in properties leased by the Company. As of January 29, 2012, such ALCO leases account for approximately 4,400,000 square feet of leased sales floor space, which expire as follows: approximately 880,000 square feet (20%) expire between January 30, 2012 and February 3, 2013, approximately 675,000 square feet (15%) expire between February 4, 2013 and February 2, 2014, and approximately 425,000 square feet (10%) expire between February 3, 2014 and February 1, 2015. The remainder of the leases expire through 2031. The majority of the leases that are about to expire have renewal options with lease terms that are the same as the existing lease.

ITEM 3. LEGAL PROCEEDINGS

Other than routine litigation from time to time in the ordinary course of business, the Company is not a party to any material litigation.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of the Company is quoted on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol "DUCK". The following table sets forth the range of high and low closing price of the Company's Common Stock for each quarter of fiscal years 2012 and 2011.

Fiscal 2012	**High**	**Low**
First quarter	$ 14.00	$ 12.05
Second quarter	$ 12.73	$ 8.83
Third quarter	$ 11.25	$ 8.83
Fourth quarter	$ 10.50	$ 7.78

Fiscal 2011	**High**	**Low**
First quarter	$ 16.93	$ 12.24
Second quarter	$ 17.98	$ 13.99
Third quarter	$ 15.77	$ 12.35
Fourth quarter	$ 14.81	$ 10.61

As of April 6, 2012, there were 859 holders of record of the Common Stock of the Company. The Company has not paid cash dividends on its Common Stock during the last five fiscal years. The terms of the Security Agreement, dated as of July 21, 2011 between the Company and Wells Fargo Bank, National Association allow for the payment of dividends unless certain loan covenants are triggered, which did not occur in fiscal 2012 and are not expected to occur during fiscal 2013 .

Company Repurchases of Common Stock

Period	**Total Number of Shares (or Units) Purchased**	**Average Price Paid Per Share (or Unit)**	**Total Number of Shares (or Units) Purchased as Part Of Publicly Announced Plans or Programs**	**Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under The Plans or Programs**
First quarter	—	—	—	
Second quarter	—	—	—	
Third quarter	—	—	—	
Fourth quarter:				
Month 1	—	—	—	
Month 2	—	—	—	
Month 3	—	—	—	
	—		—	
As of January 29, 2012	25,534	$ 15.16	25,534	174,466

As of April 6, 2012, the Company had repurchased 31,727 shares subsequent to January 29, 2012.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

The Company did not sell any equity securities during fiscal 2012 that were not registered under the Securities Act.

Securities Authorized For Issuance Under Equity Compensation Plans

See the information provided in the "Equity Compensation Plan Information" section of the Proxy Statement for our 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Economic conditions: The economic slowdown we have experienced and continue to experience has caused disruptions and significant volatility in financial markets, increased rates of mortgage loan default and personal bankruptcy, and declining consumer and business confidence, which has led to decreased customer traffic and reduced levels of consumer spending, particularly on discretionary items. This decline in consumer and business confidence and the decreased levels of customer traffic and consumer spending have negatively impacted our business. We cannot predict how long the current economically challenging conditions will persist and how such conditions might affect us and our customers. Decreased customer traffic and reduced consumer spending, particularly on discretionary items, would, however, over an extended period of time negatively affect our financial condition, operating performance, revenues and income. In addition, we cannot predict how current or worsening economic conditions will affect our critical suppliers and distributors and any negative impact on our critical suppliers or distributors may also have an adverse impact on our business results or financial condition.

Operations. The Company is a regional broad line retailer operating in 23 states.

The Company's fiscal year ends on the Sunday closest to January 31. Fiscal years 2012 and 2011 consisted of 52 weeks. For purposes of this management's discussion and analysis of financial condition and results of operations, the financial numbers are presented in thousands.

Strategy. The Company's overall business strategy involves identifying and opening stores in locations that will provide the Company with the highest return on investment. The Company also competes for retail sales with other entities, such as mail order companies, specialty retailers, stores, manufacturer's outlets and the internet. The Company initiated a transactional web site during November 2011 and is currently in the process of expanding product selection and vendor categories.

The Company uses a variety of broad-based targeted marketing and advertising strategies to reach consumers. These strategies include full-color photography advertising circulars of eight to 20 pages distributed through newspaper insertion or, in the case of inadequate newspaper coverage, through direct mail. During fiscal 2012, these circulars were distributed 49 times in ALCO markets. During fiscal 2013, the Company will distribute approximately 48 circulars in ALCO markets. The Company also uses in-store marketing. The Company's merchandising and marketing teams work together to present the products in an engaging and innovative manner, which is coordinated so that it is consistent with the current print advertisements. The Company regularly changes its banners and in-store promotions, which are advertised throughout the year, to attract consumers to the stores, to generate strong customer frequency and to increase average sales per customer. Net marketing and promotion costs represented approximately 1.2% and 1.0% of net sales in fiscal years 2012 and 2011 respectively. Management believes it has developed a comprehensive marketing strategy that will increase customer traffic and same-store sales. The Company continues to operate as a high-low retailer and has included in many of its marketing vehicles cross departmental products. For example, the Company has used an Elder Care page with over-the-counter products, "as seen on TV" items, and dry meals—all targeting customers who have reached retirement age. The Company believes that by providing the breadth of these key items to this targeted audience we can serve our customers' needs more efficiently and garner a greater share of the purchases made by this demographic. The Company's ALCO stores offer a broad line of merchandise consisting of approximately 35,000 items, including automotive, consumables and commodities, crafts, domestics, electronics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys. The Company is constantly evaluating the appropriate mix of merchandise to improve sales and gross margin performance. Corporate merchandising is provided to each store to ensure a consistent Company-wide store presentation. To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories: primary, secondary, and convenience. The primary core receives management's primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration. The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers. The convenience core consists of categories of merchandise for which the Company maintains convenient (but limited) assortments, focusing on key items that are in keeping with customers' expectations for a broad line retail store. Secondary and convenience cores include merchandise that the Company feels is important to carry, as the target customer expects to find them within a broad line retail store and they ensure a high level of customer traffic. The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products. In addition, the Company's merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment. All of the Company's ALCO stores have point-of-service computer terminals that capture sales information and transmit such information to the Company's data processing facilities where it is used to drive management, financial, and supply chain functions.

Recent Events.

- During November 2011, the Company initiated a transactional web site and is currently in the process of expanding product selection and vender categories.
- On January 26, 2012, the Board of Directors reinstated the Company's stock repurchase program (the "Program"). The Program was initially authorized by the Company on March 23, 2006 whereby the Company authorized the repurchase of 200,000 shares of the Company's common stock ("Common Stock"). In 2007, the Company repurchased 3,337 shares of Common Stock under the Program. The Company's Board of Directors reinstated the Program on August 13, 2008 and the Company repurchased 22,197 shares of Common Stock under the Program during such period of reinstatement. Therefore, there were 174,466 shares of Common Stock available to be repurchased by the Company under the Program, as of January 29, 2012. As of April 6, 2012, the Company had repurchased 31,727 shares subsequent to January 29, 2012.
- On March 15, 2012, the Company entered into new employment agreements with Wayne S. Peterson, the Company's Senior Vice President-Chief Financial Officer, Ted Beaith, the Company's Senior Vice President-Supply Chain/Chief Information Officer, and Tom L. Canfield, Jr., the Company's Senior Vice President-Logistics/Administration Officer. The terms of such employment agreements are discussed in the Current Report on Form 8-K filed by the Company on March 22, 2012, and copies of such employment agreements were filed as exhibits to such 8-K.
- During the fourth quarter of fiscal 2012, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method. Prior to fiscal 2012, the Company could not determine the impact of the change to the weighted average cost method, and therefore, could not retroactively apply the change. This change is discussed in Note 1 to the financial statements.

Key Financial Items in Fiscal 2012.

The Company measures itself against a number of financial metrics to assess its performance. Some of the important financial items, from continuing operations, during fiscal 2012 were:

- Net sales increased 4.4% to $482.8 million compared to prior year sales of $462.6 million. Same-store sales increased 3.0%, excluding the Company's two fuel centers, versus prior year.
- Gross margin decreased to 30.3% of sales compared to 30.7% during the prior year.
- Selling, general and administrative (SG&A) expenses were 27.5% of sales compared to 29.1% during the prior year.
- Net income per diluted share was $0.43 compared to net loss per diluted share of ($0.91) during the prior year.
- Return on average equity was 1.6% compared to (3.3%) during the prior year

Gross margin percentage is a key measure of the Company's ability to maximize profit on the purchase and subsequent sale of merchandise, while minimizing promotional and clearance markdowns, shrinkage, damage and returns. Gross margin percentage is defined as sales less cost of sales, expressed as a percentage of sales.

Selling, general and administrative expenses are a measure of the Company's ability to manage and control its expenses to purchase, distribute and sell merchandise.

Operating income from continuing operations included other operating income of $2.3 million attributable to a settlement from Factory Mutual Insurance Company for damage sustained by the Company's corporate office and warehouse in Abilene, KS during the second quarter of fiscal 2012, due to wind and hail.

Earnings (loss) per share ("EPS") is an indicator of the returns generated for the Company's stockholders. EPS from continuing operations was $0.48 per diluted share for fiscal 2012, compared to ($0.64) per diluted share for the prior fiscal year.

Return on average equity ("ROE") is a measure of how much income (loss) was produced on the average equity of the Company. ROE was 1.6% in fiscal 2012, compared to (3.8%) for the prior fiscal year.

Results of Operations. The following table sets forth, for the fiscal years indicated, the components of the Company's statements of operations expressed as a percentage of net sales:

	Fiscal Year Ended	
	52 Weeks	52 Weeks
	January 29, 2012	January 30, 2011
Net sales	100.0%	100.0%
Cost of sales	69.7	69.3
Gross margin	30.3	30.7
Selling, general and administrative	27.5	29.1
Depreciation and amortization	1.8	2.2
Total operating expenses	29.3	31.3
Other operating income	0.5	—
Operating income (loss)	1.5	(0.6)
Interest expense	0.9	0.7
Earnings (loss) from continuing operations before income taxes	0.6	(1.3)
Income tax expense (benefit)	0.2	(0.5)
Earnings (loss) from continuing operations	0.4	(0.8)
Earnings (loss) from discontinued operations, net of income tax benefits	(0.0)	(0.2)
Net earnings (loss)	0.4%	(1.0)%

Critical Accounting Policies

Our analysis of operations and financial condition is based on our financial statements, prepared in accordance with U.S. GAAP. Preparation of these financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent assets and liabilities. In the Notes to Financial Statements, we describe our significant accounting policies used in preparing the financial statements. Our estimates are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates. The following items in our financial statements require significant estimation or judgment:

Inventory: As discussed in Note 1 to the Financial Statements, during the fourth quarter of fiscal 2012, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method. Prior to fiscal 2012, the Company could not determine the impact of the change to the weighted average cost method, and therefore, could not retroactively apply the change. The Company believes the weighted average cost method is preferable to the retail inventory method because it 1) results in greater precision in the determination of cost of sales and inventories, 2) better aligns financial reporting with operational performance, and 3) increases the accuracy of matching sales with related expenses. Inventories are stated at the lower of cost or net realizable value.

Insurance: The Company retains significant deductibles on its insurance policies for workers compensation, general liability, medical claims and prescriptions. Due to the fact that it often takes more than one year to determine the actual costs, these costs are estimated based on the Company's historical loss experience and estimates from the insurance carriers and consultants. The Company completes an actuarial evaluation of its loss experience twice each year. In between actuarial evaluations, management monitors the cost and number of claims and compares those results to historical amounts. The Company's actuarial method is the fully developed method. The Company records its reserves on an undiscounted basis. The Company's prior estimates have varied from actual results due to differences related to actual claims versus estimated ultimate loss calculations. Current and future estimates could be affected by changes in those same assumptions and are reasonably likely to occur.

Consideration received from vendors: Cost of sales and SG&A expenses are partially offset by various forms of consideration received from our vendors. This "vendor income" is earned for a variety of vendor-sponsored programs, such as volume rebates, markdown allowances, promotions, warehouse cost reimbursement and advertising. Consideration received, to the extent that it reimburses specific, incremental and identifiable costs incurred to date, is recorded in selling, general and administrative expenses in the same period as the associated expenses are incurred. Reimbursements received that are in excess of specific, incremental and identifiable costs incurred to date are recognized as a reduction to the cost of the merchandise purchased and are reflected in costs of sales as the merchandise is sold. The Company establishes a receivable for the vendor income that is earned but not yet received. Based on provisions of the agreements in place, this receivable is computed by estimating when the Company has completed its performance and the amount has been earned. The majority of year-end receivables associated with these activities are collected within the following fiscal quarter.

Analysis of long-lived assets for impairment: The Company reviews assets for impairment at the lowest level for which there are identifiable cash flows, usually at the store level. The carrying amount of assets is compared with the expected undiscounted future cash flows to be generated by those assets over their estimated remaining economic lives. If the undiscounted cash flows are less than the carrying amount of the asset, the asset is written down to fair value. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses or a projection that demonstrates continuing losses associated with the use of a long-lived asset, or significant changes in the manner of use of the assets due to business strategies or competitive environment. Additionally, when a commitment is made to close a store in a period beyond the quarter in which the closure commitment is made, the associated long-lived assets are reviewed for impairment and depreciable lives are adjusted. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date plus the expected terminal value. Actual results could vary from management estimates.

Income Taxes: ASC Topic 740 prescribes a recognition threshold and a measurement standard for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The recognition and measurement of tax benefits is often highly judgmental. Determinations regarding the recognition and measurement of a tax benefit can change as additional developments occur relative to the issue. Accordingly, the Company's future results may include favorable or unfavorable adjustments to our liability for uncertain tax positions.

The Company records valuation allowances against our deferred tax assets, when necessary. Realization of deferred tax assets (such as net operating loss carryforwards) is dependent on future taxable earnings and is therefore uncertain. The Company regularly assesses the likelihood that our deferred tax assets in each of the jurisdictions in which it operates will be recovered from future taxable income. Deferred tax assets are reduced by a valuation allowance to recognize the extent to which, more likely than not, the future tax benefits will not be realized.

Share-Based Compensation: The Company has a share-based compensation plan, which includes non-qualified stock options and nonvested share awards. See Note 1, Summary of Significant Accounting Policies, and Note 10, Share-based Compensation, to the Notes to Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock option awards at the date of grant using option-pricing models. We determine the fair value of our share awards at the date of grant using generally accepted valuation techniques. Management reviews its assumptions and the valuations to determine the fair value of share-based compensation awards.

Customer Loyalty Program: The Company has a customer loyalty program which allows members to earn points for each purchase completed at any of our stores. Points earned enable members to receive a certificate that may be redeemed on future purchases at our stores. The value of points earned by our customer loyalty program members is included in accrued liabilities, based on the value of points that are projected to be redeemed, and recorded as a reduction in revenue at the time the points are redeemed.

Fiscal 2012 Compared to Fiscal 2011

Net sales from continuing operations for fiscal 2012 increased $20.2 million or 4.4% to $482.8 million compared to $462.6 million for fiscal 2011. During fiscal 2012, the Company opened four ALCO stores and closed two stores, resulting in a year-end total of 216 stores. Net sales from same-stores increased by $13.4 million or 3.0%, excluding the two fuel centers, in fiscal 2012 compared to fiscal 2011. The increase in same-store sales was primarily due to a 6.2% increase in the average sale per transaction, partially offset by a 3.1% decrease in comparable transactions. Sales from non-same stores increased $7.0 million in fiscal 2012 compared to fiscal 2011. Fuel sales decreased $0.3 million in fiscal 2012 compared to fiscal 2011.

Gross margin for fiscal 2012 increased $3.9 million, or 2.8%, to $146.2 million compared to $142.2 million in fiscal 2011. As a percentage of net sales, gross margin decreased to 30.3% in fiscal 2012 compared to 30.7% in fiscal 2011. During the fourth quarter of fiscal 2012, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method. Prior to fiscal 2012, the Company could not determine the impact of the change to the weighted average cost method, and therefore, could not retroactively apply the change. The Company believes the cost method is preferable to the retail inventory method because it better reflects the current value of inventory on the balance sheet and provides better matching of revenues and expenses. Gross margin for fiscal 2012 was positively impacted by the change in method of accounting for inventory ($2.6 million), by gross margin generated by non same-stores ($1.7 million), and by lower net markdowns ($0.9 million), and partially offset by a net increase in freight expense ($1.5 million).

Selling, general and administrative expenses decreased $1.6 million or 1.2% to $133.0 million in fiscal 2012 compared to $134.6 million in fiscal 2011. The decrease in SG&A expenses is primarily attributable to decreases in store labor and benefits ($0.8 million), warehouse overhead ($1.9 million), corporate overhead ($1.4 million), and 401(K) expense ($0.3 million), partially offset by increases in net advertising ($1.2 million), occupancy costs ($1.0 million), and maintenance costs ($0.6 million). As a percentage of net sales, selling, general and administrative expenses were 27.5% in fiscal 2012 and 29.1% in fiscal 2011. Excluding share-based compensation, preopening store expense, severance, and loss on sale of assets, fiscal 2012 and fiscal 2011 SG&A expenses, as a percent of sales, were 27.3% and 28.8% respectively.

Depreciation and amortization expense from decreased $1.4 million or 13.5% to $8.7 million in fiscal 2012 compared to $10.0 million in fiscal 2011.

Operating income increased $5.3 million to $1.9 million in fiscal 2012 compared to a loss of $3.5 million in fiscal 2011. Operating income (loss) as a percentage of net sales was 0.4% in fiscal 2012 compared to (0.8%) in fiscal 2011. Income from continuing operations for fiscal 2012 included other operating income of $2.3 million attributable to a settlement from Factory Mutual Insurance Company for damage sustained by the Company's corporate office and warehouse in Abilene, KS during the second quarter of fiscal 2012, due to wind and hail.

Interest expense increased $0.7 million or 20.1% to $4.2 million in fiscal 2012 compared to $3.5 million in fiscal 2011. Interest expense for fiscal 2012 included $0.5 million of accelerated amortization of financing fees attributable to the Company's old credit facility. The remaining increase for fiscal 2012 was due to an increase in average borrowings to fund capital expenditures attributable to new stores and increased merchandise inventory.

Income tax expense (benefit) on continuing operations was $0.8 million in fiscal 2012 compared to ($2.4) million in fiscal 2011. The Company's effective tax rate was 27.9% in fiscal 2012 and 40.9% in fiscal 2011. The effective tax rate is lower in fiscal 2012 primarily due to the increase of Federal employment credits in fiscal 2012.

Loss from discontinued operations, net of income tax benefit, was $0.2 million in fiscal 2012, compared to $1.2 million in fiscal 2011. Two Alco stores were closed in fiscal 2012, whereas one ALCO store and 49 Duckwall stores were closed during fiscal 2011, with one Duckwall store subsequently reopened as an ALCO store.

SG&A Detail; Certain Financial Matters

The Company has included Adjusted Gross Margin, Adjusted SG&A and Adjusted EBITDA, non-U.S. GAAP performance measures, as part of its disclosure as a means to enhance its communications with stockholders. Certain stockholders have specifically requested this information to assist them in comparing the Company to other retailers that disclose similar non-U.S. GAAP performance measures. Further, management utilizes these measures in internal evaluation, review of performance and to compare the Company's financial measures to those of its peers. Adjusted EBITDA differs from the most comparable U.S. GAAP financial measure (earnings (loss) from continuing operations) in that it does not include certain items, as does Adjusted Gross Margin and Adjusted SG&A. These items are excluded by management as they are non-recurring and/or not relevant to analysis of ongoing business operations and to better evaluate normalized operational cash flow and expenses excluding unusual, inconsistent and non-cash charges. To compensate for the limitations of evaluating the Company's performance using Adjusted Gross Margin, Adjusted SG&A and Adjusted EBITDA, management also utilizes U.S. GAAP performance measures such as gross margin, return on investment, return on equity and cash flow from operations. As a result, Adjusted Gross Margin, Adjusted SG&A and Adjusted EBITDA may not reflect important aspects of the results of the Company's operations.

	For the Years Ended	
	52 Weeks	52 Weeks
	January 29, 2012	January 30, 2011
SG&A Expenses Breakout		
Store support center [1]	$ 20,195	$ 21,584
Distribution center	7,341	9,226
401K expense (credit)	(53)	226
Same-store SG&A	102,710	101,524
Non same-store SG&A [2]	2,507	1,691
Share-based compensation	257	316
SG&A as reported	132,957	134,567
Less:		
Share-based compensation	(257)	(316)
Preopening store costs [2]	(557)	(543)
Executive and staff severance [1]	(143)	(540
Loss on sale of fixed assets [1]	(252)	(74)
Adjusted SG&A	$ 131,748	$ 133,094
Adjusted SG&A as % of sales	27.3%	28.8%
Sales per average selling square foot [3]	$ 107.78	$ 105.97
Adjusted Gross Margin dollars per average selling square feet [3]	$ 33.12	$ 33.50
Adjusted SG&A per average selling square foot [3]	$ 29.85	$ 30.99
Adjusted EBITDA per average selling square foot [3][4]	$ 3.27	$ 2.45
Average inventory per average selling square feet [3][5][6]	$ 30.46	$ 29.18
Average selling square feet [3]	4,413	4,295
Total stores operating beginning of period	214	258
Total stores operating end of period	216	214
Total stores less than twelve months old	4	5
Total non-same stores	4	5
Supplemental Data:		
Same-store adjusted gross margin dollar change	5.2%	-5.4%
Same-store SG&A dollar change	0.3%	0.5%
Same-store total customer count change	-3.1%	-2.7%
Same-store average sale per ticket change	6.2%	0.3%

(1) Store support center includes executive and staff severance as well as gain (loss) on sale of fixed assets
(2) Non same-stores are those stores which have not reached their fourteenth month of operation
(3) Average selling square feet is calculated as beginning square feet plus ending square feet divided by 2
(4) Adjusted EBITDA per average selling square foot is calculated as Adjusted EBITDA divided by average selling square feet
(5) Average store level merchandise inventory is calculated as beginning inventory plus ending inventory divided by 2
(6) Excludes inventory for unopened stores

Fiscal 2012 Compared to Fiscal 2011

Store support center expenses for fiscal 2012 decreased $1.4 million, or 6.4%. The decrease was primarily due to reductions in payroll and benefits ($0.6 million), legal fees ($0.6 million), and moving expenses ($0.2 million).

Same-store SG&A expenses increased $1.2 million or 1.1% during fiscal 2012 compared to fiscal 2011.

Non same-store SG&A expenses increased $0.8 million or 48.26% during fiscal 2012 compared to fiscal 2011.

Reconciliation and Explanation of Non-U.S. GAAP Financial Measures

The following table shows the reconciliation of Adjusted EBITDA to net earnings (loss) from continuing operations:

	52 Weeks	For the Thirty-Nine Week Periods Ended		Trailing Twelve Periods Ended	For the Thirteen Week Periods Ended		52 Weeks
	Fiscal 2011	October 30, 2011	October 31, 2010	October 30, 2011	January 29, 2012	January 30, 2011	Fiscal 2012
Net earnings (loss) from continuing operations [1]	$ (3,466)	958	(5,336)	2,828	901	1,870	1,859
Plus:							
Interest	3,502	3,336	2,410	4,428	871	1,092	4,207
Taxes [1]	(2,364)	579	(3,715)	1,930	198	1,351	777
Depreciation and amortization [1]	9,997	6,429	7,531	8,895	2,221	2,466	8,650
Share-based compensation	333	274	267	340	(17)	66	257
Preopening store costs [2]	543	236	492	287	321	51	557
Executive and staff severance	540	131	540	131	12	—	143
(Gain) loss asset disposals	74	(126)	(7)	(45)	378	81	252
Insurance proceeds [4]	—	(2,270)	—	(2,270)	—	—	(2,270)
AWG transition costs	210	—	210	—	—	—	—
=Adjusted EBITDA	9,369	9,547	2,392	16,524	4,885	6,977	14,432
Cash	4,189	3,125	5,356	3,125	2,491	4,189	2,491
Debt	59,072	80,210	64,835	80,210	65,437	59,072	65,437
Debt, net of cash	$ 54,883	77,085	59,479	77,085	62,946	54,883	62,946

(1) These amounts may not agree with 10-Qs of previous quarters due to subsequent store closures. These closed stores are now included in discontinued operations.

(2) These costs are not consistent quarter to quarter as the Company does not open the same number of stores in each quarter of each fiscal year. These costs are directly associated with the number of stores that have been or will be opened and are incurred prior to the grand opening of each store.

(3) For the trailing twelve periods ended January 29, 2012 the average open weeks for the Company's non same-stores was 20 weeks.

(4) On September 9, 2011, the Company received a $2.3 million settlement from Factory Mutual Insurance Company for damage sustained during the second quarter of fiscal 2012, due to wind and hail.

Seasonality and Quarterly Results

The following table sets forth the Company's net sales, gross margin, income from operations and net earnings during each quarter of fiscal years 2012 and 2011

			First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012	Net sales	$	114.0	121.7	109.6	137.5
	Gross margin		33.7	39.5	33.6	39.4
	Earnings (loss) from continuing operations		(1.6)	2.4	0.2	0.9
	Net earnings (loss)		(1.5)	2.3	0.1	0.8
	Net earnings (loss) per share [(1)]:					
	Basic		(0.40)	0.60	0.01	0.22
	Diluted		(0.40)	0.60	0.01	0.22
Fiscal 2011	Net sales	$	107.8	112.8	105.8	136.2
	Gross margin		33.0	36.0	33.4	39.9
	Earnings (loss) from continuing operations		(2.2)	(1.2)	(2.0)	1.9
	Net earnings (loss)		(2.3)	(1.1)	(2.1)	0.8
	Net earnings (loss) per share [(1)]:					
	Basic		(0.60)	(0.28)	(0.55)	0.21
	Diluted		(0.59)	(0.27)	(0.55)	0.21

(1) Earnings per share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal years 2012 and 2011 may not equal the total computed for the year.

See Note 11 of Notes to Financial Statements for quarterly earnings per share information.

The Company's business is subject to seasonal fluctuations. The Company's highest sales levels occur in the fourth quarter of its fiscal year which includes the Christmas holiday selling season. The Company's results of operations in any one quarter are not necessarily indicative of the results of operations that can be expected for any other quarter or for the full fiscal year. The Company's results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores and the integration of the new stores into the operations of the Company, as well as other factors. The addition of a large number of new stores can, therefore, significantly affect the quarterly results of operations.

Inflation

Management does not believe that its merchandising operations have been materially affected by inflation over the past few years. Future inflationary pressure, however, may reduce our profitability. The Company will continue to monitor costs, take advantage of vendor incentive programs, selectively buy from competitive vendors and adjust merchandise prices based on market conditions.

Liquidity and Capital Resources

At the end of fiscal 2012, working capital (defined as current assets less current liabilities) was $134.4 million compared to $122.1 million at the end of fiscal 2011.

The Company's primary sources of funds are cash flow from operations, borrowings under its revolving loan credit facility, and vendor trade credit financing.

Net cash provided (used) by operating activities aggregated $1.8 and ($0.4) million, for fiscal years 2012 and 2011, respectively. The increase in cash provided by operating activities resulted primarily from net earnings of $1.7 million in fiscal 2012 compared to net loss of $4.6 million during fiscal 2011, partially offset by an increase in merchandise inventory, (net of accounts payable), of $3.3 million.

The Company uses its revolving loan credit facility and vendor trade credit financing to fund the buildup of inventories periodically during the year for its peak selling seasons and to meet other short-term cash requirements. The revolving loan credit facility provides up to $120 million of financing in the form of notes payable. The loan agreement expires July 20, 2016. The revolving loan note payable of $52.1 million together with outstanding letters of credit at January 29, 2012 resulted in an available line of credit at that date of approximately $53.9 million, subject to a borrowing base calculation. Loan advances are secured by a security interest in the Company's inventory and credit card receivables. The loan agreement contains various restrictions that are applicable when outstanding borrowings exceed $102.0 million, including limitations on additional indebtedness, prepayments, acquisition of assets, granting of liens, certain investments and payments of dividends. The Company's loan agreement contains various covenants including limitations on additional indebtedness and certain financial tests, as well as various subjective acceleration clauses. The balance sheet classification of the borrowings under the revolving loan credit facility has been determined in accordance with ASC 470-40, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement*. As of January 29, 2012, the Company was in compliance with all covenants and subjective acceleration clauses of the debt agreements. Accordingly, this obligation has been classified as a long-term liability in the accompanying balance sheet. Short-term trade credit represents a significant source of financing for inventory to the Company. Trade credit arises from the willingness of the Company's vendors to grant payment terms for inventory purchases.

On July 21, 2011, the Company entered into a five-year revolving Credit Agreement (the "Facility") with Wells Fargo Bank, National Association and Wells Capital Finance, LLC (collectively "Wells Fargo"). The $120.0 million Facility replaced the Company's previous $120.0 million credit facility with Bank of America, N.A. and Wells Fargo Retail Finance, LLC, and expires July 20, 2016. The completion of the agreement for the new Facility resulted in the accelerated amortization of the remaining deferred financing fees associated with the participation of Bank of America, N.A in the previous facility. The accelerated costs were $0.5 million and included nominal fees paid to Bank of America, N.A. upon the termination of the former facility. Additional costs paid to Wells Fargo in connection with the new facility were $0.5 million. Those fees have been deferred and are being amortized over the term of the new facility. In fiscal 2012, the Company had net cash borrowings of $6.8 million on its revolving credit facility and made cash payments of $2.2 million to reduce its long-term debt and capital lease obligations.

The Company's long-range strategy is to grow its store count. During fiscal 2012, the Company opened four Alco stores and closed two stores. During fiscal 2011, the Company opened five ALCO stores, closed one Alco store, and converted one Duckwall store to an Alco store.

Cash used in investing activities for fiscal years 2012 and 2011 totaled ($7.6) million and ($6.1) million, respectively, and consisted primarily of capital expenditures.

On January 26, 2012, the Board of Directors reinstated the Program which authorized the Company to repurchase Company stock. The Program was initially authorized by the Company on March 23, 2006, and authorized the Company to repurchase up to 200,000 shares of the Company's Common Stock. In 2007, the Company repurchased 3,337 shares of Common Stock under the Program. The Company's Board of Directors reinstated the Program on August 13, 2008 and the Company repurchased 22,197 shares of Common Stock under the Program during such period of reinstatement. Therefore, there were 174,466 shares of Common Stock available to be repurchased by the Company under the Program, as of January 29, 2012. As of April 6, 2012, the Company had repurchased 31,727 shares subsequent to January 29, 2012.

Expansion Plans

The continued growth of the Company is dependent, in large part, upon the Company's ability to open and operate new stores on a timely and profitable basis. In addition, the Company continually reviews underperforming stores to determine potential closures. During fiscal 2013, the Company expects to open no less than five ALCO stores, is currently in process of closing two stores, and anticipates additional closures will occur during fiscal 2013. While the Company believes that adequate sites are currently available, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These material contingencies include:

- the Company's ability to hire, train, and retain qualified personnel
- the availability of adequate capital resources for us to purchase inventory, equipment, and fixtures and make other capital expenditures necessary for store expansion
- the ability of our landlords and developers to find appropriate financing in the current credit market to develop property to be leased by the Company

Historically, we have been able to hire, train, and retain qualified personnel and we anticipate being able to do so in the future. In order to address this contingency, the Company has initiated an Assistant Manager Training Program whereby the Company provides general management training to manager candidates at monthly seminars held at the Company's corporate offices. We anticipate that this program will increase our ability to train and retain qualified personnel. We currently believe that we will have the capital resources necessary to purchase the inventory, equipment, and fixtures, and to fund the other capital expenditures necessary for the store expansions. If we lack such capital resources, however, it would limit our expansion plans and negatively impact our operations going forward. The Company has been working closely with multiple developers and landlords that the Company believes have the financial resources to develop property to be leased by the Company and hold such property as a long-term investment in their portfolios. If such developers and landlords do not have, and cannot obtain, the financial resources to develop and hold such property, it would limit our expansion plans and negatively impact our operations going forward.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of year-end fiscal 2012.

The Company has not created and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the business. The Company does not have any arrangements or relationships with entities that are not into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact may constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. These statements are subject to risks and uncertainties, as described below. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, capital expenditures, store openings, store closings, payment or non-payment of dividends, capital structure and other financial items, (ii) statements of plans and objectives of the Company's management or Board of Directors, including plans or objectives relating to inventory, store development, marketing, competition, business strategy, store environment, merchandising, purchasing, pricing, distribution, transportation, store locations and information systems, (iii) statements of future economic performance, and (iv) statements of assumptions underlying the statements described in (i), (ii) and (iii). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "could," "intends," "plans," "estimates", "projects" or "anticipates," variations thereof or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. The Company's future results of operations, financial condition and business operations may differ materially from the forward-looking statements or the historical information stated in this Annual Report on Form 10-K. Stockholders and investors are cautioned not to put undue reliance on any forward-looking statement.

There are a number of factors and uncertainties that could cause actual results of operations, financial condition or business contemplated by the forward-looking statements to differ materially from those discussed in the forward-looking statements made herein or elsewhere orally or in writing, by, or on behalf of, the Company, including those factors described in "Item 1A. Risk Factors" above. Other factors not identified herein could also have such an effect.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Financial Statement Schedules:

No financial statement schedules are included as they are not applicable to the Company

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Duckwall-ALCO Stores, Inc:

We have audited the accompanying balance sheets of Duckwall-ALCO Stores, Inc. (the Company) as of January 29, 2012 and January 30, 2011 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended January 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duckwall-Alco, Inc. as of January 29, 2012 and January 30, 2011, and the results of its operations and its cash flows for the each of the years in the two-year period ended January 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2012, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in notes 1(c) and 2 to the financial statements, the Company elected to change its method of accounting for inventory from the retail inventory method (RIM), to the weighted average cost method in fiscal year 2012.

/s/ KPMG LLP

Kansas City, Missouri
April 13, 2012

Duckwall-ALCO Stores, Inc.
Balance Sheets
(dollars in thousands, except share and per share amounts)

	January 29, 2012	January 30, 2011
Assets		
Current assets:		
Cash	$ 2,491	$ 4,189
Receivables	10,334	6,847
Prepaid income taxes	—	168
Inventories	156,214	151,079
Prepaid expenses	3,603	3,720
Deferred income taxes	5,607	2,563
Property held for sale	568	884
Total current assets	178,818	169,450
Property and equipment, at cost:		
Land and land improvements	1,508	1,496
Buildings and building improvements	10,488	11,828
Furniture, fixtures and equipment	71,518	69,924
Transportation equipment	861	1,305
Leasehold improvements	19,289	16,449
Construction work in progress	1,177	350
Total property and equipment	104,841	101,352
Less accumulated depreciation and amortization	76,563	72,788
Net property and equipment	28,278	28,564
Property under capital leases	24,054	22,254
Less accumulated amortization	11,498	10,727
Net property under capital leases	12,556	11,527
Deferred income taxes — non current	—	2,180
Other non-current assets	754	990
Total assets	$ 220,405	$ 212,711
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 1,414
Current maturities of capital lease obligations	570	703
Accounts payable	26,695	25,970
Accrued salaries and commissions	3,984	4,133
Accrued taxes other than income	4,845	4,822
Self-insurance claim reserves	4,112	4,139
Other current liabilities	4,327	4,608
Total current liabilities	44,533	45,787
Notes payable under revolving loan	52,063	45,282
Capital lease obligations - less current maturities	12,804	11,673
Deferred gain on leases	3,439	3,826
Deferred income taxes	643	—
Other noncurrent liabilities	2,483	1,850
Total liabilities	115,965	108,418
Stockholders' equity:		
Common stock, $.0001 par value, authorized 20,000,000 shares; 3,842,745 and 3,841,895 shares issued and outstanding, respectively	1	1
Additional paid-in capital	40,115	40,003
Retained earnings	64,324	64,289
Total stockholders' equity	104,440	104,293
Total liabilities and stockholders' equity	$ 220,405	$ 212,711

See accompanying notes to financial statements.

Duckwall-ALCO Stores, Inc.
Statements of Operations
Fiscal Years ended January 29, 2012 and January 30, 2011
(dollars in thousands, except share and per share amounts)

	52 Weeks Ended January 29, 2012	52 Weeks Ended January 30, 2011
Net sales	$ 482,767	$ 462,572
Cost of sales	336,587	320,336
Gross margin	146,180	142,236
Selling, general and administrative	132,957	134,567
Depreciation and amortization expenses	8,650	9,997
Total operating expenses	141,607	144,564
Other operating income	2,270	—
Operating income (loss)	6,843	(2,328)
Interest expense	4,207	3,502
Earnings (loss) from continuing operations before income taxes	2,636	(5,830)
Income tax expense (benefit)	777	(2,364)
Earnings (loss) from continuing operations	1,859	(3,466)
Loss from discontinued operations, net of income tax benefit of $0.1 million in 2012 and $0.8 million in 2011	(204)	(1,169)
Net earnings (loss)	$ 1,655	$ (4,635)
Earnings (loss) per share		
Basic		
Continuing operations	$ 0.48	$ (0.90)
Discontinued operations	(0.05)	(0.30)
Net earnings (loss) per share	$ 0.43	$ (1.20)
Earnings (loss) per share		
Diluted		
Continuing operations	$ 0.48	$ (0.90)
Discontinued operations	(0.05)	(0.30)
Net earnings (loss) per share	$ 0.43	$ (1.20)

See accompanying notes to financial statements.

Duckwall-ALCO Stores, Inc.
Statements of Stockholders' Equity
Fiscal Years ended January 29, 2012 and January 30, 2011
(dollars in thousands, except share and per amounts)

	Common stock shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance, January 31, 2010	3,797,947	$ 1	39,313	68,924	106,694
Net loss for the year ended January 30, 2011	—	—	—	(4,635)	(4,635)
Options exercised to purchase shares	43,948	—	—	—	—
Expired stock options	—	—	374	—	374
Share-based compensation	—	—	316	—	316
Balance, January 30, 2011	3,841,895	$ 1	40,003	64,289	104,293
Cumulative impact of change in accounting principle *	—	—	—	(1,620)	(1,620)
Balance, January 30, 2011 as adjusted	3,841,895	$ 1	40,003	62,669	102,673
Net income for the year ended January 29, 2012	—	—	—	1,655	1,655
Shares issued	850	—	—	—	—
Expired stock options	—	—	(145)	—	(145)
Share-based compensation	—	—	257	—	257
Balance, January 29, 2012	3,842,745	$ 1	40,115	64,324	104,440

*See note 2 for more information. See accompanying notes to financial statements.

Duckwall-ALCO Stores, Inc.
Statements of Cash Flows
Fiscal Years ended January 29, 2012 and January 30, 2011
(dollars in thousands)

	52 Weeks 2012	52 Weeks 2011
Cash flows from operating activities:		
Net earnings (loss)	$ 1,655	$ (4,635)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	8,656	10,075
Loss on sale of assets	292	74
Share-based compensation	257	316
Deferred income tax expense, net	(1,552)	(609)
Changes in:		
Receivables	(3,487)	589
Prepaid expenses	117	(203)
Inventories	(7,747)	(6,666)
Accounts payable	725	2,897
Prepaid income taxes	168	483
Accrued salaries and commissions	(149)	11
Accrued taxes other than income	23	(91)
Self-insured claims reserves	(27)	(713)
Other assets and liabilities	2,906	(1,962)
Net cash provided by (used in) operating activities	1,837	(434)
Cash flows from investing activities:		
Proceeds from the sale of assets	992	972
Acquisition of property and equipment	(8,567)	(7,055)
Net cash used in investing activities	(7,575)	(6,083)
Cash flows from financing activities:		
Net borrowings (pay downs) under revolving loan credit agreement	6,781	10,124
Refinancing costs on revolving loan and term loan fees	(525)	(1,300)
Pay downs under term loan	(1,414)	(1,451)
Principal payments under capital lease obligations	(802)	(1,831)
Net cash provided by financing activities	4,040	5,542
Net decrease in cash and cash equivalents	(1,698)	(975)
Cash at beginning of year	4,189	5,164
Cash at end of year	$ 2,491	$ 4,189
Supplemental cash flow information:		
Increase in property under capital lease	$ (1,800)	$ (11,239)
Increase in capital lease obligations	1,800	11,239
Interest, excluding interest on capital lease obligations and amortization of debt financing costs	3,013	2,845
Net income tax refunds received	$ (85)	$ (339)

See accompanying notes to financial statements.

DUCKWALL-ALCO STORES, INC.
Notes to Financial Statements
January 29, 2012 and January 30, 2011
(dollars in thousands, except for share and per share amounts)

1. Summary of Significant Accounting Policies

(a) Nature of Business

The Company is engaged in the business of retailing general merchandise throughout the central portion of the United States of America through broad line department store outlets. Merchandise is purchased for resale from many vendors. During fiscal 2012, AWG accounted for more than 5% of the Company's total purchases. Competing brand name and private label products are available from other suppliers at competitive prices. The Company believes that its relationships with its suppliers are good, but a change in the relationship with AWG would potentially cause the Company to incur increases in its cost of certain merchandise.

(b) Basis of Presentation

The Company's fiscal year ends on the Sunday nearest to January 31. Fiscal years 2012 and 2011 each consisted of 52 weeks. The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(c) Inventories

Inventories are stated at the lower of cost or net realizable value.

During the fourth quarter of fiscal 2012, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method. The Company believes the cost method is preferable to the retail inventory method because it more accurately measures the cost of the Company's inventory and provides better matching of revenues and expenses. Prior to fiscal 2012, the Company could not determine the impact of the change to the weighted average cost method, and therefore, could not retrospectively apply the change. The impact of this change in accounting principle on the quarterly financial statements for each of the fiscal 2012 periods is further explained in Note 2.

(d) Property and Equipment

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of capital leases is computed on a straight-line basis over the terms of the lease agreements. Major improvements are capitalized, while maintenance and repairs that do not extend the useful life of the asset are charged to expense as incurred. Estimated useful lives are as follows:

Buildings	25 years
Building improvements	10 years
Software	3 years
Furniture, fixtures and equipment	3 - 8 years
Transportation equipment	3 - 5 years
Leasehold improvements	2 - 10 years (not to exceed lease term)

For fiscal years 2012 and 2011 depreciation and amortization was $8.7 million and $10.1 million, respectively.

(e) Operating Leases

The Company accounts for operating leases over the initial lease term without regard to available renewal options. The Company considers free rent periods and scheduled rent increases in determining total rent expense for the initial lease term. Total rent expense is recognized on a straight-line basis over that term.

(f) Insurance

The Company retains significant deductibles on its insurance policies for workers' compensation, general liability, medical claims and prescriptions. Due to the fact that it could take more than one year to determine the actual costs, these costs are estimated based on the Company's historical loss experience and estimates from the insurance carriers and consultants. The Company completes an actuarial evaluation of its loss experience twice each year. During the periods between actuarial evaluations, management monitors the cost and number of claims and compares those results to historical amounts. The Company's actuarial method is the fully developed method. The Company records its reserves on an undiscounted basis.

The Company's prior estimates have varied based on changes in assumptions related to actual claims versus estimated ultimate loss calculations. Current and future estimates could be affected by changes in those same assumptions.

(g) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company reflects changes in estimates related to prior period income taxes as a component of current period income tax expense.

(h) Net Sales

Sales are recorded when title and risk of loss are transferred to the customer, which occurs at the point of sale. The Company excludes sales taxes from revenue. The Company has established a sales returns allowance based on the historical returns pattern experienced by the Company.

(i) Net Earnings (Loss) Per Share

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares outstanding. Diluted net earnings (loss) per share reflects the potential dilution that could occur if contracts to issue securities (such as stock options) were exercised, unless their effect is anti-dilutive. See note 9.

(j) Use of Estimates

Management of the Company has made certain estimates and assumptions in determining the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

(k) Long-lived Assets

Whenever events and circumstances indicate that the carrying value of certain long-lived assets may be impaired, the Company reviews such assets for impairment at the lowest level for which there are identifiable cash flows, usually at the store level. The carrying amount of certain assets is compared with the expected undiscounted future cash flows to be generated by those assets over their estimated remaining economic lives. If the undiscounted cash flows are less than the carrying amount of the assets, the assets are written down to fair value. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses or a projection that demonstrates continuing losses associated with the use of a long-lived asset, or significant changes in a manner of use of the assets due to changes in business strategies or competitive environment. Additionally, when a commitment is made to close a store in a period beyond the quarter in which the closure commitment is made, it is the long-lived assets associated with the store are reviewed for impairment and depreciable lives are adjusted. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date plus the expected terminal value. Actual results could vary from management estimates. There was no asset impairment in fiscal 2012, whereas a charge for asset impairment of $0.3 million for fiscal year 2011 is included in depreciation and amortization expense in the statements of operations. The fiscal 2011 impairment of $0.3 million is primarily attributable to writing down the carrying value of property held for sale.

The Company had $0.6 million classified as assets held for sale as of January 29, 2012 and $0.9 million classified as assets held for sale as of January 30, 2011. These properties are recorded at their estimated net realizable value, net of expected disposal costs. The majority of the property is land however one of the former ALCO store locations also includes building.

(l) Store Closings and Discontinued Operations

A provision for store closure expense is recorded when the Company discontinues using the facility. A summary of the activity in the liability account (included in other current liabilities), related to store closures for fiscal years 2012 and 2011, is as follows:

		2012	2011
Store closure liability at beginning of year	$	91	90
Store closure (income) expense (included in discontinued operations)		0	125
Payments		(91)	(124)
Store closure liability at end of year	$	0	91

The Company has determined that generally each store is a component of the entity and that for each closed store (i) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity and (ii) the entity will not have any significant continuing involvement in the operations of the component after the store is closed. This is a result of the Company's stores being geographically disbursed. The results of operations for stores that have been closed by the Company (2 and 49 in fiscal years 2012 and 2011, respectively) have been reclassified to discontinued operations in the accompanying statements of operations for all periods presented. The Company does not allocate interest expense to discontinued operations. The liability recognized for costs associated with store closing is primarily related to future lease costs (net of estimated sublease income), and is accrued and charged to income when the Company ceases to use the leased location.

(m) Consideration Received from Vendors

Cost of sales and selling, general and administrative expenses are partially offset by various forms of consideration received from our vendors. This "vendor income" is earned for a variety of vendor-sponsored programs, such as volume rebates, markdown allowances, promotions, warehouse cost reimbursement and advertising. Consideration received, to the extent that it reimburses specific, incremental, and identifiable costs incurred to date, is recorded in selling, general and administrative expenses in the same period as the associated expenses are incurred. Reimbursements received that are in excess of specific, incremental and identifiable costs incurred to date are recognized as a reduction to the cost of the merchandise purchased and are reflected in costs of sales as the merchandise is sold. The Company establishes a receivable for the vendor income that is earned but not yet received. This receivable is computed based on provisions of the agreements in place and reflects management's expectations about when and whether the Company will have completed its performance and the amount will be earned. The Company performs detailed analyses to determine the appropriate level of the receivable in the aggregate. The majority of year-end receivables associated with these activities are collected within the following fiscal quarter.

(n) Advertising Costs

The Company expenses advertising costs as incurred. The Company records payments from vendors representing reimbursements of specific identifiable costs as a reduction of that cost. Advertising expenses of $11.2 million and $9.7 million in fiscal 2012 and 2011, respectively, are included in selling, general and administrative expenses in the statements of operations. Advertising reimbursements from vendors that offset advertising expenses was $5.2 million and $4.9 million for fiscal years 2012 and 2011, respectively. The costs of production and distribution of newspaper circulars made up the majority of our advertising costs in both years.

(o) Share-based Compensation

The Company currently sponsors share-based employee benefit plans and stock option plans. The Company recognizes compensation expense for its share-based payments based on the fair value of the awards on the date of the grant. Share-based payments include stock option awards issued under the Company's employee stock option and director stock option plans. See Note 10 for further information concerning these plans.

(p) Fair Value of Financial Instruments

The financial instruments of the Company consist of cash, short-term receivables and accounts payable, accrued expenses and long-term debt instruments, including capital leases. For notes payable under revolving loan, fair value approximates the carrying value due to the variable interest rate. For capital leases, the carrying value approximates the fair value. For all other financial instruments, including cash, short-term receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

(q) Pre-opening Costs

The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

2. Inventories

As described in note 1(c), during the fourth quarter of fiscal 2012, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method. The Company believes the cost method is preferable to the retail inventory method because it more accurately measures the cost of the Company's inventory and provides better matching of revenues and expenses. Prior to fiscal 2012, the Company could not determine the impact of the change to the weighted average cost method, and therefore, could not retroactively apply the change. Had the Company not changed its policy for accounting for inventory, pre-tax income for the year ended January 29, 2012 would have been $2.6 million lower ($0.67 effect on both earnings per basic and diluted share). As a result of the accounting change, retained earnings as of January 30, 2011, decreased from $64.3 million to $62.7 million. There was no impact to net cash provided by operating activities as a result of this change in accounting policy.

Fiscal year 2012 quarterly financial data has been revised by the following amounts to reflect the change in accounting for inventory:

(in thousands, except share data)	Increase/(Decrease) Q1 FY2012	Q2 FY2012	Q3 FY2012
Cost of sales	$ (638)	$ (1,699)	$ 101
Operating income (loss)	638	1,699	(101)
Income tax expense	178	474	(28)
Net income	460	1,225	(73)
Basic earnings per share	0.12	0.32	(0.02)
Diluted earnings per share	0.12	0.32	(0.02)

3. Credit Arrangements, Notes Payable and Long-term Debt

On July 21, 2011, the Company entered into a five-year revolving Credit Agreement (the "Facility") with Wells Fargo Bank, National Association and Wells Capital Finance, LLC (collectively "Wells Fargo"). The $120.0 million Facility replaced the Company's previous $120.0 million credit facility with Bank of America, N.A. and Wells Fargo Retail Finance, LLC, and expires July 20, 2016. The completion of the agreement for the new Facility resulted in the accelerated amortization of the remaining deferred financing fees associated with the participation of Bank of America, N.A in the previous facility. The accelerated costs were $0.5 million and included nominal fees paid to Bank of America, N.A. upon the termination of the former facility. Additional costs paid to Wells Fargo in connection with the new facility were $0.5 million. Those fees have been deferred and will be amortized over the term of the new facility. The loan agreement contains various restrictions that are applicable when outstanding borrowings exceed $102.0 million, including limitations on additional indebtedness, prepayments, acquisition of assets, granting of liens, certain investments and payments of dividends. The Company's loan agreement contains various covenants including limitations on additional indebtedness and certain financial tests, as well as various subjective acceleration clauses. The balance sheet classification of the borrowings under the revolving loan credit facility has been determined in accordance with ASC 470-40, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement*. As of January 29, 2012, the Company was in compliance with all covenants and subjective acceleration clauses of the debt agreements. Accordingly, this obligation has been classified as a long-term liability in the accompanying balance sheet.

Based on the Company's average excess availability, the amount advanced to the Company on any Base Rate Loan (as such term is defined in the Facility) bears interest at the highest of (a) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate"; (b) the Federal Funds Rate for such day, plus 1.0%; and (c) the LIBO Rate for a 30 day interest period as determined on such day, plus 2.0%. Amounts advanced with respect to any LIBO Borrowing for any Interest Period (as those terms are defined in the Facility) shall bear interest at an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of one percent) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate (as defined in the Facility).

As of January 29, 2012, no default or event of default occurred and the Company was in compliance with all of its debt covenants.

Notes payable outstanding at January 29, 2012 and January 30, 2011 under the revolving loan credit facility aggregated $52.1 million and $45.3 million, respectively. The lender had also issued letters of credit aggregating $7.6 million and $8.5 million, respectively, at such dates on behalf of the Company. The interest rates on the outstanding borrowings at January 29, 2012 were 2.31% on $22.0 million of the outstanding balance, 2.56% on $20.0 million of the outstanding balance, and 4.25% on the remaining $10.1 million. The Company had additional borrowings available at January 29, 2012 under the revolving loan credit facility amounting to approximately $53.9 million.

As of January 30, 2011, the Company also had a term loan outstanding which was incurred to fund new store fixtures and equipment and was secured by such fixtures and equipment. The term loan expired and the remaining balance was paid during fiscal year 2012.

Interest expense on notes payable and long-term debt in fiscal 2012 and 2011, excluding capital lease obligations, aggregated $3.2 million and $2.9 million, respectively.

4. Employee Benefits

Effective November 1, 2010, the Company's Board of Directors elected to suspend the Company match of employees 401(K) contributions. Historically, the Company matched employee contributions up to half of the first 4% of compensation contributed by the employee. Contributions by the Company vest with the participants over a seven-year period. The unvested portion of the Company match from previous years to employees not employed by the Company as of January 29, 2012, resulted in a credit to 401(K) expense during fiscal 2012 of $0.1 million; whereas net Company contributions for fiscal year 2011 resulted in 401(K) expense of $0.2 million.

5. Self-Insurance Claim Reserves

Changes to the self-insurance reserves for fiscal years 2012 and 2011 are as follows:

	2012	2011
Beginning balance	$ 4,139	4,852
Reserve additions	2,727	1,224
Claims paid	(2,754)	(1,937)
Ending balance	$ 4,112	4,139

6. Leases

The Company is lessee under long-term capital leases expiring at various dates. The components of property under capital leases as of January 29, 2012 and January 30, 2011 are as follows:

	2012	2011
Buildings	$ 11,038	9,238
Fixtures	6,158	6,158
Software	6,858	6,858
	24,054	22,254
Less accumulated amortization	11,498	10,727
Net property under capital leases	$ 12,556	11,527

The Company also has non-cancelable operating leases, primarily for buildings, that expire at various dates.

Future minimum lease payments under all non-cancelable leases, together with the present value of the net minimum lease payments pursuant to capital leases, as of January 29, 2012 are as follows:

	Capital Leases	Operating Leases
Fiscal year:	$	
2013	1,759	18,348
2014	1,556	15,907
2015	1,372	14,129
2016	1,304	13,233
2017	1,304	12,179
Later years	17,895	57,388
Total minimum lease payments	25,190	$ 131,184
Less amount representing interest	11,816	
Present value of net minimum lease payments	13,374	
Less current maturities	570	
Capital lease obligations, less current maturities	$ 12,804	

Minimum payments do not include contingent rentals, which may be paid under certain store leases on the basis of percentage of sales in excess of stipulated amounts. Contingent rentals applicable to capital leases amounted to $0.1 million and $0.1 million for fiscal years 2012 and 2011, respectively.

The interest on capital lease obligations for fiscal years 2012 and 2011 aggregated $1.0 million and $0.6 million, respectively.

The following schedule presents the composition of total rent expense for all operating leases for fiscal 2012 and 2011:

	2012	2011
Minimum rentals	$ 20,110	19,663
Contingent rentals	1,277	1,024
Less sublease rentals	(32)	(47)
	$ 21,355	20,640

7. Income Taxes

The Company's income tax expense (benefit) consists of the following for fiscal years 2012 and 2011:

	2012	2011
Income tax expense (benefit) allocated to continuing operations	$ 777	(2,364)
Income tax expense (benefit) allocated to discontinued operations	(136)	(760)
Total income tax expense (benefit)	$ 641	(3,124)

Income tax expense (benefit) attributable to continuing operations for fiscal years 2012 and 2011consists of:

	Current	Deferred	Total
2012:			
Federal	$ (58)	504	446
State	128	203	331
	70	707	777
2011:			
Federal	12	(2,151)	(2,139)
State	109	(334)	(225)
	$ 121	(2,485)	(2,364)

Income tax expense (benefit) attributable to continuing operations was $0.8 million and ($2.4) million for fiscal years 2012 and 2011, respectively, and differed from the amounts computed by applying the Federal statutory income tax rate of 34% as a result of the following:

	2012	2011
Computed "expected" tax expense (benefit)	$ 896	(1,982)
State income taxes, net of the Federal income tax expense (benefit)	227	(118)
Adjustment for prior period taxes	4	(73)
Federal employment credits	(429)	(310)
Share-based compensation	31	43
Other, net	48	76
	$ 777	(2,364)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 29, 2012 and January 30, 2011 are presented below:

	2012	2011
Deferred tax assets:		
Capital leases	$ 311	245
Other liabilities	551	430
Insurance reserves	1,208	1,388
Vacation and sick pay accrual	436	681
Stock options	155	242
Inventory	318	—
Deferred gain on property and equipment	1,306	1,452
Deferred rent	905	657
Net operating loss carryforwards and credits	3,532	4,361
Credit carryforwards	2,463	1,662
Total deferred tax assets	11,185	11,118
Deferred tax liabilities:		
Property and equipment, due to differences in depreciation	4,519	3,941
Property taxes	184	235
Inventory		707
481 (a) adjustments	530	1,050
Dividend income	479	67
Other assets	403	318
Total deferred tax liabilities	6,115	6,318
Net deferred tax asset	$ 5,070	4,800

See Note 2 for more information.

At January 29, 2012, the Company has total federal and state net operating loss carryforwards of $7.5 million and $18.0 million, respectively, which are available to offset future taxable income. The federal net operating loss will expire after fiscal 2031. The state net operating losses will begin expiring in fiscal 2013. The Company also has federal credits in the amount of $2.4 million that are available to offset future federal taxable income. Approximately $2.1 million of these credits will begin to expire in fiscal year 2028, and the remaining credits have no expiration.

The history of earnings and projected future results, the Company believes it is more likely than not those future operations will generate sufficient taxable income to realize the deferred tax assets. As such, at January 29, 2012 and January 30, 2011 there is no valuation allowance on the deferred tax asset. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	2012	2011
Gross unrecognized tax benefits at the beginning of the year:	$ 57	57
Increases related to prior period tax positions	—	—
Decreases related to prior period tax positions	(57)	—
Settlements	—	—
Gross unrecognized tax benefits at the end of the year:	$ —	57

None of the amounts included in the $57 thousand of unrecognized tax benefits at January 30, 2011, would affect the effective tax rate if recognized. The net interest expense (benefit) recorded on unrecognized tax benefits during fiscal 2012 and 2011 totaled ($14) thousand and $3 thousand, respectively. No amounts were accrued for penalties with respect to the unrecognized tax benefits.

The statute of limitations for the Company's federal income tax returns is open for fiscal 2009 through fiscal 2011. The Company files in numerous state jurisdictions with varying statutes of limitation. The Company's state returns are subject to examination by the taxing authorities for fiscal 2008 through fiscal 2011 or fiscal 2009 through fiscal 2011, depending on each state's statute of limitations.

8. Stockholders' Equity

On January 26, 2012, the Board of Directors reinstated the Program which authorized the Company to repurchase Company stock. . The Program was initially authorized by the Company on March 23, 2006 whereby the Company authorized the repurchase of 200,000 shares of the Company's Common Stock at a par value of $ .0001. In 2007, the Company repurchased 3,337 shares of Common Stock under the Program. The Company's Board of Directors reinstated the Program on August 13, 2008 and the Company repurchased 22,197 shares of Common Stock under the Program during such period of reinstatement. Therefore, there were 174,466 shares of Common Stock available to be repurchased by the Company under the Program, as of January 29, 2012. 25,534 shares have been repurchased at an average cost of $15.16 through January 29, 2012. As of April 6, 2012, the Company had repurchased 31,727 shares subsequent to January 29, 2012.

9. Earnings Per Share

The following is a reconciliation of the outstanding shares utilized in the computation of earnings per share:

	2012	2011
Weighted average shares outstanding (basic)	3,842,745	3,832,339
Effect of dilutive options to purchase common stock	—	—
As adjusted for diluted calculation	3,842,745	3,832,339

10. Share-Based Compensation

Share-based payments consist of stock option grants. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

Total share-based compensation (a component of selling and general and administrative expenses) is summarized as follows:

		2012	2011
Share-based compensation expense before income taxes	$	257	316
Income tax benefits		(72)	(139)
Share-based compensation expense net of income tax benefits	$	185	177
Effect on:			
Basic earnings per share	$	0.05	0.05
Diluted earnings per share	$	0.05	0.05

Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Company grants awards to a limited number of key employees and officers, thus, actual forfeitures can vary significantly from estimated amounts. Estimated forfeitures exceeded actual forfeitures for fiscal years 2012 and 2011 resulting in additional share-based compensation of $0.2 million and $0.1 million in fiscal years 2012 and 2011, respectively.

Stock Incentive Plan

Under our 2003 Incentive Stock Option Plan, options may be granted to officers and key employees, not to exceed 500,000 shares. According to the terms of the plan, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. The options vest in equal amounts over a four year requisite service period beginning from the grant date unless certain Company events occur. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100. In the event that the foregoing results in a portion of an option exceeding the $100 limitation, such portion of the option in excess of the limitation shall be treated as a nonqualified stock option. At January 29, 2012, the Company had 277,620 remaining shares authorized for future option grants. Upon exercise, the Company issues these shares from the unissued shares authorized.

Under our Non-Qualified Stock Option Plan for Non-Management Directors, options may be granted to Directors of the Company who are not otherwise officers or employees of the Company, not to exceed 200,000 shares. According to the terms of the plan, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire five years from the date of grant. The options vest in equal amounts over a four year requisite service period beginning from the grant date unless certain Company events occur. All options under the plan shall be non-qualified stock options. As of January 29, 2012, the Company had 96,457 shares remaining to be issued under this plan. Upon exercise, the Company will issue these shares from the unissued shares authorized.

The fair value of each option grant is separately estimated. The fair value of each option is amortized into share-based compensation on a straight-line basis over the requisite service period as discussed above. We have estimated the fair value of all stock option awards as of the date of the grant by applying a modified Black-Scholes pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of share-based compensation, including expected stock price volatility. The assumptions used in determining the fair value of options granted in the last two fiscal years and a summary of the methodology applied to develop each assumption are as follows:

	2012	2011
Expected price volatility	58.34%	52.01%
Risk-free interest rate	0.94%	1.27%
Weighted average expected lives in years	3.8	4.6
Dividend yield	0.00%	0.00%

EXPECTED PRICE VOLATILITY — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates monthly market value changes from the date of grant over a past period to determine volatility. An increase in the expected volatility will increase share-based compensation.

RISK-FREE INTEREST RATE — This is the applicable U.S. Treasury rate for the date of the grant over the expected term. An increase in the risk-free interest rate will increase share-based compensation.

EXPECTED LIVES — This is the period of time over which the options granted are expected to remain outstanding and is based on management's expectations in relation to the holders of the options. Options granted have a maximum term of five years. An increase in the expected life will increase share-based compensation.

DIVIDEND YIELD — The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease share-based compensation.

A summary of stock option activity for the Company's most recent fiscal year is as follows:

	Number Of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term Years	Aggregate Intrinsic Value (in thousands)
Outstanding January 30, 2011	374,000	$ 19.81	1.0	$ —
Granted	22,500	10.60		
Exercised	—	—		
Forfeited/Expired	(119,250)	9.47		
Outstanding January 29, 2012	277,250	$ 14.86	3.0	$ —
Vested and expected to vest at January 29, 2012	159,250	$ 13.50	3.0	$ —
Exercisable at January 29, 2012	118,000	$ 16.71	2.0	$ —

The Company recognizes expense for its share-based payments based on the fair value of the awards at grant date. The aggregate intrinsic values in the table above represent the total difference between the Company's closing stock price on January 29, 2012 and the option respective exercise price, multiplied by the number of in-the-money options as of January 29, 2012. As of January 29, 2012, total estimated unrecognized share-based compensation related to non-vested stock options is $0.5 million with a weighted average recognition period of 2.2 years.

Other information relative to option activity during the fiscal years ended January 29, 2012 and January 30, 2011 is as follows:

	2012	2011
Weighted Average Grant Date Fair Value of Stock Options Granted (per share)	$ 4.65	6.12
Total Fair Value of Stock Options Vested	689	537
Total Intrinsic Value of Stock Options Exercised	—	—

11. Seasonality and Quarterly Results (unaudited)

The following table sets forth the Company's net sales, gross margin, earnings (loss) from continuing operations and net earnings (loss) during each quarter of fiscal years 2012 and 2011.

			First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012 *	Net sales	$	114.0	121.7	109.6	137.5
	Gross margin		33.7	39.5	33.6	39.4
	Earnings (loss) from continuing operations		(1.6)	2.4	0.2	0.9
	Net earnings (loss)		(1.5)	2.3	0.1	0.8
	Net earnings (loss) per share: (1)					
	Basic		(0.40)	0.60	0.01	0.22
	Diluted		(0.40)	0.60	0.01	0.22
Fiscal 2011	Net sales	$	107.8	112.8	105.8	136.2
	Gross margin		33.0	36.0	33.4	39.9
	Earnings (loss) from continuing operations		(2.2)	(1.2)	(2.0)	1.9
	Net earnings (loss)		(2.3)	(1.1)	(2.1)	0.8
	Net earnings (loss) per share: (1)					
	Basic		(0.60)	(0.28)	(0.55)	0.21
	Diluted		(0.59)	(0.27)	(0.55)	0.21

* Fiscal year 2012 amounts have been revised to reflect the change in accounting for inventory. See note 2 for more information.

(1) Earnings per share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal years 2012 and 2011 may not equal the total computed for the year.

12. Business Operations

The Company's business activities consist of the operation of ALCO stores.

The Company has many suppliers with which it conducts business. For fiscal year 2012, AWG comprised more than 5% of the Company's total purchases, whereas in fiscal 2011 no vendor represented more than 5% of the Company's merchandise purchases. The Company believes that its relationships with its suppliers are good, but a change in the relationship with AWG would potentially cause the Company to incur increases in its cost of certain merchandise.

For fiscal years 2012 and 2011 the percentages of sales by product category were as follows:

	2012	2011
Merchandise Category:		
Consumables and commodities	34%	36%
Hardlines	34%	33%
Apparel and accessories	16%	16%
Home furnishings and décor	16%	15%
Total	100%	100%

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report, to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company's internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2012 based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, management concluded that the Company's internal control over financial reporting was effective as of January 29, 2012.

Our independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this report on Form 10-K, has also issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during fiscal 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Duckwall-ALCO Stores, Inc.:

We have audited the accompanying balance sheets of Duckwall-ALCO, Inc. (the Company) as of January 29, 2012 and January 30, 2011, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended January 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duckwall-ALCO, Inc. as of January 29, 2012 and January 30, 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended January 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in notes 1(c) and 2 to the financial statements, the Company elected to change its method of accounting for inventory from the retail inventory method, to the weighted average cost method in fiscal year 2012.

/s/ KPMG LLP

Kansas City, Missouri
April 13, 2012

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

For information with respect to the Company's Directors, the Board of Directors' Audit Committee, the Board of Directors' Nominating Committee and the written code of ethics, see the information provided in the "Proposal One — Election of Directors", "Information About Directors Nominees", "Information about the Nominating Committee", "Code of Ethics" and "Certain Information Concerning the Board and Its Committees" sections of the Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference. For information with respect to Section 16 reports, see the information provided in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

The Company's executive officers as of April 12, 2012, are as follows:

Name	Age	Position
Richard E. Wilson	51	President - Chief Executive Officer
Wayne S. Peterson	54	Senior Vice President - Chief Financial Officer
Edmond C. Beaith	48	Senior Vice President – Supply Chain/Chief Information Officer
Tom L. Canfield	58	Senior Vice President – Logistics/Administration Officer

Except as set forth below, all of the executive officers have been associated with the Company in their present position or other capacity for more than the past five years. There are no family relationships among the executive officers of the Company.

Richard E. Wilson has served as President and Chief Executive Officer of the Company since February 15, 2010. From December, 2007 until he joined the Company, Mr. Wilson served as Principal of Corporate Alliance Group, a management consulting company specializing in marketing, product development, planning, strategy and brand management for the retail and wholesale trade. Prior to forming Corporate Alliance Group, Mr. Wilson was Senior Vice President, General Merchandise, for BJ's Wholesale Club from May, 2005 to February, 2007. From August, 2003 to April, 2005, Mr. Wilson was Senior Vice President, Home Furnishings for the Macy's division of Federated Department Stores, Inc., the parent company of department stores such as Macy's and Bloomingdales. Mr. Wilson has also previously served as an executive with the Filene's division of May Department Stores.

Wayne S. Peterson, joined the Company as its Senior Vice President-Chief Financial Officer on September 20, 2010. Mr. Peterson served as Chief Financial Officer of Minyard Foods, Inc., a privately-held regional supermarket retailer, which operates a total of 60 stores in the Dallas/Fort-Worth area from 2006 until he joined the Company. From 2002-2005, Mr. Peterson served as the Executive Vice President, Chief Financial Officer, Secretary, and Director of Copeland's Enterprises, Inc., a privately held regional specialty retailer of sporting goods. Mr. Peterson has also previously served as an executive with Homeland Holdings Corporation, and Buttrey Food and Drug Stores Company and has approximately 32 years of retail experience.

Edmond C. (Ted) Beaith has served as Senior Vice President – Supply Chain and Chief Information Officer since August 25, 2008. From August 2007, Mr. Beaith was the Senior Retail Practice Manager - Western US for Capgemini USA, after serving as Managing Principal of the Retail Consulting Group of Agilysys, Inc., from April 2001 to July 2007. Prior to his consulting career, Mr. Beaith has approximately 22 years in retail experience, including roles as Chief Information Officer of Brookshire Brothers and the Kohlberg Grocery Companies.

Tom L. Canfield, Jr. has served as Senior Vice President – Logistics/Administration Officer since 2006. From 1973 to 2006, Mr. Canfield served in various capacities with the Company. Mr. Canfield has approximately 37 years of experience in the retail industry.

ITEM 11. EXECUTIVE COMPENSATION

The Registrant's Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders contains under the caption "Executive Compensation and Other Information" the information required by Item 11 of Form 10-K, and such information is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Registrant's Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders, contains under the caption "Security Ownership of Certain Beneficial Owners, Directors and Management" the information required by Item 12 of Form 10-K and such information is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Registrant's Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders, contains under the captions "Related Party Transactions" and "Certain Information Concerning the Board and Its Committees" the information required by Item 13 of Form 10-K and such information is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant's Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders, contains under the caption "Ratification of Selection of Independent Public Accountants" the information required by Item 14 of Form 10-K and such information is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) Financial Statements
The financial statements are listed in the index for Item 8 of this Form 10-K.

(2) Financial Statement Schedules
All schedules are omitted because they are inapplicable, not required, or the information is included elsewhere in the Financial Statements or the notes thereto.

(3) Exhibits
The exhibits filed with or incorporated by reference in this report are listed below:

Number	Description
3.1	Articles of Incorporation of Duckwall-ALCO Stores, Inc., amended as of June 13, 1994 and restated solely for filing with the Securities and Exchange Commission (filed as Exhibit 3.1 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2004 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Duckwall-ALCO Stores, Inc. is incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 27, 2011.
4.1	Specimen of Duckwall-ALCO Stores, Inc. Common Stock Certificate (filed as Exhibit 4.1 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2008 and incorporated herein by reference).
4.2	Reference is made to the Amended and Restated Articles of Incorporation described under 3.1 above, Bylaws described under 3.2 above, and Amendment to Bylaws under 3.3 above.
10.1	Stock Option Agreement between the Company and Tom Canfield, Jr. dated September 16, 2009 is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company dated September 24, 2009.
10.2	Stock Option Agreement dated March 13, 2009 between the Company and Edmond C. Beaith is incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company dated March 20, 2009.
10.3	Employment Agreement dated February 11, 2010 between the Company and Richard E. Wilson is incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company dated February 25, 2010.
10.4	Stock Option Agreement, dated February 11, 2010, between the Company and Richard E. Wilson is incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company dated February 25, 2010.
10.5	Stock Option Agreement dated September 20, 2010 between the Company and Wayne S. Peterson is incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Company dated September 22, 2010.
10.6	Resignation of Director. On December 27, 2010 Raymond A.D. French resigned from the Board of Directors and such resignation is incorporated by reference to Exhibit 10.6 to the current Report on Form 8-K of the Company dated December 30, 2010.

Number	Description
10.7	Separation and Release Agreement dated May 13, 2010 between the Company and Jane F. Gilmartin is incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Company dated May 19, 2010.
10.8	Indemnification Agreements between the Company and Royce Winsten, Raymond A.D. French, Lolan C. Mackey and Dennis E. Logue all dated June 14, 2010 incorporated herein by reference to Exhibit 10.8 on Current Report Form 8-K filed by the Company on June 18, 2010.
10.9	Resignation of Donny Johnson incorporated herein by reference to Exhibit 10.9 on Current Report Form 8-K of the Company dated July 15, 2010.
10.10	Indemnification Agreement between the Company and Richard E. Wilson dated August 24, 2010 incorporated herein by reference to Exhibit 10.10 on Current Report Form 8-K of the Company dated August 27, 2010.
10.11	Indemnification Agreement between the Company and Terrence M. Babilla dated September 2, 2010 incorporated herein by reference to Exhibit 10.11 on Current Report Form 8-K of the Company dated September 9, 2010.
10.12	Stock Option Agreement between the Company and Terrence M. Babilla dated September 10, 2010 incorporated herein by reference to Exhibit 10.12 to Current Report Form 8-K of the Company dated September 16, 2010.
10.13	Credit Agreement dated July 21, 2011, between Duckwall-ALCO Stores, Inc. and Wells Fargo Bank, National Association incorporated by reference to Exhibit 10.13 on Current Report Form 8-K of the Company dated July 27, 2011.
10.14	Independent Director Compensation Policy is incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K of the Company dated June 27, 2011.
10.15	Employment Agreement dated September 20, 2010 between the Company and Wayne S. Peterson is incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K of the Company dated September 22, 2010.
10.16	Employment agreement entered into by the Company and Wayne S. Peterson dated March 15, 2012 is incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K dated March 22, 2012.
10.17	Employment agreement entered into by the Company and Ted Beaith dated March 15, 2012 is incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K dated March 22, 2012.
10.18	Employment agreement entered into by the Company and Tom L. Canfield, Jr. dated March 15, 2012 is incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K dated March 22, 2012.
18.1	LIFO Accounting Change Preferability Letter from Independent Registered Public Accounting Firm is incorporated by reference to the Company's Annual Report on Form 10-K dated April 15, 2011.
18.2	Retail Accounting Change Preferability Letter from Independent Registered Public Accounting Firm
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer of Duckwall-ALCO Stores, Inc. dated April 13, 2012, pursuant to Rule 13a-4(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of Duckwall-ALCO Stores, Inc. dated April 13, 2012, pursuant to Rule 13a-4(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of Duckwall-ALCO Stores, Inc, dated April 13, 2012, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which is furnished with this Annual Report on Form 10-K for the year ended January 29, 2012 and is not treated as filed in reliance upon § 601(b)(32) of Regulations S-K.
32.2	Certification of Chief Financial Officer of Duckwall-ALCO Stores, Inc., dated April 13, 2012, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which is furnished with this Annual Report on Form 10-K for the year ended January 29, 2012 and is not treated as filed in reliance upon § 601(b)(32) of Regulations S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCKWALL-ALCO STORES, INC.
by *\/s\/ Richard E. Wilson*
President and Chief Executive Officer

Dated: April 13, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/ Richard E. Wilson Richard E. Wilson President and Chief Executive Officer (Principal Executive Officer)	April 13, 2012
/s/ Wayne S. Peterson Wayne S. Peterson Senior Vice President - Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2012
/s/ Terrence M. Babilla Terrence M. Babilla Director	April 13, 2012
/s/ Dennis E. Logue Dennis E. Logue Director	April 13, 2012
/s/ Lolan C. Mackey Lolan C. Mackey Director	April 13, 2012
/s/ Royce L. Winsten Royce L. Winsten Director - Chairman of Board	April 13, 2012

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Shop Smart. Save Smart.
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Corporate Headquarters & Distribution Center Abilene, KS
216 Stores

Independent Auditors
KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162
(816) 802-5200

Stock Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
(800) 884-4225

Common Stock
Common Stock is traded on the NASDAQ National Market under the symbol DUCK

Shareholder Relations
For help with questions about the Company, or to request a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the year ended January 29, 2012, or for additional corporate information, please contact:
Duckwall-ALCO Stores, Inc.
401 Cottage Avenue
Abilene, KS 67410-2832
(785) 263-3350
www.ALCOstores.com

Corporate Headquarters
Duckwall-ALCO Stores, Inc.
401 Cottage Avenue
Abilene, KS 67410-2832
(785) 263-3350
www.ALCOstores.com

Executive Officers
Richard E. Wilson
President
Chief Executive Officer

Wayne S. Peterson
Senior Vice President
Chief Financial Officer

Tom L. Canfield, Jr.
Senior Vice President
Logistics and Administration

Ted Beaith
Senior Vice President
Chief Information Officer

Chairman of the Board of Directors
Royce Winsten
Shore Capital Management LLC
Managing Director

Directors
Terrence M. Babilla
BSN Sports, Inc.
President, Chief Operating Officer, General Counsel

Dennis E. Logue
Ledyard National Bank
Chairman of the Board

Lolan C. Mackey
Diversified Retail Solutions
Partner

Richard E. Wilson
Duckwall-ALCO Stores, Inc.
President
Chief Executive Officer









ALCO
Shop Smart. Save Smart.

401 Cottage Avenue
Abilene, Kansas 67410-2832
www.ALCOstores.com
Nasdaq: DUCK